

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05046455

March 4, 2005

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/4/2005

Re: Qwest Communications International Inc.
Incoming letter dated January 13, 2005

Dear Mr. Lane:

This is in response to your letters dated January 13, 2005, January 19, 2005 and February 10, 2005 concerning the shareholder proposal submitted to Qwest by William A. Eckhardt, Philip M. Graham, and W. Earl Powles, Jr. We also have received letters on the proponents' behalf dated February 7, 2005 and February 23, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
blane@gibsondunn.com

January 13, 2005

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of W. Earl Powles, Philip M. Graham, and William A. Eckhardt*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from William A. Eckhardt, Philip M. Graham, and W. Earl Powles (collectively, the "Proponents"). The Proposal requests that the Company "pursue all legal remedies to recover, for the benefit of the Company," all bonuses and other performance-based compensation made to executive officers during an accounting period for which the Company's results are restated if and to the extent that the restated results do not exceed the original performance targets. The Proposal, which the Company received on December 13, 2004, and all related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable under:

I. Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and

II. Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") "adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets."

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal.

A stockholder proposal may be properly excluded pursuant to Rule 14a-8(i)(10) "[i]f the company has already substantially implemented the proposal." The following policy, to be applied prospectively, is to be presented for approval by the Company's Board of Directors shortly (the "Qwest Policy").[1]

> In the event of a substantial restatement of previously issued financial statements by Qwest Communications International Inc. (the "Company"), the Company's

[1] We will supplementally notify the Staff upon the formal adoption by the Company's Board of the Qwest Policy.

> Board of Directors (the "Board") will review all performance-based compensation awarded to the Company's senior executive officers that is attributable to performance during the time period(s) restated. In reviewing the restatement and the performance-based compensation, the Board, or a committee thereof, will determine whether the restated results would have resulted in the same performance-based compensation for the senior executive officers. If not, the Board, or a committee thereof, will consider the following: (i) whether the restatement was the result of misconduct on the part of any senior executive officer; (ii) the additional amount of compensation paid to any senior executive officer as a result of the previously issued financial statements; (iii) the best interests of the Company in the circumstances; and (iv) any other legal or other facts or circumstances that the Board deems appropriate for consideration in the exercise of its fiduciary obligations to the Company and its shareholders
>
> Following such consideration, if the Board or a committee thereof deems that any senior executive officer was improperly compensated as the result of the restatement and that it is in the best interests of the Company that it recover the performance-based compensation paid to such senior executive officer, the Board will pursue all reasonable legal remedies to recover the performance-based compensation in question.

Upon adoption of the Qwest Policy, we believe that the Company will have substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2005 Proxy Materials. In the proposing release for amendments to the proxy rules in 1997, the Staff stated that "in order to have been 'substantially implemented' the company must have actually taken steps to implement the proposal. It is insufficient for the company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the company, and not necessarily implementation." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A. (Sept. 18, 1997). In addition, the Staff stated in 1983 amendments to the proxy rules that

> [i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10)[2] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to

[2] Rule 14a-8(c)(10) was the predecessor rule of the current Rule 14a-8(i)(10).

> the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not implemented exactly as proposed.

As noted above, the Proposal requests that the Board adopt a policy whereby the Board will (1) in the event of a substantial restatement of financial results, (2) review all bonuses and other performance-based compensation made to executive officers during the period of the restatement, and (3) pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets. The Qwest Policy substantially implements the Proposal because both the Proposal and the Qwest Policy (1) apply in the event of a substantial restatement of previously issued financial statements, (2) would trigger a review of all performance-based compensation awarded to the Company's senior executive officers[3] during the time period(s) restated, and (3) would lead to the Company pursuing legal remedies to recover the performance-based compensation in question. In addition, the Qwest Policy provides that the Board will analyze various factors to determine whether the senior executive officer was improperly compensated and whether recovery of performance-based compensation paid to such senior executive officer is in the best interests of the Company. This analysis is necessary in view of the Board's fiduciary responsibility with respect to compensation matters. *See, e.g.*, DEL. CODE ANN. tit. 8, § 141(a)

---

[3] We note that Proposal references executive officers but, as expressed in Staff Legal Bulletin No. 14, "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." *See also SBC Communications, Inc.* (avail. Feb. 5, 2003) (proposal requesting limits on the compensation of "members of corporate management" excludable unless revised); *Mirant Corp.* (avail. Jan. 28, 2003) (proposal requesting limits on the compensation of "executives" excludable unless revised). Thus, we request that, should the Staff not concur with any of the Company's bases for exclusion, that the Staff concur that the Proponents revise the Proposal to apply only to senior executive compensation. The Qwest Policy is appropriately limited to senior executives in light of this necessary revision to the Proposal.

(stating that the business and affairs of every corporation are managed by or under the direction of a board of directors); New York Stock Exchange Listing Standards Section 303A.0(5)(b)(i) (setting forth the various executive compensation matters that the compensation committee must have "direct responsibility" for). Moreover, such an analysis is consistent with the determination the Board must make with respect to the request of any senior executive officer for indemnification under the Company's Bylaws.[4]

Accordingly, we believe that the Company will have substantially implemented the Proposal by adopting the Qwest Policy because the Qwest Policy addresses each element of the Proposal and subjecting the determination to pursue legal remedies to a review and determination by the Board is consistent with the Board's fiduciary duties to act in the Company's best interests. For these reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. The Commission stated that the other

---

[4] Article 6 of the Company's Bylaws provides that covered officers shall be indemnified "against any liability incurred in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise, by reason of the fact that such person is or was serving in an indemnified capacity, except to the extent that any such indemnification against a particular liability is expressly prohibited by applicable law or where a judgment or other final adjudication adverse to the indemnified representative establishes, or where it is determined in accordance with applicable law, that his or her acts or omissions (i) were in breach of such person's duty of loyalty to the Corporation or its stockholders, (ii) were not in good faith or involved intentional misconduct or a knowing violation of law, or (iii) resulted in receipt by such person of an improper personal benefit." The Company's Bylaws are attached hereto as Exhibit B.

consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A. The Proposal Is Excludable Because It Relates to the Company's Litigation Strategy.

The Proposal requests that the Board "pursue all legal remedies to recover, for the benefit of the Company," all bonuses and other performance-based compensation made to executive officers during a restatement period if and to the extent that the restated accounting results do not exceed the original performance targets. Under the standard set forth in the above-referenced releases and under well-established precedent, the Proposal is excludable in its entirety because the subject matter of the requested policy relates to ordinary business operations: specifically, the Company's litigation strategy.

The Staff consistently has concurred that the decision to pursue a claim against another party, including instituting legal action, implicates a company's ordinary business operations. For example, in *NetCurrents, Inc.* (avail. May 8, 2001), the Staff concurred that a proposal requiring the company to file suit against officers for financial improprieties was excludable under Rule 14a-8(i)(7) (*i.e.*, litigation strategy). *See also R.J. Reynolds Tobacco Holdings, Inc.* (avail. Feb. 6, 2004) (excluding proposal as relating to the company's ordinary business operations because the proposal could have impacted the company's litigation strategy); *Dynex Capital Inc.* (avail. Apr. 4, 2003) (concurring that a proposal requesting the board to use its best possible efforts to collect $3.3 million from the former president of the company was excludable under Rule 14a-8(i)(7)); *Adams Express Co.* (avail. Jul. 18, 1996) (determination by company of whether to institute legal action is a matter relating to the conduct of the company's ordinary business operations); *Polifly Financial Corp.* (avail. Oct. 13, 1992) ("the decision whether or not to bring a lawsuit on behalf of the [c]ompany involves issues particularly within the province of a company's management"). More recently, in *CMS Energy Corporation* (avail. Jan. 15, 2004), the Staff concurred that a proposal directing the company to initiate legal action to recover amounts paid to two former members of management was excludable under Rule 14a-8(i)(7) (*i.e.*, the conduct of litigation).

Moreover, the Company is a Delaware corporation, and the Delaware Supreme Court has held that "[t]he decision to bring a law suit or to refrain from litigating a claim on behalf of a corporation is a decision *concerning the management of the corporation*." *Spiegel v. Buntrock*, 571 A.2d 767, 773 (Del. 1990) (citing *Zapata Corp. v. Maldonado*, 430 A.2d 779, 782 (Del. 1981)) (*emphasis added*). The General Corporation Law of the State of Delaware also recognizes that the business and affairs of every corporation are managed by or under the direction of a board of directors. DEL. CODE ANN. tit. 8, § 141(a). Thus, the Proposal improperly seeks to substitute the judgment of shareholders for that of the Company on decisions involving litigation strategy.

Accordingly, the Proposal properly may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal concerns the Company's litigation strategy, a matter of ordinary business.

B. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Focus of the Proposal Addresses Ordinary Business Matters.

The Proposal does not involve broad policy issues but instead relates to details of how the Company manages its day-to-day business. In this regard, we note that the Proposal's main thrust and emphasis appears to be instituting legal action to recover compensation in the event of a restatement of financial results. As discussed below, the Proposal thus may be still be excluded under Rule 14a-8(i)(7) as it does not raise a significant social policy issue, but instead implicates the Company's ordinary business operations.

We recognize that the Staff in recent years sometimes has concluded that proposals addressing executive compensation matters raise significant policy issues that are not within a company's ordinary course of business. *See, e.g., AT&T Corp.* (avail. Mar. 1, 2004) (proposal requesting a special review of executive compensation policies to determine whether they "create an undue incentive to export jobs, restructure operations, or make other decisions that may prove to be short-sighted, by linking the compensation of senior executives to measures of performance that are based on corporate income or earnings" not excludable under Rule 14a-8(i)(7)). In these instances, executive compensation policies were clearly the primary focus of the proposals, and, as such, the proposals were not excludable under Rule 14a-8(i)(7).

In this case, however, the Proposal's main thrust and emphasis relates to instituting legal action to recover compensation in the event of a restatement of financial results. The Proposal's reference to executive compensation does not alter the Proposal's focus on litigation strategy, an ordinary business matter. Instead, executive compensation is raised as a vehicle by which these concerns can be voiced. The Staff has permitted the exclusion of this type of proposal where, although executive compensation is implicated, the proposal focuses on ordinary business matters. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 17, 2003), the Staff concurred with the exclusion of a proposal requesting that the company's board of directors consider increases in the percentage of employees that were covered by the company's medical health insurance plan in determining senior executive compensation. In concurring that the company could exclude that proposal, the Staff stated, "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *See also Associated Estates Realty Corporation* (avail. Jan. 10, 2000) (permitting the exclusion of a proposal regarding CEO compensation and the institution of a "business plan" that would include the "disposition of non-core businesses and assets," which the Staff noted as relating, in part, to ordinary business operations (*e.g.*, the disposition of non-core businesses and assets)).

In sum, the Proposal requests the Company's Board to take certain actions related to the Company's ordinary business operations. We believe that the Proposal does not address any general policy issue; instead, the Proposal seeks Board action in relation to a matter strictly within the Board's purview to manage the ordinary business operations of the Company – litigation strategy. Specifically, the Proposal requests that the Company institute legal action against officers of the Company in order to recover compensation previously paid to the Company's executive officers. Thus, based on the well-established precedent set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

* * *

For the reasons set forth above, the Company respectfully requests that the Staff concur with our view that the Company may omit the Proposal from the 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 887-3646, or Stephen E. Brilz, the Company's Vice-President, Law, at (303) 992-6244, if we can be of any further assistance in this matter.

Sincerely,



Brian J. Lane

Attachments

cc: Stephen E. Brilz, Qwest Communications International, Inc.
W. Earl Powles
Philip M. Graham
William A. Eckhardt

70305533_1.DOC

EXHIBIT A

December 10, 2003

Richard N. Baer
Executive Vice President,
General Counsel and Corporate Secretary
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

Dear Mr. Baer:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2005 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

Our stockholder resolution and supporting statement requests the Board of Directors to adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets.

Each of us has continuously held shares of common stock currently valued at over $2,000 for more than one year, as indicated above our resolution attached to this letter. We intend to maintain our ownership position through the date of the 2005 Annual Meeting. We plan to introduce and speak for our resolution at the Company's 2005 Annual Meeting.

We thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any additional information please feel free to contact us.

Sincerely yours,


W. Earl Powles


Philip M. Graham


William A. Eckhardt

ENCLOSURES

RECOVER UNEARNED EXECUTIVE COMPENSATION

Philip M. Graham, 1833 East Gary Street, Mesa, AZ, 85203, who owns 1,072 shares of the Company's common stock; W. Earl Powles Jr., 1301 W. Dunlap Ave, Phoenix, AZ 85021, who owns 1,220 shares of the Company's common stock; and William A. Eckhardt, 16914 E. Britt Ct., Fountain Hills, AZ, 85268, who owns 931 shares of the Company's common stock; intend to present the following resolution at the 2005 Annual Meeting for action by the stockholders.

RESOLVED: *The shareholders of Qwest Communications request the Board to* adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets.

SUPPORTING STATEMENT

We believe that executive compensation should be closely tied to actual financial performance – and that the Company should seek to recover for shareholders any performance-based compensation that is awarded due to fraudulent or erroneous financial results.

Recent evidence suggests that recovering ill-gotten compensation for shareholders is not the Company's policy or practice despite recent substantial earnings restatements and the $750 million set aside to pay settlements or judgments related to the Company's accounting scandals.

Last October, Qwest agreed to pay $250 million – which cannot be paid by insurance – to settle Securities and Exchange Commission (SEC) charges that it engaged in massive accounting fraud between 1999 and 2001.

The SEC charged that Qwest "fraudulently recognized over $3.8 billion in revenue and excluded $231 million in expense as part of a multi-faceted fraudulent scheme to meet optimistic and unsupportable revenue and earnings projections." Qwest's restated loss for 2000 and 2001 alone was $2.5 billion larger than originally reported.

Excluding Qwest founder Phillip Anschutz, Qwest's executive officers and board members netted a cumulative profit of $640 million through the sale of Qwest stock from 1997 to 2001. Former CEO Joe Nacchio netted more than $230 million in stock sales between 1999 and 2001, while former Board Chairman Anschutz reaped $1.85 billion, according to the *Denver Post*.

Qwest's long-term shareholders did not fare so well. Qwest's stock price plunged from a post-merger high of $60 to nearly $1 after the initial restatement and Nacchio's forced resignation in June 2002.

Rather than pursue restitution, Qwest's Board agreed to pay Nacchio an additional $12.23 million in severance, a $3 million consulting contract, medical benefits for life, and free long-distance services for 10 years (a benefit Qwest subsequently eliminated for many of its retirees).

Last year the SEC brought charges against eight ex-Qwest executives and sought restitution of "ill-gotten gains," including bonuses, equity grants and other compensation. Two executives agreed last June to pay $380,000 into a fund for investors.

In contrast, Qwest's Board has made no public statement about what steps it will take to recoup the far larger bonuses and profits on the exercise of equity grants paid to executive officers based on the restated financial results.

The Board's failure to take such action would be a serious omission, in our view. Qwest should consistently follow its policy of incentive-based compensation. When there is a substantial restatement of earnings – particularly one resulting from fraud or mismanagement – the Board should undertake to recoup money that was not earned or deserved and, in our view, belongs to shareholders.

Please vote FOR this resolution.

TO WHOM IT MAY CONCERN

W. Earl Powles, Jr. is a trustee of the Powles Family Trust which holds 1220 shares of Qwest stock and all of the shares have been owned prior to November 1, 2003.



W. Earl Powles, Jr. — Date: 12-9-2004

Philip M. Graham
1833 E. Gary Street, Mesa, AZ 85203

December 9, 2004

To whom it may concern:

I own 1072 shares of Qwest Communications stock as of this date and have owned them since before December 31, 2002.

Attached is a copy of the November 30, 2004 statement from Fidelity Investments, and one for December 31, 2002, indicating shares held by them in my behalf.

In 2004, the account was re-titled as a trust account of which I am a trustee. This is so indicated.



Philip M. Graham



Investment Report

November 1, 2004 - November 30, 2004

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Envelope

PHILIP MAURICE GRAHAM
THE GRAHAM FAMILY REVOC TRUST
1833 E GARY ST
MESA AZ 85203-4510



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Fidelity Account[sm] THE GRAHAM FAMILY REVOC TRUST U/A 08/13/04 PHILIP M GRAHAM AND SHARON L GRAHAM TRUSTEES

▶ *Congratulations. You've earned lower commissions based on your assets and trading with Fidelity. Your pricing has been upgraded and you will receive deeper discounts on your stock and option trades. The enclosed commission schedule details your new pricing. Thank you for your continued business.*

Account Summary

Beginning value as of Nov 1	$108,642.02
Transfers between Fidelity accounts	5.97
Change in investment value	3,569.49
Ending value as of Nov 30	**$112,217.48**
Your commission schedule	Silver
Account eligible trades from Dec 2003 - Nov 2004	0

Income Summary

	This Period	Year to Date
Taxable		
Interest	$20.10	$30.96

Holdings (Symbol) as of November 30, 2004

	Quantity November 30, 2004	Price per Unit November 30, 2004	Total Cost Basis	Total Value November 1, 2004	Total Value November 30, 2004
Stocks *4% of holdings*					
QWEST COMM INTL INC (Q)	1,072.000	$4.000	unknown	$3,666.24	$4,288.00
Mutual Funds *72% of holdings*					
FIDELITY FUND (FFIDX)			unknown		
FIDELITY DIVIDEND GROWTH (FDGFX)			unknown		

QWEST COMM INTL INC (Q)		1,072.0000	$5.00000	$17,771.05	$5,188.48
Mutual Funds ***68% of holdings***					
FIDELITY FUND (FFIDX)					
FIDELITY GINNIE MAE (FGMNX)	*30-day yield: 4.08%*				
SPARTAN ARIZONA MUNICIPAL INCOME (FSAZX)	*30-day yield: 3.22%*				

0001 04 18 000 **Page 1 of 4**



Investment Report

December 1, 2002 - December 31, 2002

Fidelity Account SHARON L GRAHAM AND PHILIP M GRAHAM - WITH RIGHTS OF SURVIVORSHIP

Holdings (Symbol) as of December 31, 2002	Performance December 31, 2002	Quantity December 31, 2002	Price per Unit December 31, 2002	Total Cost Basis	Total Value December 1, 2002
Core Account ***39% of holdings***					
CASH				not applicable	
For balances between $25,000.00 and $99,999.99, the current interest rate is 00.40%.					
Total Market Value					
All positions held in cash account unless indicated otherwise.					

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance	Description	Amount
Beginning			Income	
Investment Activity			Subtotal of Investment Activity	

Edward Jones
13253 North La Montana Drive
Suite 105
Fountain Hills, AZ 85268
(480) 837-0160

John M. Winter Jr
Investment Representative

EdwardJones

December 6, 2004

To Whom It May Concern:

This letter is to confirm that William A. Eckhardt owns 931 shares of QWEST stock. He has owned 431 shares longer than one year.

This information is accurate as of 12/6/04. However, Mr. Eckhardt has the right to sell these shares at any time.

Sincerely,



John M. Winter, Jr., CFP
Investment Representative

EXHIBIT B

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Exhibit 3.3

AMENDED AND RESTATED BYLAWS
OF
QWEST COMMUNICATIONS INTERNATIONAL INC.
(Amended and Restated Effective July 1, 2002)
(Amended Effective May 25, 2004)

ARTICLE 1

OFFICES

SECTION 1.01. *Registered Office.* The registered office of Qwest Communications International Inc. (the "Corporation") in the State of Delaware shall be at 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 and its registered agent at such address shall be The Corporation Trust Company, or such other office or agent as the Board of Directors of the Corporation (the "Board") shall from time to time select.

SECTION 1.02. *Other Offices.* The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE 2

MEETINGS OF STOCKHOLDERS

SECTION 2.01. *Place of Meeting.* All meetings of the stockholders of the Corporation shall be held at the office of the Corporation or at such other places, within or without the State of Delaware, as may from time to time be fixed by the Board.

SECTION 2.02. *Annual Meetings.* An annual meeting of the stockholders shall be held on such date and at such time as the Board shall fix in the notice of meeting for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the stockholders, or at any adjournment thereof, the Board shall cause the election to be held at a meeting of the stockholders as soon thereafter as conveniently may be. Failure to hold an annual meeting as required by these bylaws shall not invalidate any action taken by the Board or officers of the Corporation.

SECTION 2.03. *Special Meetings.* Except as otherwise required by law or the Certificate of Incorporation of the Corporation (the "Certificate"), special meetings of the stockholders for any purpose or purposes may be called by the Chairman of the Board (the "Chairman"), the Chief Executive Officer or a majority of the entire Board. Only such business as is specified in the notice of any special meeting of the stockholders shall come before such meeting.

SECTION 2.04. *Notice of Meetings.* Except as otherwise provided by law, written notice of each meeting of the stockholders, whether annual or special, shall be given, either by personal delivery or by mail, not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to notice of the meeting. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Each such notice shall state the place, date and hour of the meeting, and the purpose or purposes for which the meeting is called. Notice of any meeting of

stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy without protesting, prior to or at the commencement of the meeting, the lack of proper notice to such stockholder, or who shall sign a written waiver of notice thereof, whether before or after such meeting. Notice of adjournment of a meeting of stockholders need not be given if the time and place to which it is adjourned are announced at such meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.

SECTION 2.05. *Quorum.* Except as otherwise provided by law or by the Certificate, the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders; *provided, however*, that in the case of any vote to be taken by classes, the holders of a majority of the votes entitled to be cast by the stockholders of a particular class shall constitute a quorum for the transaction of business by such class.

SECTION 2.06. *Adjournments.* The chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the meeting from time to time whether or not a quorum is present. In the event that a quorum does not exist with respect to any vote to be taken by a particular class, the chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders of such class who are present in person or by proxy may adjourn the meeting with respect to the vote(s) to be taken by such class. At such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 2.07. *Order of Business.* (a) At each meeting of the stockholders, the Chairman or, in the absence of the Chairman, the Chief Executive Officer or, in the absence of the Chief Executive Officer, such person as shall be selected by the Board shall act as chairman of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the voting polls.

(b) At any annual meeting of stockholders, only such business shall be conducted as shall have been brought before the annual meeting (i) by or at the direction of the chairman of the meeting, (ii) pursuant to the notice provided for in Section 2.04 or (iii) by any stockholder who is a holder of record at the time of the giving of such notice provided for in this Section 2.07, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.07.

(c) For business properly to be brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation (the "Secretary"). To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 120 days prior to the anniversary date of the Corporation's proxy statement released to stockholders in connection with the previous year or if the date of the annual meeting has been changed by more than 30 days from the date contemplated at the previous year's annual meeting, then 150 days prior to the date of the annual meeting. To be in proper written form, a stockholder's notice to the Secretary shall set forth in writing as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of the stockholder proposing such business and all persons or entities acting in concert with the stockholder; (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder and all persons or entities acting in

concert with such stockholder; (iv) any material interest of the stockholder in such business; and (v) any additional information as the Board or the Chief Executive Officer of the Corporation shall deem necessary or desirable.

The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting and such stockholder's proposal has been included in a proxy statement that has been prepared by management of the Corporation to solicit proxies for such annual meeting; *provided*, however, that if such stockholder does not appear or send a qualified representative to present such proposal at such annual meeting, the Corporation need not present such proposal for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation. Notwithstanding anything in the bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 2.07. The chairman of an annual meeting shall, if the facts warrant, determine that business was not properly brought before the annual meeting in accordance with the provisions of this Section 2.07 and, if the chairman should so determine, the chairman shall so declare to the annual meeting and any such business not properly brought before the annual meeting shall not be transacted.

SECTION 2.08. *List of Stockholders.* It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least 10 days before each meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in such stockholder's name. Such list shall be produced and kept available at the times and places required by law.

SECTION 2.09. *Voting.* (a) Except as otherwise provided by law or by the Certificate, each stockholder of record of any class or series of capital stock of the Corporation shall be entitled at each meeting of stockholders to such number of votes for each share of such stock as may be fixed in the Certificate or in the resolution or resolutions adopted by the Board providing for the issuance of such stock, registered in such stockholder's name on the books of the Corporation:

(1) on the date fixed pursuant to Section 7.06 as the record date for the determination of stockholders entitled to notice of and to vote at such meeting; or

(2) if no such record date shall have been so fixed, then at the close of business on the day next preceding the day on which notice of such meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) Each stockholder entitled to vote at any meeting of stockholders may authorize not in excess of three persons to act for such stockholder by proxy. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated for holding such meeting. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

(c) At each meeting of the stockholders, all corporate actions to be taken by vote of the stockholders (except as otherwise required by law and except as otherwise provided in the Certificate or these bylaws) shall be authorized by a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented by proxy, and where a separate vote by class is required, a majority of the votes cast by the stockholders of such class who are present in person or represented by proxy shall be the act of such class.

(d) Unless required by law or determined by the chairman of the meeting to be advisable, the vote on any matter, including the election of directors, need not be by written ballot. In the case of a vote by written ballot, each ballot shall be signed by the stockholder voting, or by such stockholder's proxy.

SECTION 2.10. *Inspectors.* The chairman of the meeting shall appoint one or more inspectors to act at any meeting of stockholders. Such inspectors shall perform such duties as shall be specified by the chairman of the meeting. Inspectors need not be stockholders. No director or nominee for the office of director shall be appointed such inspector.

ARTICLE 3

BOARD OF DIRECTORS

SECTION 3.01. *General Powers.* The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate directed or required to be exercised or done by the stockholders.

SECTION 3.02. *Number, Qualification and Election.* (a) The total number of directors constituting the whole Board initially shall be thirteen and thereafter, subject to the terms of Section 6.01 of the Certificate, shall be as determined from time to time by the Board, provided, however, that any reduction in the total number of directors constituting the whole Board shall not terminate the term of any director then in office.

(b) Except with respect to directors who may be elected solely by the holders of shares of any class or series of stock having a preference over the common stock of the Corporation as to dividends or to distributions upon liquidation or dissolution and winding-up of the Corporation pursuant to the terms of Article 5 of the Certificate of Incorporation of the Corporation, at the 2005 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2006 annual meeting of stockholders (which number of directors shall be approximately one-third of the total number of directors of the corporation); at the 2006 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2007 annual meeting of stockholders (which number of directors shall be approximately two-thirds of the total number of directors of the corporation); and at each annual meeting of stockholders thereafter, the directors shall be elected for terms expiring at the next annual meeting of stockholders.

(c) Each director shall be at least 21 years of age. Directors need not be stockholders of the Corporation.

(d) In any election of directors held at a meeting of stockholders, the persons receiving a plurality of the votes cast by the stockholders entitled to vote thereon at such meeting who are present or represented by proxy, up to the number of directors to be elected in such election, shall be deemed elected.

SECTION 3.03. *Notification of Nomination.* Subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board or by any stockholder who is a stockholder of record at the time of giving of the notice of nomination provided for in this Section 3.03 and who is entitled to vote for the election of directors. Any stockholder of record entitled to vote for the election of directors at a meeting may nominate persons for election as directors only if timely written notice of such stockholder's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary in accordance with Section 2.07(c). Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination, of all persons or entities acting in concert with the stockholder, and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements

or understandings between the stockholder and each nominee and any other person or entities acting in concert with the stockholder (naming such person or entities) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by the stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board; (e) the class and number of shares of the Corporation that are beneficially owned by the stockholder and all persons or entities acting in concert with the stockholder; and (f) the consent of each nominee to being named in a proxy statement as nominee and to serve as a director of the Corporation if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made after compliance with the foregoing procedure. Only such persons who are nominated in accordance with the procedures set forth in this Section 3.03 shall be eligible to serve as directors of the Corporation.

SECTION 3.04. *Quorum and Manner of Acting.* Except as otherwise provided by law, the Certificate or these bylaws, a majority of the entire Board shall constitute a quorum for the transaction of business at any meeting of the Board, and, except as so provided, the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 3.05. *Place of Meeting.* The Board may hold its meetings at such place or places within or without the State of Delaware as the Board may from time to time determine or as shall be specified or fixed in the respective notice or waivers of notice thereof.

SECTION 3.06. *Regular Meetings.* Regular meetings of the Board shall be held at such times and places as the Chairman or the Board shall from time to time by resolution determine. If any day fixed for a regular meeting shall be a legal holiday under the laws of the place where the meeting is to be held, the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day.

SECTION 3.07. *Special Meetings.* Special meetings of the Board shall be held whenever called by the Chairman or by a majority of the directors.

SECTION 3.08. *Notice of Meetings.* Notice of regular meetings of the Board or of any adjourned meeting thereof need not be given. Notice of each special meeting of the Board shall be given by overnight delivery service or mailed to each director, in either case addressed to such director at such director's residence or usual place of business, at least two days before the day on which the meeting is to be held or shall be sent to such director at such place electronically or by telecopy or be given personally or by telephone, not later than the day before the meeting is to be held, but notice need not be given to any director who shall, either before or after the meeting, submit a signed waiver of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to such director. Every such notice shall state the time and place but need not state the purpose of the meeting.

SECTION 3.09. *Rules and Regulations.* The Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these bylaws for the conduct of its meetings and management of the affairs of the Corporation as the Board may deem proper.

SECTION 3.10. *Participation in Meeting by Means of Communication Equipment.* Any one or more members of the Board or any committee thereof may participate in any meeting of the Board or of any such committee by means of conference telephone or similar communications equipment by means of

which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.11. *Action Without Meeting.* Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or of any such committee consent thereto in writing and the writing or writings are filed with the minutes of the proceedings of the Board or of such committee.

SECTION 3.12. *Resignations.* Any director of the Corporation may at any time resign by giving written notice to the Board, the Chairman, the Chief Executive Officer, the President or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified therein, upon receipt thereof; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 3.13. *Removal of Directors.* Directors may be removed only as provided in Section 6.05 of the Certificate.

SECTION 3.14. *Vacancies.* Except as otherwise required by law and subject to the rights of the holders of any series of stock having a preference over the common stock of the Corporation as to dividends or upon liquidation, any vacancy in the Board of Directors for any reason and any newly created directorship resulting by reason of any increase in the number of directors may be filled only by the Board of Directors (and not by the stockholders), by resolution adopted by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum (or by a sole remaining director); *provided, however,* that if not so filled, any such vacancy shall be filled by the stockholders at the next annual meeting or at a special meeting called for that purpose in accordance with Section 2.03. Any director so appointed or elected shall hold office until the expiration of the term of office of the director whom he or she replaced or until his or her successor is elected and qualified.

SECTION 3.15. *Compensation.* Each director, in consideration of such person serving as a director, shall be entitled to receive from the Corporation such amount per annum and such fees for attendance at meetings of the Board or of committees of the Board, or both, as the Board shall from time to time determine. In addition, each director shall be entitled to receive from the Corporation reimbursement for the reasonable expenses incurred by such person in connection with the performance of such person's duties as a director. Nothing contained in this Section 3.15 shall preclude any director from serving the Corporation or any of its subsidiaries in any other capacity and receiving proper compensation therefor.

ARTICLE 4

COMMITTEES OF THE BOARD OF DIRECTORS

SECTION 4.01. *Establishment of Committees of the Board of Directors; Election of Members of Committees of the Board of Directors; Functions of Committees of the Board of Directors.* The Board may, in accordance with and subject to the General Corporation Law of the State of Delaware, from time to time establish committees of the Board to exercise such powers and authorities of the Board, and to perform such other functions, as the Board may from time to time determine.

SECTION 4.02. *Procedures; Meetings; Quorum.* Regular meetings of committees of the Board, of which no notice shall be necessary, may be held at such times and places as shall be fixed by resolution adopted by a majority of the members thereof. Special meetings of any committee of the Board shall be called at the request of a majority of the members thereof. Notice of each special meeting of any committee of the Board shall be given by overnight delivery service or mailed to each member, in either case addressed to such member at such member's residence or normal place of business, at least two days before the day on which the meeting is to be held or shall be sent to such members at such place electronically or by telecopy or be given personally or by telephone, not later than the day before

the meeting is to be held, but notice need not be given to any member who shall, either before or after the meeting, submit a signed waiver of such notice or who shall attend such meeting without protesting, prior to it or at its commencement, the lack of such notice to such member. Any special meeting of any committee of the Board shall be a legal meeting without any notice thereof having been given, if all the members thereof shall be present thereat. Notice of any adjourned meeting of any committee of the Board need not be given. Any committee of the Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these bylaws for the conduct of its meetings as such committee of the Board may deem proper. A majority of the members of any committee of the Board shall constitute a quorum for the transaction of business at any meeting, and the vote of a majority of the members thereof present at any meeting at which a quorum is present shall be the act of such committee. Each committee of the Board shall keep written minutes of its proceedings and shall report on such proceedings to the Board.

ARTICLE 5

OFFICERS

SECTION 5.01. *Number; Term of Office.* The officers of the Corporation shall be such officers as the Board may from time to time determine, which may include a Chairman, Chief Executive Officer, President, Chief Financial Officer, General Counsel and one or more Vice Presidents (including, without limitation, Assistant, Executive and Senior Vice Presidents) and a Treasurer, Secretary and Controller and such other officers or agents with such titles and such duties as the Board may from time to time determine, each to have such authority, functions or duties as provided in these bylaws or as the Board may from time to time determine, and each to hold office for such term as may be prescribed by the Board and until such person's successor shall have been chosen and shall qualify, or until such person's death or resignation, or until such person's removal in the manner hereinafter provided. One person may hold the offices and perform the duties of any two or more of said officers; *provided, however*, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate or these bylaws to be executed, acknowledged or verified by two or more officers. The Board may from time to time authorize any officer to appoint and remove any such other officers and agents and to prescribe their powers and duties. The Board may require any officer or agent to give security for the faithful performance of such person's duties.

SECTION 5.02. *Removal.* Any officer may be removed, either with or without cause, by the Board at any meeting thereof or, except in the case of any officer elected by the Board, by any superior officer upon whom such power may be conferred by the Board.

SECTION 5.03. *Resignation.* Any officer may resign at any time by giving notice to the Board, the Chief Executive Officer or the Secretary. Any such resignation shall take effect at the date of receipt of such notice or at any later date specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 5.04. *Vacancies.* A vacancy in any office because of death, resignation, removal or any other cause may be filled for the unexpired portion of the term in the manner prescribed in these bylaws for election to such office.

SECTION 5.05. *Chairman of the Board; Powers and Duties.* The Board may, at its election, appoint a Chairman of the Board (the "Chairman"). If such an officer be elected, he or she will, if present, preside at all meetings of the Board and will have such other powers and duties as may from time to time be assigned to him or her by the Board.

SECTION 5.06. *Chief Executive Officer; Powers and Duties.* Subject to the control of the Board, the Chief Executive Officer shall supervise and direct generally all the business and affairs of the Corporation. Any document may be signed by the Chief Executive Officer or any other person who may be thereunto authorized by the Board or the Chief Executive Officer. The Chief Executive Officer may appoint such assistant officers as are deemed necessary.

SECTION 5.07. *President, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents; Powers and Duties.* The President shall be the chief operating officer of the Corporation. The President and each Executive Vice President, each Senior Vice President, and each Vice President shall have such powers and perform such duties as may be assigned by the Board of Directors or the Chief Executive Officer.

SECTION 5.08. *Secretary and Assistant Secretaries; Powers and Duties.* The Secretary shall attend all meetings of the stockholders and the Board and shall keep the minutes for such meetings in one or more books provided for that purpose. The Secretary shall be custodian of the corporate records, except those required to be in the custody of the Treasurer or the Controller, shall keep the seal of the Corporation, and shall execute and affix the seal of the Corporation to all documents duly authorized for execution under seal on behalf of the Corporation, and shall perform all of the duties incident to the office of Secretary, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

The Assistant Secretaries shall perform such of the Secretary's duties as the Secretary shall from time to time direct. In case of the absence or disability of the Secretary or a vacancy in the office, an Assistant Secretary designated by the Chief Executive Officer or by the Secretary, if the office is not vacant, shall perform the duties of the Secretary.

SECTION 5.09. *Chief Financial Officer; Powers and Duties.* The Chief Financial Officer shall be responsible for maintaining the financial integrity of the Corporation, shall prepare the financial plans for the Corporation, and shall monitor the financial performance of the Corporation and its subsidiaries, as well as performing such other duties as may be assigned by the Chief Executive Officer or the Board.

SECTION 5.10. *Treasurer and Assistant Treasurers; Powers and Duties.* The Treasurer shall have care and custody of the funds and securities of the Corporation, shall deposit such funds in the name and to the credit of the Corporation with such depositories as the Treasurer shall approve, shall disburse the funds of the Corporation for proper expenses and dividends, and as may be ordered by the Board, taking proper vouchers for such disbursements. The Treasurer shall perform all of the duties incident to the office of Treasurer, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

The Assistant Treasurers shall perform such of the Treasurer's duties as the Treasurer shall from time to time direct. In case of the absence or disability of the Treasurer or a vacancy in the office, an Assistant Treasurer designated by the Chief Executive Officer or by the Treasurer, if the office is not vacant, shall perform the duties of the Treasurer.

SECTION 5.11. *General Counsel; Powers and Duties.* The General Counsel shall be the chief legal officer of the Corporation. The General Counsel shall have such power and exercise such authority and provide such counsel to the Corporation as deemed necessary or desirable to enforce the rights and protect the property and integrity of the Corporation, shall also have the power, authority, and responsibility for securing for the Corporation all legal advice, service, and counseling, and shall perform all of the duties incident to the office of General Counsel, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

SECTION 5.12. *Controller and Assistant Controllers; Powers and Duties.* The Controller shall keep and maintain in good and lawful order all accounts required by law and shall have sole control over,

and ultimate responsibility for, the accounts and accounting methods of the Corporation and the compliance of the Corporation with all systems of accounts and accounting regulations prescribed by law. The Controller shall audit, to such extent and at such times as may be required by law or as the Controller may think necessary, all accounts and records of corporate funds or property, by whomsoever kept, and for such purposes shall have access to all such accounts and records. The Controller shall make and sign all necessary and proper accounting statements and financial reports of the Corporation, and shall perform all of the duties incident to the office of Controller, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

The Assistant Controllers shall perform such of the Controller's duties as the Controller shall from time to time direct. In case of the absence or disability of the Controller or a vacancy in the office, an Assistant Controller designated by the Chief Executive Officer or the Controller, if the office is not vacant, shall perform the duties of the Controller.

SECTION 5.13. *Salaries.* The salaries of all officers of the Corporation shall be fixed by or in the manner provided by the Board. No officer shall be disqualified from receiving a salary by reason of also being a director of the Corporation.

ARTICLE 6

INDEMNIFICATION

SECTION 6.01. *Scope of Indemnification.* (a) The Corporation shall indemnify an indemnified representative against any liability incurred in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise, by reason of the fact that such person is or was serving in an indemnified capacity, except to the extent that any such indemnification against a particular liability is expressly prohibited by applicable law or where a judgment or other final adjudication adverse to the indemnified representative establishes, or where it is determined in accordance with applicable law, that his or her acts or omissions (i) were in breach of such person's duty of loyalty to the Corporation or its stockholders, (ii) were not in good faith or involved intentional misconduct or a knowing violation of law, or (iii) resulted in receipt by such person of an improper personal benefit. The rights granted by this Article 6 shall not be deemed exclusive of any other rights to which those seeking indemnification, contribution, or advancement of expenses may be entitled under any statute, certificate of incorporation, agreement, contract of insurance, vote of stockholders or disinterested directors, or otherwise. The rights of indemnification and advancement of expenses provided by or granted pursuant to this Article 6 shall continue as to a person who has ceased to be an indemnified representative in respect of matters arising prior to such time and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such a person.

(b) If an indemnified representative is not entitled to indemnification with respect to a portion of any liabilities to which such person may be subject, the Corporation shall nonetheless indemnify such indemnified representative to the maximum extent for the remaining portion of the liabilities.

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the indemnified representative is not entitled to indemnification.

(d) To the extent permitted by law, the payment of indemnification provided for by this Article 6, including the advancement of expenses pursuant to Section 6.02, with respect to proceedings other than those brought by or in the right of the Corporation, shall be subject to the conditions that the indemnified representative shall give the Corporation prompt notice of any proceeding, that the Corporation shall have complete charge of the defense of such proceeding and the right to select counsel for the indemnified representative, and that the indemnified representative shall assist and cooperate fully in all matters respecting the proceeding and its defense or settlement. The Corporation

may waive any or all of the conditions set forth in the preceding sentence. Any such waiver shall be applicable only to the specific payment for which the waiver is made and shall not in any way obligate the Corporation to grant such waiver at any future time. In the event of a conflict of interest between the indemnified representative and the Corporation that would disqualify the Corporation's counsel from representing the indemnified representative under the rules of professional conduct applicable to attorneys, it shall be the policy of the Corporation to waive any or all of the foregoing conditions subject to such limitations or conditions as the Corporation shall deem to be reasonable in the circumstances.

(e) For purposes of this Article 6:

(1) "indemnified capacity" means any and all past, present, or future services by an indemnified representative in one or more capacities as a director, officer, employee, or agent of the Corporation or, at the request of the Corporation, as a director, officer, employee, agent, fiduciary, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan, or other entity or enterprise; any indemnified representative serving an affiliate of the Corporation in any capacity shall be deemed to be doing so at the request of the Corporation;

(2) "affiliate of the Corporation" means an entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation;

(3) "indemnified representative" means any and all directors, officers, and employees of the Corporation and any other person designated as an indemnified representative by the Board;

(4) "liability" means any damage, judgment, amount paid in settlement, fine, penalty, punitive damage, excise tax assessed with respect to an employee benefit plan, or cost or expense of any nature (including, without limitation, expert witness fees, costs of investigation, litigation and appeal costs, attorneys' fees, and disbursements); and

(5) "proceeding" means any threatened, pending, or completed action, suit, appeal, or other proceeding of any nature, whether civil, criminal, administrative, or investigative, whether formal or informal, whether external or internal to the Corporation, and whether brought by or in the right of the Corporation, a class of its security holders or otherwise.

SECTION 6.02. *Advancing Expenses.* All reasonable expenses incurred in good faith by an indemnified representative in advance of the final disposition of a proceeding described in Section 6.01 shall be advanced to the indemnified representative by the Corporation. Before making any such advance payment of expenses, the Corporation shall receive an undertaking by or on behalf of the indemnified representative to repay such amount if it shall ultimately be determined that such indemnified representative is not entitled to be indemnified by the Corporation pursuant to this Article 6. No advance shall be made by the Corporation if a determination is reasonably and promptly made by a majority vote of disinterested directors, even if the disinterested directors constitute less than a quorum, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the Board or counsel at the time such determination is made, the indemnified representative has acted in such a manner as to permit or require the denial of indemnification pursuant to the provisions of Section 6.01.

ARTICLE 7

CAPITAL STOCK

SECTION 7.01. *Share Ownership.* (a) Holders of shares of stock of each class of the Corporation shall be recorded on the books of the Corporation and ownership of such stock shall be evidenced by a

certificate or other form as shall be approved by the Board. Certificates representing shares of stock of each class, if any, shall be signed by, or in the name of, the Corporation by the Chairman or the President, any Vice President and by the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and sealed with the seal of the Corporation, which may be a facsimile thereof. Any or all such signatures may be facsimiles if countersigned by a transfer agent or registrar. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

(b) The stock ledger and blank share certificates shall be kept by the Secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the Board.

SECTION 7.02. *Transfer of Shares.* Transfers of shares of stock of each class of the Corporation shall be made only on the books of the Corporation by the holder thereof, or by such holder's attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent for such stock, if any, and on surrender of the certificate or certificates, if any, for such shares properly endorsed or accompanied by a duly executed stock transfer power (or by proper evidence of succession, assignment or authority to transfer) and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. The person in whose name shares are registered on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation; *provided, however*, that whenever any transfer of shares shall be made for collateral security and not absolutely, and written notice thereof shall be given to the Secretary or to such transfer agent, such fact shall be stated in the entry of the transfer. No transfer of shares shall be valid as against the Corporation, its stockholders and creditors for any purpose, except to render the transferee liable for the debts of the Corporation to the extent provided by law, until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

SECTION 7.03. *Registered Stockholders and Addresses of Stockholders.* (a) The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

(b) Each stockholder shall designate to the Secretary or transfer agent of the Corporation an address at which notices of meetings and all other corporate notices may be given to such person, and, if any stockholder shall fail to designate such address, corporate notices may be given to such person at such person's post office address, if any, as the same appears on the stock record books of the Corporation or at such person's last known post office address.

SECTION 7.04. *Lost, Destroyed and Mutilated Certificates.* The Corporation may issue to any holder of shares of stock the certificate for which has been lost, stolen, destroyed or mutilated a new certificate or certificates for shares, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction. The Board, or a committee designated thereby, or the transfer agents and registrars for the stock, may, in their discretion, require the owner of the lost, stolen or destroyed certificate, or such person's legal representative, to give the Corporation a bond in such sum and with such surety or sureties as they may direct to indemnify the Corporation and said transfer agents and registrars against any claim that may be made on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

SECTION 7.05. *Regulations.* The Board may make such additional rules and regulations as it may deem expedient concerning the issue and transfer of shares of stock of each class of the Corporation and may make such rules and take such action as it may deem expedient concerning the issue of certificates in lieu of certificates claimed to have been lost, destroyed, stolen or mutilated.

SECTION 7.06. *Fixing Date for Determination of Stockholders of Record.* In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board may fix a new record date for the adjourned meeting.

SECTION 7.07. *Transfer Agents and Registrars.* The Board may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

ARTICLE 8

SEAL

The Board shall provide a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation and the words and figures of "Corporate Seal Delaware", or such other words or figures as the Board may approve and adopt. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE 9

FISCAL YEAR

The fiscal year of the Corporation shall end on the 31st day of December in each year.

ARTICLE 10

AMENDMENTS

Any bylaw may be adopted, repealed, altered or amended by the affirmative vote of two–thirds of the entire Board at any meeting thereof; *provided that* notwithstanding anything else in these bylaws, this proviso in this first sentence of Article 10 and the last sentence of Article 10 may only be amended or repealed by an affirmative vote of three–fourths of the Board at any meeting thereof. The stockholders of the Corporation shall have the power to amend, alter or repeal any provision of these bylaws only to the extent and in the manner provided in the Certificate.

QuickLinks

Exhibit 3.3

AMENDED AND RESTATED BYLAWS OF QWEST COMMUNICATIONS INTERNATIONAL INC. (Amended and Restated Effective July 1, 2002) (Amended Effective May 25, 2004)

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

January 19, 2004

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Qwest Communications International Inc.*
Supplemental Letter regarding
Stockholder Proposal of W. Earl Powles, Philip M. Graham, and William A. Eckhardt
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff Division of Corporation Finance (the "Staff") on behalf of Qwest Communications International Inc., a Delaware corporation (the "Company"). The Company submitted a request for no-action relief to the Staff on January 13, 2005 regarding a stockholder proposal and a statement in support thereof (the "Proposal") received from William A. Eckhardt, Philip M. Graham, and W. Earl Powles (collectively, the "Proponents"). The Proposal requests that the Company "pursue all legal remedies to recover, for the benefit of the Company," all bonuses and other performance-based compensation made to executive officers during an accounting period for which the Company's results are restated if and to the extent that the restated results do not exceed the original performance targets.

In the Company's letter of January 13, 2005, a copy of which is attached hereto as Exhibit A, the Company indicated that its Board would be asked to approve a policy substantially implementing the Proposal. This letter is being submitted to inform the Staff that the Company's Board unanimously approved the policy of the Company attached hereto as Exhibit B in its meeting on January 17, 2005, in substantially the form set forth in our January 13, 2005 letter. As discussed in our January 13, 2005 letter, we believe that this policy substantially implements the Proposal. Therefore, on behalf of our client we renew our request that the Staff concur in our view that the Proposal is excludable under Rule 14a-8(i)(10).

If the staff of the Division has any questions or comments regarding this letter or the filing, please contact me at (202) 887-3646, or Stephen E. Brilz, the Company's Vice-President, Law, at (303) 992-6244.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter is also being mailed on this date to the Proponents.

Sincerely,



Brian J. Lane

Attachments

cc: Stephen E. Brilz, Qwest Communications International, Inc.
W. Earl Powles
Philip M. Graham
William A. Eckhardt

70307017_1.DOC

EXHIBIT A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
blane@gibsondunn.com

January 13, 2005

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 93166-00069



SEC MAIL PROCESSING
RECEIVED
JAN 1 3 2005
WASH, D.C. 183 SECTION

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of W. Earl Powles, Philip M. Graham, and William A. Eckhardt*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from William A. Eckhardt, Philip M. Graham, and W. Earl Powles (collectively, the "Proponents"). The Proposal requests that the Company "pursue all legal remedies to recover, for the benefit of the Company," all bonuses and other performance-based compensation made to executive officers during an accounting period for which the Company's results are restated if and to the extent that the restated results do not exceed the original performance targets. The Proposal, which the Company received on December 13, 2004, and all related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable under:

> **I. Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and**
>
> **II. Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.**

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") "adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets."

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal.

A stockholder proposal may be properly excluded pursuant to Rule 14a-8(i)(10) "[i]f the company has already substantially implemented the proposal." The following policy, to be applied prospectively, is to be presented for approval by the Company's Board of Directors shortly (the "Qwest Policy").[1]

> In the event of a substantial restatement of previously issued financial statements by Qwest Communications International Inc. (the "Company"), the Company's

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[1] We will supplementally notify the Staff upon the formal adoption by the Company's Board of the Qwest Policy.

> Board of Directors (the "Board") will review all performance-based compensation awarded to the Company's senior executive officers that is attributable to performance during the time period(s) restated. In reviewing the restatement and the performance-based compensation, the Board, or a committee thereof, will determine whether the restated results would have resulted in the same performance-based compensation for the senior executive officers. If not, the Board, or a committee thereof, will consider the following: (i) whether the restatement was the result of misconduct on the part of any senior executive officer; (ii) the additional amount of compensation paid to any senior executive officer as a result of the previously issued financial statements; (iii) the best interests of the Company in the circumstances; and (iv) any other legal or other facts or circumstances that the Board deems appropriate for consideration in the exercise of its fiduciary obligations to the Company and its shareholders
>
> Following such consideration, if the Board or a committee thereof deems that any senior executive officer was improperly compensated as the result of the restatement and that it is in the best interests of the Company that it recover the performance-based compensation paid to such senior executive officer, the Board will pursue all reasonable legal remedies to recover the performance-based compensation in question.

Upon adoption of the Qwest Policy, we believe that the Company will have substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2005 Proxy Materials. In the proposing release for amendments to the proxy rules in 1997, the Staff stated that "in order to have been 'substantially implemented' the company must have actually taken steps to implement the proposal. It is insufficient for the company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the company, and not necessarily implementation." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A. (Sept. 18, 1997). In addition, the Staff stated in 1983 amendments to the proxy rules that

> [i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10)[2] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to

---

[2] Rule 14a-8(c)(10) was the predecessor rule of the current Rule 14a-8(i)(10).

> the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not implemented exactly as proposed.

As noted above, the Proposal requests that the Board adopt a policy whereby the Board will (1) in the event of a substantial restatement of financial results, (2) review all bonuses and other performance-based compensation made to executive officers during the period of the restatement, and (3) pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets. The Qwest Policy substantially implements the Proposal because both the Proposal and the Qwest Policy (1) apply in the event of a substantial restatement of previously issued financial statements, (2) would trigger a review of all performance-based compensation awarded to the Company's senior executive officers[3] during the time period(s) restated, and (3) would lead to the Company pursuing legal remedies to recover the performance-based compensation in question. In addition, the Qwest Policy provides that the Board will analyze various factors to determine whether the senior executive officer was improperly compensated and whether recovery of performance-based compensation paid to such senior executive officer is in the best interests of the Company. This analysis is necessary in view of the Board's fiduciary responsibility with respect to compensation matters. *See, e.g.*, DEL. CODE ANN. tit. 8, § 141(a)

---

[3] We note that Proposal references executive officers but, as expressed in Staff Legal Bulletin No. 14, "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." *See also SBC Communications, Inc.* (avail. Feb. 5, 2003) (proposal requesting limits on the compensation of "members of corporate management" excludable unless revised); *Mirant Corp.* (avail. Jan. 28, 2003) (proposal requesting limits on the compensation of "executives" excludable unless revised). Thus, we request that, should the Staff not concur with any of the Company's bases for exclusion, that the Staff concur that the Proponents revise the Proposal to apply only to senior executive compensation. The Qwest Policy is appropriately limited to senior executives in light of this necessary revision to the Proposal.

(stating that the business and affairs of every corporation are managed by or under the direction of a board of directors); New York Stock Exchange Listing Standards Section 303A.0(5)(b)(i) (setting forth the various executive compensation matters that the compensation committee must have "direct responsibility" for). Moreover, such an analysis is consistent with the determination the Board must make with respect to the request of any senior executive officer for indemnification under the Company's Bylaws.[4]

Accordingly, we believe that the Company will have substantially implemented the Proposal by adopting the Qwest Policy because the Qwest Policy addresses each element of the Proposal and subjecting the determination to pursue legal remedies to a review and determination by the Board is consistent with the Board's fiduciary duties to act in the Company's best interests. For these reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. The Commission stated that the other

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[4] Article 6 of the Company's Bylaws provides that covered officers shall be indemnified "against any liability incurred in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise, by reason of the fact that such person is or was serving in an indemnified capacity, except to the extent that any such indemnification against a particular liability is expressly prohibited by applicable law or where a judgment or other final adjudication adverse to the indemnified representative establishes, or where it is determined in accordance with applicable law, that his or her acts or omissions (i) were in breach of such person's duty of loyalty to the Corporation or its stockholders, (ii) were not in good faith or involved intentional misconduct or a knowing violation of law, or (iii) resulted in receipt by such person of an improper personal benefit." The Company's Bylaws are attached hereto as Exhibit B.

consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A. The Proposal Is Excludable Because It Relates to the Company's Litigation Strategy.

The Proposal requests that the Board "pursue all legal remedies to recover, for the benefit of the Company," all bonuses and other performance-based compensation made to executive officers during a restatement period if and to the extent that the restated accounting results do not exceed the original performance targets. Under the standard set forth in the above-referenced releases and under well-established precedent, the Proposal is excludable in its entirety because the subject matter of the requested policy relates to ordinary business operations: specifically, the Company's litigation strategy.

The Staff consistently has concurred that the decision to pursue a claim against another party, including instituting legal action, implicates a company's ordinary business operations. For example, in *NetCurrents, Inc.* (avail. May 8, 2001), the Staff concurred that a proposal requiring the company to file suit against officers for financial improprieties was excludable under Rule 14a-8(i)(7) (*i.e.*, litigation strategy). *See also R.J. Reynolds Tobacco Holdings, Inc.* (avail. Feb. 6, 2004) (excluding proposal as relating to the company's ordinary business operations because the proposal could have impacted the company's litigation strategy); *Dynex Capital Inc.* (avail. Apr. 4, 2003) (concurring that a proposal requesting the board to use its best possible efforts to collect $3.3 million from the former president of the company was excludable under Rule 14a-8(i)(7)); *Adams Express Co.* (avail. Jul. 18, 1996) (determination by company of whether to institute legal action is a matter relating to the conduct of the company's ordinary business operations); *Polifly Financial Corp.* (avail. Oct. 13, 1992) ("the decision whether or not to bring a lawsuit on behalf of the [c]ompany involves issues particularly within the province of a company's management"). More recently, in *CMS Energy Corporation* (avail. Jan. 15, 2004), the Staff concurred that a proposal directing the company to initiate legal action to recover amounts paid to two former members of management was excludable under Rule 14a-8(i)(7) (*i.e.*, the conduct of litigation).

Moreover, the Company is a Delaware corporation, and the Delaware Supreme Court has held that "[t]he decision to bring a law suit or to refrain from litigating a claim on behalf of a corporation is a decision *concerning the management of the corporation*." *Spiegel v. Buntrock*, 571 A.2d 767, 773 (Del. 1990) (citing *Zapata Corp. v. Maldonado*, 430 A.2d 779, 782 (Del. 1981)) (*emphasis added*). The General Corporation Law of the State of Delaware also recognizes that the business and affairs of every corporation are managed by or under the direction of a board of directors. DEL. CODE ANN. tit. 8, § 141(a). Thus, the Proposal improperly seeks to substitute the judgment of shareholders for that of the Company on decisions involving litigation strategy.

Accordingly, the Proposal properly may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal concerns the Company's litigation strategy, a matter of ordinary business.

B. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Focus of the Proposal Addresses Ordinary Business Matters.

The Proposal does not involve broad policy issues but instead relates to details of how the Company manages its day-to-day business. In this regard, we note that the Proposal's main thrust and emphasis appears to be instituting legal action to recover compensation in the event of a restatement of financial results. As discussed below, the Proposal thus may be still be excluded under Rule 14a-8(i)(7) as it does not raise a significant social policy issue, but instead implicates the Company's ordinary business operations.

We recognize that the Staff in recent years sometimes has concluded that proposals addressing executive compensation matters raise significant policy issues that are not within a company's ordinary course of business. *See, e.g., AT&T Corp.* (avail. Mar. 1, 2004) (proposal requesting a special review of executive compensation policies to determine whether they "create an undue incentive to export jobs, restructure operations, or make other decisions that may prove to be short-sighted, by linking the compensation of senior executives to measures of performance that are based on corporate income or earnings" not excludable under Rule 14a-8(i)(7)). In these instances, executive compensation policies were clearly the primary focus of the proposals, and, as such, the proposals were not excludable under Rule 14a-8(i)(7).

In this case, however, the Proposal's main thrust and emphasis relates to instituting legal action to recover compensation in the event of a restatement of financial results. The Proposal's reference to executive compensation does not alter the Proposal's focus on litigation strategy, an ordinary business matter. Instead, executive compensation is raised as a vehicle by which these concerns can be voiced. The Staff has permitted the exclusion of this type of proposal where, although executive compensation is implicated, the proposal focuses on ordinary business matters. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 17, 2003), the Staff concurred with the exclusion of a proposal requesting that the company's board of directors consider increases in the percentage of employees that were covered by the company's medical health insurance plan in determining senior executive compensation. In concurring that the company could exclude that proposal, the Staff stated, "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *See also Associated Estates Realty Corporation* (avail. Jan. 10, 2000) (permitting the exclusion of a proposal regarding CEO compensation and the institution of a "business plan" that would include the "disposition of non-core businesses and assets," which the Staff noted as relating, in part, to ordinary business operations (*e.g.*, the disposition of non-core businesses and assets)).

In sum, the Proposal requests the Company's Board to take certain actions related to the Company's ordinary business operations. We believe that the Proposal does not address any general policy issue; instead, the Proposal seeks Board action in relation to a matter strictly within the Board's purview to manage the ordinary business operations of the Company – litigation strategy. Specifically, the Proposal requests that the Company institute legal action against officers of the Company in order to recover compensation previously paid to the Company's executive officers. Thus, based on the well-established precedent set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

* * *

For the reasons set forth above, the Company respectfully requests that the Staff concur with our view that the Company may omit the Proposal from the 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 887-3646, or Stephen E. Brilz, the Company's Vice-President, Law, at (303) 992-6244, if we can be of any further assistance in this matter.

Sincerely,



Brian J. Lane

Attachments

cc: Stephen E. Brilz, Qwest Communications International, Inc.
W. Earl Powles
Philip M. Graham
William A. Eckhardt

70305533_1.DOC

EXHIBIT A

December 10, 2003

Richard N. Baer
Executive Vice President,
General Counsel and Corporate Secretary
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

Dear Mr. Baer:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2005 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

Our stockholder resolution and supporting statement requests the Board of Directors to adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets.

Each of us has continuously held shares of common stock currently valued at over $2,000 for more than one year, as indicated above our resolution attached to this letter. We intend to maintain our ownership position through the date of the 2005 Annual Meeting. We plan to introduce and speak for our resolution at the Company's 2005 Annual Meeting.

We thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any additional information please feel free to contact us.

Sincerely yours,



W. Earl Powles



Philip M. Graham



William A. Eckhardt

ENCLOSURES

RECOVER UNEARNED EXECUTIVE COMPENSATION

Philip M. Graham, 1833 East Gary Street, Mesa, AZ, 85203, who owns 1,072 shares of the Company's common stock; W. Earl Powles Jr., 1301 W. Dunlap Ave, Phoenix, AZ 85021, who owns 1,220 shares of the Company's common stock; and William A. Eckhardt, 16914 E. Britt Ct., Fountain Hills, AZ, 85268, who owns 931 shares of the Company's common stock; intend to present the following resolution at the 2005 Annual Meeting for action by the stockholders.

RESOLVED: The shareholders of Qwest Communications request the Board to adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets.

SUPPORTING STATEMENT

We believe that executive compensation should be closely tied to actual financial performance -- and that the Company should seek to recover for shareholders any performance-based compensation that is awarded due to fraudulent or erroneous financial results.

Recent evidence suggests that recovering ill-gotten compensation for shareholders is not the Company's policy or practice despite recent substantial earnings restatements and the $750 million set aside to pay settlements or judgments related to the Company's accounting scandals.

Last October, Qwest agreed to pay $250 million – which cannot be paid by insurance – to settle Securities and Exchange Commission (SEC) charges that it engaged in massive accounting fraud between 1999 and 2001.

The SEC charged that Qwest "fraudulently recognized over $3.8 billion in revenue and excluded $231 million in expense as part of a multi-faceted fraudulent scheme to meet optimistic and unsupportable revenue and earnings projections." Qwest's restated loss for 2000 and 2001 alone was $2.5 billion larger than originally reported.

Excluding Qwest founder Phillip Anschutz, Qwest's executive officers and board members netted a cumulative profit of $640 million through the sale of Qwest stock from 1997 to 2001. Former CEO Joe Nacchio netted more than $230 million in stock sales between 1999 and 2001, while former Board Chairman Anschutz reaped $1.85 billion, according to the *Denver Post*.

Qwest's long-term shareholders did not fare so well. Qwest's stock price plunged from a post-merger high of $60 to nearly $1 after the initial restatement and Nacchio's forced resignation in June 2002.

Rather than pursue restitution, Qwest's Board agreed to pay Nacchio an additional $12.23 million in severance, a $3 million consulting contract, medical benefits for life, and free long-distance services for 10 years (a benefit Qwest subsequently eliminated for many of its retirees).

Last year the SEC brought charges against eight ex-Qwest executives and sought restitution of "ill-gotten gains," including bonuses, equity grants and other compensation. Two executives agreed last June to pay $380,000 into a fund for investors.

In contrast, Qwest's Board has made no public statement about what steps it will take to recoup the far larger bonuses and profits on the exercise of equity grants paid to executive officers based on the restated financial results.

The Board's failure to take such action would be a serious omission, in our view. Qwest should consistently follow its policy of incentive-based compensation. When there is a substantial restatement of earnings – particularly one resulting from fraud or mismanagement – the Board should undertake to recoup money that was not earned or deserved and, in our view, belongs to shareholders.

Please vote FOR this resolution.

TO WHOM IT MAY CONCERN

W. Earl Powles, Jr. is a trustee of the Powles Family Trust which holds 1220 shares of Qwest stock and all of the shares have been owned prior to November 1, 2003.

W Earl Powles Jr 12-9-2004

W. Earl Powles, Jr. Date

Philip M. Graham
1833 E. Gary Street, Mesa, AZ 85203

December 9, 2004

To whom it may concern:

I own 1072 shares of Qwest Communications stock as of this date and have owned them since before December 31, 2002.

Attached is a copy of the November 30, 2004 statement from Fidelity Investments, and one for December 31, 2002, indicating shares held by them in my behalf.

In 2004, the account was re-titled as a trust account of which I am a trustee. This is so indicated.



Philip M. Graham



Investment Report

November 1, 2004 - November 30, 2004

Premium Services

Envelope [redacted]

PHILIP MAURICE GRAHAM
THE GRAHAM FAMILY REVOC TRUST
1833 E GARY ST
MESA AZ 85203-4510



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Fidelity Account℠ [redacted] THE GRAHAM FAMILY REVOC TRUST U/A 08/13/04 PHILIP M GRAHAM AND SHARON L GRAHAM TRUSTEES

Congratulations. You've earned lower commissions based on your assets and trading with Fidelity. Your pricing has been upgraded and you will receive deeper discounts on your stock and option trades. The enclosed commission schedule details your new pricing. Thank you for your continued business.

Account Summary

Beginning value as of Nov 1	$108,642.02
Transfers between Fidelity accounts	5.97
Change in investment value	3,569.49
Ending value as of Nov 30	**$112,217.48**
Your commission schedule	Silver
Account eligible trades from Dec 2003 - Nov 2004	0

Income Summary

	This Period	Year to Date
Taxable		
Interest	$20.10	$30.96

Holdings (Symbol) as of November 30, 2004

	Quantity November 30, 2004	Price per Unit November 30, 2004	Total Cost Basis	Total Value November 1, 2004	Total Value November 30, 2004
Stocks *4% of holdings*					
QWEST COMM INTL INC (Q)	1,072.000	$4.000	unknown	$3,666.24	$4,288.00
Mutual Funds *72% of holdings*					
FIDELITY FUND (FFIDX)	[redacted]	[redacted]	unknown	[redacted]	[redacted]
FIDELITY DIVIDEND GROWTH (FDGFX)	[redacted]	[redacted]	unknown	[redacted]	[redacted]

QWEST COMM INTL INC (Q)		1,072.0000	$5.00000	$17,771.05	$5,188.48
Mutual Funds ***59% of holdings***					
FIDELITY FUND (FFIDX)					
FIDELITY GINNIE MAE (FGMNX)	*30-day yield: 4.08%*				
SPARTAN ARIZONA MUNICIPAL INCOME (FSAZX)	*30-day yield: 3.22%*				

0001 04 18 000 Page 1 of 4



Investment Report

December 1, 2002 - December 31, 2002

Fidelity Account SHARON L GRAHAM AND PHILIP M GRAHAM - WITH RIGHTS OF SURVIVORSHIP

Holdings (Symbol) as of December 31, 2002	Performance December 31, 2002	Quantity December 31, 2002	Price per Unit December 31, 2002	Total Cost Basis	Total Value December 1, 2002
Core Account ***39% of holdings***					
CASH				not applicable	

For balances between $25,000.00 and $99,999.99, the current interest rate is 00.40%.

Total Market Value

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance
Beginning		
Investment Activity		

Description	Amount
Income	
Subtotal of Investment Activity	

Edward Jones
13253 North La Montana Drive
Suite 105
Fountain Hills, AZ 85268
(480) 837-0160

John M. Winter Jr
Investment Representative

EdwardJones

December 6, 2004

To Whom It May Concern:

This letter is to confirm that William A. Eckhardt owns 931 shares of QWEST stock. He has owned 431 shares longer than one year.

This information is accurate as of 12/6/04. However, Mr. Eckhardt has the right to sell these shares at any time.

Sincerely,



John M. Winter, Jr., CFP
Investment Representative

EXHIBIT B

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Exhibit 3.3

**AMENDED AND RESTATED BYLAWS
OF
QWEST COMMUNICATIONS INTERNATIONAL INC.
(Amended and Restated Effective July 1, 2002)
(Amended Effective May 25, 2004)**

ARTICLE 1

OFFICES

SECTION 1.01. *Registered Office.* The registered office of Qwest Communications International Inc. (the "Corporation") in the State of Delaware shall be at 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 and its registered agent at such address shall be The Corporation Trust Company, or such other office or agent as the Board of Directors of the Corporation (the "Board") shall from time to time select.

SECTION 1.02. *Other Offices.* The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE 2

MEETINGS OF STOCKHOLDERS

SECTION 2.01. *Place of Meeting.* All meetings of the stockholders of the Corporation shall be held at the office of the Corporation or at such other places, within or without the State of Delaware, as may from time to time be fixed by the Board.

SECTION 2.02. *Annual Meetings.* An annual meeting of the stockholders shall be held on such date and at such time as the Board shall fix in the notice of meeting for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the stockholders, or at any adjournment thereof, the Board shall cause the election to be held at a meeting of the stockholders as soon thereafter as conveniently may be. Failure to hold an annual meeting as required by these bylaws shall not invalidate any action taken by the Board or officers of the Corporation.

SECTION 2.03. *Special Meetings.* Except as otherwise required by law or the Certificate of Incorporation of the Corporation (the "Certificate"), special meetings of the stockholders for any purpose or purposes may be called by the Chairman of the Board (the "Chairman"), the Chief Executive Officer or a majority of the entire Board. Only such business as is specified in the notice of any special meeting of the stockholders shall come before such meeting.

SECTION 2.04. *Notice of Meetings.* Except as otherwise provided by law, written notice of each meeting of the stockholders, whether annual or special, shall be given, either by personal delivery or by mail, not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to notice of the meeting. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Each such notice shall state the place, date and hour of the meeting, and the purpose or purposes for which the meeting is called. Notice of any meeting of

stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy without protesting, prior to or at the commencement of the meeting, the lack of proper notice to such stockholder, or who shall sign a written waiver of notice thereof, whether before or after such meeting. Notice of adjournment of a meeting of stockholders need not be given if the time and place to which it is adjourned are announced at such meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.

SECTION 2.05. *Quorum.* Except as otherwise provided by law or by the Certificate, the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders; *provided, however,* that in the case of any vote to be taken by classes, the holders of a majority of the votes entitled to be cast by the stockholders of a particular class shall constitute a quorum for the transaction of business by such class.

SECTION 2.06. *Adjournments.* The chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the meeting from time to time whether or not a quorum is present. In the event that a quorum does not exist with respect to any vote to be taken by a particular class, the chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders of such class who are present in person or by proxy may adjourn the meeting with respect to the vote(s) to be taken by such class. At such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 2.07. *Order of Business.* (a) At each meeting of the stockholders, the Chairman or, in the absence of the Chairman, the Chief Executive Officer or, in the absence of the Chief Executive Officer, such person as shall be selected by the Board shall act as chairman of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the voting polls.

(b) At any annual meeting of stockholders, only such business shall be conducted as shall have been brought before the annual meeting (i) by or at the direction of the chairman of the meeting, (ii) pursuant to the notice provided for in Section 2.04 or (iii) by any stockholder who is a holder of record at the time of the giving of such notice provided for in this Section 2.07, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.07.

(c) For business properly to be brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation (the "Secretary"). To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 120 days prior to the anniversary date of the Corporation's proxy statement released to stockholders in connection with the previous year or if the date of the annual meeting has been changed by more than 30 days from the date contemplated at the previous year's annual meeting, then 150 days prior to the date of the annual meeting. To be in proper written form, a stockholder's notice to the Secretary shall set forth in writing as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of the stockholder proposing such business and all persons or entities acting in concert with the stockholder; (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder and all persons or entities acting in

concert with such stockholder; (iv) any material interest of the stockholder in such business; and (v) any additional information as the Board or the Chief Executive Officer of the Corporation shall deem necessary or desirable.

The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting and such stockholder's proposal has been included in a proxy statement that has been prepared by management of the Corporation to solicit proxies for such annual meeting; *provided*, however, that if such stockholder does not appear or send a qualified representative to present such proposal at such annual meeting, the Corporation need not present such proposal for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation. Notwithstanding anything in the bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 2.07. The chairman of an annual meeting shall, if the facts warrant, determine that business was not properly brought before the annual meeting in accordance with the provisions of this Section 2.07 and, if the chairman should so determine, the chairman shall so declare to the annual meeting and any such business not properly brought before the annual meeting shall not be transacted.

SECTION 2.08. *List of Stockholders.* It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least 10 days before each meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in such stockholder's name. Such list shall be produced and kept available at the times and places required by law.

SECTION 2.09. *Voting.* (a) Except as otherwise provided by law or by the Certificate, each stockholder of record of any class or series of capital stock of the Corporation shall be entitled at each meeting of stockholders to such number of votes for each share of such stock as may be fixed in the Certificate or in the resolution or resolutions adopted by the Board providing for the issuance of such stock, registered in such stockholder's name on the books of the Corporation:

(1) on the date fixed pursuant to Section 7.06 as the record date for the determination of stockholders entitled to notice of and to vote at such meeting; or

(2) if no such record date shall have been so fixed, then at the close of business on the day next preceding the day on which notice of such meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) Each stockholder entitled to vote at any meeting of stockholders may authorize not in excess of three persons to act for such stockholder by proxy. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated for holding such meeting. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

(c) At each meeting of the stockholders, all corporate actions to be taken by vote of the stockholders (except as otherwise required by law and except as otherwise provided in the Certificate or these bylaws) shall be authorized by a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented by proxy, and where a separate vote by class is required, a majority of the votes cast by the stockholders of such class who are present in person or represented by proxy shall be the act of such class.

(d) Unless required by law or determined by the chairman of the meeting to be advisable, the vote on any matter, including the election of directors, need not be by written ballot. In the case of a vote by written ballot, each ballot shall be signed by the stockholder voting, or by such stockholder's proxy.

SECTION 2.10. *Inspectors.* The chairman of the meeting shall appoint one or more inspectors to act at any meeting of stockholders. Such inspectors shall perform such duties as shall be specified by the chairman of the meeting. Inspectors need not be stockholders. No director or nominee for the office of director shall be appointed such inspector.

ARTICLE 3

BOARD OF DIRECTORS

SECTION 3.01. *General Powers.* The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate directed or required to be exercised or done by the stockholders.

SECTION 3.02. *Number, Qualification and Election.* (a) The total number of directors constituting the whole Board initially shall be thirteen and thereafter, subject to the terms of Section 6.01 of the Certificate, shall be as determined from time to time by the Board, provided, however, that any reduction in the total number of directors constituting the whole Board shall not terminate the term of any director then in office.

(b) Except with respect to directors who may be elected solely by the holders of shares of any class or series of stock having a preference over the common stock of the Corporation as to dividends or to distributions upon liquidation or dissolution and winding–up of the Corporation pursuant to the terms of Article 5 of the Certificate of Incorporation of the Corporation, at the 2005 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2006 annual meeting of stockholders (which number of directors shall be approximately one–third of the total number of directors of the corporation); at the 2006 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2007 annual meeting of stockholders (which number of directors shall be approximately two–thirds of the total number of directors of the corporation); and at each annual meeting of stockholders thereafter, the directors shall be elected for terms expiring at the next annual meeting of stockholders.

(c) Each director shall be at least 21 years of age. Directors need not be stockholders of the Corporation.

(d) In any election of directors held at a meeting of stockholders, the persons receiving a plurality of the votes cast by the stockholders entitled to vote thereon at such meeting who are present or represented by proxy, up to the number of directors to be elected in such election, shall be deemed elected.

SECTION 3.03. *Notification of Nomination.* Subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board or by any stockholder who is a stockholder of record at the time of giving of the notice of nomination provided for in this Section 3.03 and who is entitled to vote for the election of directors. Any stockholder of record entitled to vote for the election of directors at a meeting may nominate persons for election as directors only if timely written notice of such stockholder's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary in accordance with Section 2.07(c). Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination, of all persons or entities acting in concert with the stockholder, and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements

or understandings between the stockholder and each nominee and any other person or entities acting in concert with the stockholder (naming such person or entities) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by the stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board; (e) the class and number of shares of the Corporation that are beneficially owned by the stockholder and all persons or entities acting in concert with the stockholder; and (f) the consent of each nominee to being named in a proxy statement as nominee and to serve as a director of the Corporation if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made after compliance with the foregoing procedure. Only such persons who are nominated in accordance with the procedures set forth in this Section 3.03 shall be eligible to serve as directors of the Corporation.

SECTION 3.04. *Quorum and Manner of Acting.* Except as otherwise provided by law, the Certificate or these bylaws, a majority of the entire Board shall constitute a quorum for the transaction of business at any meeting of the Board, and, except as so provided, the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 3.05. *Place of Meeting.* The Board may hold its meetings at such place or places within or without the State of Delaware as the Board may from time to time determine or as shall be specified or fixed in the respective notice or waivers of notice thereof.

SECTION 3.06. *Regular Meetings.* Regular meetings of the Board shall be held at such times and places as the Chairman or the Board shall from time to time by resolution determine. If any day fixed for a regular meeting shall be a legal holiday under the laws of the place where the meeting is to be held, the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day.

SECTION 3.07. *Special Meetings.* Special meetings of the Board shall be held whenever called by the Chairman or by a majority of the directors.

SECTION 3.08. *Notice of Meetings.* Notice of regular meetings of the Board or of any adjourned meeting thereof need not be given. Notice of each special meeting of the Board shall be given by overnight delivery service or mailed to each director, in either case addressed to such director at such director's residence or usual place of business, at least two days before the day on which the meeting is to be held or shall be sent to such director at such place electronically or by telecopy or be given personally or by telephone, not later than the day before the meeting is to be held, but notice need not be given to any director who shall, either before or after the meeting, submit a signed waiver of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to such director. Every such notice shall state the time and place but need not state the purpose of the meeting.

SECTION 3.09. *Rules and Regulations.* The Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these bylaws for the conduct of its meetings and management of the affairs of the Corporation as the Board may deem proper.

SECTION 3.10. *Participation in Meeting by Means of Communication Equipment.* Any one or more members of the Board or any committee thereof may participate in any meeting of the Board or of any such committee by means of conference telephone or similar communications equipment by means of

which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.11. *Action Without Meeting.* Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or of any such committee consent thereto in writing and the writing or writings are filed with the minutes of the proceedings of the Board or of such committee.

SECTION 3.12. *Resignations.* Any director of the Corporation may at any time resign by giving written notice to the Board, the Chairman, the Chief Executive Officer, the President or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified therein, upon receipt thereof; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 3.13. *Removal of Directors.* Directors may be removed only as provided in Section 6.05 of the Certificate.

SECTION 3.14. *Vacancies.* Except as otherwise required by law and subject to the rights of the holders of any series of stock having a preference over the common stock of the Corporation as to dividends or upon liquidation, any vacancy in the Board of Directors for any reason and any newly created directorship resulting by reason of any increase in the number of directors may be filled only by the Board of Directors (and not by the stockholders), by resolution adopted by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum (or by a sole remaining director); *provided, however,* that if not so filled, any such vacancy shall be filled by the stockholders at the next annual meeting or at a special meeting called for that purpose in accordance with Section 2.03. Any director so appointed or elected shall hold office until the expiration of the term of office of the director whom he or she replaced or until his or her successor is elected and qualified.

SECTION 3.15. *Compensation.* Each director, in consideration of such person serving as a director, shall be entitled to receive from the Corporation such amount per annum and such fees for attendance at meetings of the Board or of committees of the Board, or both, as the Board shall from time to time determine. In addition, each director shall be entitled to receive from the Corporation reimbursement for the reasonable expenses incurred by such person in connection with the performance of such person's duties as a director. Nothing contained in this Section 3.15 shall preclude any director from serving the Corporation or any of its subsidiaries in any other capacity and receiving proper compensation therefor.

ARTICLE 4

COMMITTEES OF THE BOARD OF DIRECTORS

SECTION 4.01. *Establishment of Committees of the Board of Directors; Election of Members of Committees of the Board of Directors; Functions of Committees of the Board of Directors.* The Board may, in accordance with and subject to the General Corporation Law of the State of Delaware, from time to time establish committees of the Board to exercise such powers and authorities of the Board, and to perform such other functions, as the Board may from time to time determine.

SECTION 4.02. *Procedures; Meetings; Quorum.* Regular meetings of committees of the Board, of which no notice shall be necessary, may be held at such times and places as shall be fixed by resolution adopted by a majority of the members thereof. Special meetings of any committee of the Board shall be called at the request of a majority of the members thereof. Notice of each special meeting of any committee of the Board shall be given by overnight delivery service or mailed to each member, in either case addressed to such member at such member's residence or normal place of business, at least two days before the day on which the meeting is to be held or shall be sent to such members at such place electronically or by telecopy or be given personally or by telephone, not later than the day before

the meeting is to be held, but notice need not be given to any member who shall, either before or after the meeting, submit a signed waiver of such notice or who shall attend such meeting without protesting, prior to it or at its commencement, the lack of such notice to such member. Any special meeting of any committee of the Board shall be a legal meeting without any notice thereof having been given, if all the members thereof shall be present thereat. Notice of any adjourned meeting of any committee of the Board need not be given. Any committee of the Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these bylaws for the conduct of its meetings as such committee of the Board may deem proper. A majority of the members of any committee of the Board shall constitute a quorum for the transaction of business at any meeting, and the vote of a majority of the members thereof present at any meeting at which a quorum is present shall be the act of such committee. Each committee of the Board shall keep written minutes of its proceedings and shall report on such proceedings to the Board.

ARTICLE 5

OFFICERS

SECTION 5.01. *Number; Term of Office.* The officers of the Corporation shall be such officers as the Board may from time to time determine, which may include a Chairman, Chief Executive Officer, President, Chief Financial Officer, General Counsel and one or more Vice Presidents (including, without limitation, Assistant, Executive and Senior Vice Presidents) and a Treasurer, Secretary and Controller and such other officers or agents with such titles and such duties as the Board may from time to time determine, each to have such authority, functions or duties as provided in these bylaws or as the Board may from time to time determine, and each to hold office for such term as may be prescribed by the Board and until such person's successor shall have been chosen and shall qualify, or until such person's death or resignation, or until such person's removal in the manner hereinafter provided. One person may hold the offices and perform the duties of any two or more of said officers; *provided, however*, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate or these bylaws to be executed, acknowledged or verified by two or more officers. The Board may from time to time authorize any officer to appoint and remove any such other officers and agents and to prescribe their powers and duties. The Board may require any officer or agent to give security for the faithful performance of such person's duties.

SECTION 5.02. *Removal.* Any officer may be removed, either with or without cause, by the Board at any meeting thereof or, except in the case of any officer elected by the Board, by any superior officer upon whom such power may be conferred by the Board.

SECTION 5.03. *Resignation.* Any officer may resign at any time by giving notice to the Board, the Chief Executive Officer or the Secretary. Any such resignation shall take effect at the date of receipt of such notice or at any later date specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 5.04. *Vacancies.* A vacancy in any office because of death, resignation, removal or any other cause may be filled for the unexpired portion of the term in the manner prescribed in these bylaws for election to such office.

SECTION 5.05. *Chairman of the Board; Powers and Duties.* The Board may, at its election, appoint a Chairman of the Board (the "Chairman"). If such an officer be elected, he or she will, if present, preside at all meetings of the Board and will have such other powers and duties as may from time to time be assigned to him or her by the Board.

SECTION 5.06. *Chief Executive Officer; Powers and Duties.* Subject to the control of the Board, the Chief Executive Officer shall supervise and direct generally all the business and affairs of the Corporation. Any document may be signed by the Chief Executive Officer or any other person who may be thereunto authorized by the Board or the Chief Executive Officer. The Chief Executive Officer may appoint such assistant officers as are deemed necessary.

SECTION 5.07. *President, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents; Powers and Duties.* The President shall be the chief operating officer of the Corporation. The President and each Executive Vice President, each Senior Vice President, and each Vice President shall have such powers and perform such duties as may be assigned by the Board of Directors or the Chief Executive Officer.

SECTION 5.08. *Secretary and Assistant Secretaries; Powers and Duties.* The Secretary shall attend all meetings of the stockholders and the Board and shall keep the minutes for such meetings in one or more books provided for that purpose. The Secretary shall be custodian of the corporate records, except those required to be in the custody of the Treasurer or the Controller, shall keep the seal of the Corporation, and shall execute and affix the seal of the Corporation to all documents duly authorized for execution under seal on behalf of the Corporation, and shall perform all of the duties incident to the office of Secretary, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

The Assistant Secretaries shall perform such of the Secretary's duties as the Secretary shall from time to time direct. In case of the absence or disability of the Secretary or a vacancy in the office, an Assistant Secretary designated by the Chief Executive Officer or by the Secretary, if the office is not vacant, shall perform the duties of the Secretary.

SECTION 5.09. *Chief Financial Officer; Powers and Duties.* The Chief Financial Officer shall be responsible for maintaining the financial integrity of the Corporation, shall prepare the financial plans for the Corporation, and shall monitor the financial performance of the Corporation and its subsidiaries, as well as performing such other duties as may be assigned by the Chief Executive Officer or the Board.

SECTION 5.10. *Treasurer and Assistant Treasurers; Powers and Duties.* The Treasurer shall have care and custody of the funds and securities of the Corporation, shall deposit such funds in the name and to the credit of the Corporation with such depositories as the Treasurer shall approve, shall disburse the funds of the Corporation for proper expenses and dividends, and as may be ordered by the Board, taking proper vouchers for such disbursements. The Treasurer shall perform all of the duties incident to the office of Treasurer, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

The Assistant Treasurers shall perform such of the Treasurer's duties as the Treasurer shall from time to time direct. In case of the absence or disability of the Treasurer or a vacancy in the office, an Assistant Treasurer designated by the Chief Executive Officer or by the Treasurer, if the office is not vacant, shall perform the duties of the Treasurer.

SECTION 5.11. *General Counsel; Powers and Duties.* The General Counsel shall be the chief legal officer of the Corporation. The General Counsel shall have such power and exercise such authority and provide such counsel to the Corporation as deemed necessary or desirable to enforce the rights and protect the property and integrity of the Corporation, shall also have the power, authority, and responsibility for securing for the Corporation all legal advice, service, and counseling, and shall perform all of the duties incident to the office of General Counsel, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

SECTION 5.12. *Controller and Assistant Controllers; Powers and Duties.* The Controller shall keep and maintain in good and lawful order all accounts required by law and shall have sole control over,

and ultimate responsibility for, the accounts and accounting methods of the Corporation and the compliance of the Corporation with all systems of accounts and accounting regulations prescribed by law. The Controller shall audit, to such extent and at such times as may be required by law or as the Controller may think necessary, all accounts and records of corporate funds or property, by whomsoever kept, and for such purposes shall have access to all such accounts and records. The Controller shall make and sign all necessary and proper accounting statements and financial reports of the Corporation, and shall perform all of the duties incident to the office of Controller, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

The Assistant Controllers shall perform such of the Controller's duties as the Controller shall from time to time direct. In case of the absence or disability of the Controller or a vacancy in the office, an Assistant Controller designated by the Chief Executive Officer or the Controller, if the office is not vacant, shall perform the duties of the Controller.

SECTION 5.13. *Salaries.* The salaries of all officers of the Corporation shall be fixed by or in the manner provided by the Board. No officer shall be disqualified from receiving a salary by reason of also being a director of the Corporation.

ARTICLE 6

INDEMNIFICATION

SECTION 6.01. *Scope of Indemnification.* (a) The Corporation shall indemnify an indemnified representative against any liability incurred in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise, by reason of the fact that such person is or was serving in an indemnified capacity, except to the extent that any such indemnification against a particular liability is expressly prohibited by applicable law or where a judgment or other final adjudication adverse to the indemnified representative establishes, or where it is determined in accordance with applicable law, that his or her acts or omissions (i) were in breach of such person's duty of loyalty to the Corporation or its stockholders, (ii) were not in good faith or involved intentional misconduct or a knowing violation of law, or (iii) resulted in receipt by such person of an improper personal benefit. The rights granted by this Article 6 shall not be deemed exclusive of any other rights to which those seeking indemnification, contribution, or advancement of expenses may be entitled under any statute, certificate of incorporation, agreement, contract of insurance, vote of stockholders or disinterested directors, or otherwise. The rights of indemnification and advancement of expenses provided by or granted pursuant to this Article 6 shall continue as to a person who has ceased to be an indemnified representative in respect of matters arising prior to such time and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such a person.

(b) If an indemnified representative is not entitled to indemnification with respect to a portion of any liabilities to which such person may be subject, the Corporation shall nonetheless indemnify such indemnified representative to the maximum extent for the remaining portion of the liabilities.

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the indemnified representative is not entitled to indemnification.

(d) To the extent permitted by law, the payment of indemnification provided for by this Article 6, including the advancement of expenses pursuant to Section 6.02, with respect to proceedings other than those brought by or in the right of the Corporation, shall be subject to the conditions that the indemnified representative shall give the Corporation prompt notice of any proceeding, that the Corporation shall have complete charge of the defense of such proceeding and the right to select counsel for the indemnified representative, and that the indemnified representative shall assist and cooperate fully in all matters respecting the proceeding and its defense or settlement. The Corporation

may waive any or all of the conditions set forth in the preceding sentence. Any such waiver shall be applicable only to the specific payment for which the waiver is made and shall not in any way obligate the Corporation to grant such waiver at any future time. In the event of a conflict of interest between the indemnified representative and the Corporation that would disqualify the Corporation's counsel from representing the indemnified representative under the rules of professional conduct applicable to attorneys, it shall be the policy of the Corporation to waive any or all of the foregoing conditions subject to such limitations or conditions as the Corporation shall deem to be reasonable in the circumstances.

(e) For purposes of this Article 6:

(1) "indemnified capacity" means any and all past, present, or future services by an indemnified representative in one or more capacities as a director, officer, employee, or agent of the Corporation or, at the request of the Corporation, as a director, officer, employee, agent, fiduciary, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan, or other entity or enterprise; any indemnified representative serving an affiliate of the Corporation in any capacity shall be deemed to be doing so at the request of the Corporation;

(2) "affiliate of the Corporation" means an entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation;

(3) "indemnified representative" means any and all directors, officers, and employees of the Corporation and any other person designated as an indemnified representative by the Board;

(4) "liability" means any damage, judgment, amount paid in settlement, fine, penalty, punitive damage, excise tax assessed with respect to an employee benefit plan, or cost or expense of any nature (including, without limitation, expert witness fees, costs of investigation, litigation and appeal costs, attorneys' fees, and disbursements); and

(5) "proceeding" means any threatened, pending, or completed action, suit, appeal, or other proceeding of any nature, whether civil, criminal, administrative, or investigative, whether formal or informal, whether external or internal to the Corporation, and whether brought by or in the right of the Corporation, a class of its security holders or otherwise.

SECTION 6.02. *Advancing Expenses.* All reasonable expenses incurred in good faith by an indemnified representative in advance of the final disposition of a proceeding described in Section 6.01 shall be advanced to the indemnified representative by the Corporation. Before making any such advance payment of expenses, the Corporation shall receive an undertaking by or on behalf of the indemnified representative to repay such amount if it shall ultimately be determined that such indemnified representative is not entitled to be indemnified by the Corporation pursuant to this Article 6. No advance shall be made by the Corporation if a determination is reasonably and promptly made by a majority vote of disinterested directors, even if the disinterested directors constitute less than a quorum, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the Board or counsel at the time such determination is made, the indemnified representative has acted in such a manner as to permit or require the denial of indemnification pursuant to the provisions of Section 6.01.

ARTICLE 7

CAPITAL STOCK

SECTION 7.01. *Share Ownership.* (a) Holders of shares of stock of each class of the Corporation shall be recorded on the books of the Corporation and ownership of such stock shall be evidenced by a

certificate or other form as shall be approved by the Board. Certificates representing shares of stock of each class, if any, shall be signed by, or in the name of, the Corporation by the Chairman or the President, any Vice President and by the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and sealed with the seal of the Corporation, which may be a facsimile thereof. Any or all such signatures may be facsimiles if countersigned by a transfer agent or registrar. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

(b) The stock ledger and blank share certificates shall be kept by the Secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the Board.

SECTION 7.02. *Transfer of Shares.* Transfers of shares of stock of each class of the Corporation shall be made only on the books of the Corporation by the holder thereof, or by such holder's attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent for such stock, if any, and on surrender of the certificate or certificates, if any, for such shares properly endorsed or accompanied by a duly executed stock transfer power (or by proper evidence of succession, assignment or authority to transfer) and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. The person in whose name shares are registered on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation; *provided, however*, that whenever any transfer of shares shall be made for collateral security and not absolutely, and written notice thereof shall be given to the Secretary or to such transfer agent, such fact shall be stated in the entry of the transfer. No transfer of shares shall be valid as against the Corporation, its stockholders and creditors for any purpose, except to render the transferee liable for the debts of the Corporation to the extent provided by law, until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

SECTION 7.03. *Registered Stockholders and Addresses of Stockholders.* (a) The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

(b) Each stockholder shall designate to the Secretary or transfer agent of the Corporation an address at which notices of meetings and all other corporate notices may be given to such person, and, if any stockholder shall fail to designate such address, corporate notices may be given to such person at such person's post office address, if any, as the same appears on the stock record books of the Corporation or at such person's last known post office address.

SECTION 7.04. *Lost, Destroyed and Mutilated Certificates.* The Corporation may issue to any holder of shares of stock the certificate for which has been lost, stolen, destroyed or mutilated a new certificate or certificates for shares, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction. The Board, or a committee designated thereby, or the transfer agents and registrars for the stock, may, in their discretion, require the owner of the lost, stolen or destroyed certificate, or such person's legal representative, to give the Corporation a bond in such sum and with such surety or sureties as they may direct to indemnify the Corporation and said transfer agents and registrars against any claim that may be made on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

SECTION 7.05. *Regulations.* The Board may make such additional rules and regulations as it may deem expedient concerning the issue and transfer of shares of stock of each class of the Corporation and may make such rules and take such action as it may deem expedient concerning the issue of certificates in lieu of certificates claimed to have been lost, destroyed, stolen or mutilated.

SECTION 7.06. *Fixing Date for Determination of Stockholders of Record.* In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board may fix a new record date for the adjourned meeting.

SECTION 7.07. *Transfer Agents and Registrars.* The Board may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

ARTICLE 8

SEAL

The Board shall provide a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation and the words and figures of "Corporate Seal Delaware", or such other words or figures as the Board may approve and adopt. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE 9

FISCAL YEAR

The fiscal year of the Corporation shall end on the 31st day of December in each year.

ARTICLE 10

AMENDMENTS

Any bylaw may be adopted, repealed, altered or amended by the affirmative vote of two–thirds of the entire Board at any meeting thereof; *provided that* notwithstanding anything else in these bylaws, this proviso in this first sentence of Article 10 and the last sentence of Article 10 may only be amended or repealed by an affirmative vote of three–fourths of the Board at any meeting thereof. The stockholders of the Corporation shall have the power to amend, alter or repeal any provision of these bylaws only to the extent and in the manner provided in the Certificate.

QuickLinks

Exhibit 3.3
AMENDED AND RESTATED BYLAWS OF QWEST COMMUNICATIONS INTERNATIONAL INC. (Amended and Restated Effective July 1, 2002) (Amended Effective May 25, 2004)

EXHIBIT B

RESOLVED, that the Audit Committee's appointment of the independent auditor of the Company shall be submitted to shareholders for ratification at future annual meetings of the Company's shareholders, including the annual meeting scheduled for May 2005; and it is

FURTHER RESOLVED, that the following policy regarding recovery of performance-based compensation be, and it hereby is, adopted, to apply prospectively from the date hereof:

In the event of a substantial restatement of previously issued financial statements by Qwest Communications International Inc. (the "Company"), the Company's Board of Directors (the "Board") will review all performance-based compensation awarded to the Company's senior executive officers that is attributable to performance during the time period(s) restated. In reviewing the restatement and the performance-based compensation, the Board, or a committee thereof, will determine whether the restated results would have resulted in the same performance-based compensation for the senior executive officers. If not, the Board, or a committee thereof, will consider the following:

- Whether the restatement was the result of misconduct on the part of any senior executive officer;
- The additional amount of compensation paid to any senior executive officer as a result of the previously issued financial statements;
- The best interests of the Company in the circumstances: and any other legal or other facts or circumstances that the Board deems appropriate for consideration in the exercise of its fiduciary obligations to the Company and its shareholders.

Following such consideration, if the Board or a committee thereof deems that any senior executive officer was improperly compensated as the result of the restatement and that it is in the best interests of the Company that it recover the performance-based compensation paid to such senior executive officer , the Board will pursue all reasonable legal remedies to recover the performance-based compensation in question.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL:
CFHITCHCOCK@YAHOO.COM


RECD S.E.C.
FEB - 7 2005
1086

7 February 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal to Qwest Communications International Inc.
from W. Earl Powles, Phillip M. Graham and William Eckhardt

Dear Counsel:

I have been asked to respond on behalf of W. Earl Powles, Phillip M. Graham and William A. Eckhardt (the "Proponents") to the letter from counsel for Qwest Communications International Inc. ("Qwest" or the "Company") dated 13 January 2005 ("First Qwest Letter") and supplemented by a letter dated 19 January 2005, in which Qwest advises that it plans to omit their resolution (the "Proposal") concerning performance-based compensation for senior executives from Qwest's 2005 proxy materials. For the reasons set forth below, the Proponents respectfully ask that the Division deny the requested no-action relief.

The Proposal

The text of the Proposal and supporting statement are attached to Qwest's letter requesting no-action relief. The Proposal asks Qwest's Board to "adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement, and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets." Proponents' supporting statement states (and Qwest does not dispute the point) that:

> Last October, Qwest agreed to pay $250 million – which cannot be paid by insurance – to settle Securities and Exchange Commission (SEC) charges that it engaged in massive accounting fraud between 1999 and 2001.

> The SEC charged Qwest "fraudulently recognized over $3.8 billion in revenue and excluded $231 million in expense as part of a multi-faceted fraudulent scheme to meet optimistic and unsupportable revenue and earnings projections." The Company's restated loss for 2000 and 2001 alone was $2.5 billion larger than originally reported.

The supporting statement goes on to note that Qwest's stock price "plunged from a post-merger high of $60 per share to nearly $1 just after the initial restatement and Nacchio's forced resignation in June 2002." While many Qwest shareholders saw the value of their holdings decline by more than 90 percent, the supporting statement reports (and Qwest does not dispute) that "[f]ormer CEO Joe Nacchio netted more than $230 million in stock sales between 1999 and 2001, while former Board Chairman Anschutz reaped $1.85 billion, according to the *Denver Post*." And while there is no public record of any affirmative effort by Qwest to recover ill-gotten compensation for shareholders – or to fashion employment contracts of senior executives hired subsequently to ensure a "claw-back" of mistakenly paid performance compensation – the fact of the matter is that Qwest's Board did reward its disgraced CEO with additional undeserved compensation.

Proponents' supporting statement notes the disparity between the efforts of the SEC and of Qwest:

> Rather than pursue restitution, Qwest's Board actually agreed to pay Nacchio an additional $12.23 million in cash severance, a $3 million consulting contract, medical benefits for life, and free long-distance services for 10 years (a benefit it Qwest subsequently eliminated for many of its retirees).
>
> Last year the SEC brought criminal or civil charges against eight ex-Qwest executives. Among other penalties, the SEC sought restitution of "ill-gotten gains," including bonuses, equity grants and other compensation. Two of the executives agreed last June to pay $380,000 into a fund for investors.

In the Proponents' view, this experience raises questions about whether there is a gap between Qwest's professed policy that executive compensation should be based on performance and the way that things work in practice.

The Proposal thus urges the Board to adopt a policy complementing Qwest's long-professed pay-for-performance philosophy with respect to senior executive compensation. In its proxy statement for 2001 (issued in April 2002, just prior to the first major financial restatement and CEO Nacchio's resignation), the Board

Compensation Committee stated (at p. 23) that "[t]he Compensation Committee's philosophy is to link executives' total compensation to our short-term and long-term performance to maximize long-term shareowner value in accordance with the methods described below." The proxy statement goes on to state that "compensation policy is designed to provide executive officers and other management personnel with a base salary that is competitive, but somewhat below, the norm for our industry, and to use quarterly incentive cash bonuses to yield total cash compensation that approximates the total cash compensation paid to the management of our competitors. ***The quarterly incentive bonuses are determined based on our results of operations relative to quarterly performance goals relating to revenue and earnings*** before interest, taxes, depreciation and amortization (EBITDA)" (emphasis added).

In other words, Qwest's executive compensation policy professed to base a disproportionate share of its compensation precisely on the financial results that later proved to be fiction. Yet, when it became clear that the CEO and other senior executives did not, in fact, achieve the level of performance that supposedly justified a substantial portion of their pay, it appears that Qwest did not seek to follow its own pay-for-performance policy.

Qwest asserts that on 17 January 2005 – following the submission of this Proposal – its Board adopted a policy similar to that embodied in the Proposents' resolution whereby the Company will review performance-based pay following any future substantial restatement and, at its discretion, seek to recover the performance-based compensation in question. Although imitation may be the sincerest form of flattery, Qwest's eleventh-hour submission does not come close to either the letter or spirit of Proponents' resolution in several key respects, as we now explain.

<u>Qwest's Objections</u>

<u>Rule 14a-8(i)(10)</u>

1. Qwest's supplemental letter requesting no-action relief, dated 19 January 2005, informs the Division that two days earlier its Board unanimously adopted a policy relating to the Proposal at issue here. (A copy of that policy is attached as Exhibit B to that letter from Qwest.) Qwest thus argues (at p. 2) that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10) because this Board policy "has already substantially implemented the proposal." We disagree. Indeed, a cursory comparison of the new Qwest policy and the Proposal discloses that the two are not "***substantially***" equivalent within the meaning of the (i)(10) exclusion.

The two policies diverge on key points. Proponents request a policy that is definitive and non-discretionary with respect to enforcing Qwest's pay-for-performance policies, whereas Qwest offers a policy that is utterly discretionary and conditional. We recognize, as Qwest's counsel points out, that the policies need not be identical. However, here it is clear that Qwest, when faced with a request for a performance-based executive compensation policy with teeth, has responded with a public relations feint that does not come close to having the same force as the Proponents' resolution. Qwest has thus not met its burden of showing that the Company has "substantially implemented" the Proposal.

Proponent's proposed policy is unambiguous: "[I]n the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement, and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets."

In contrast, Qwest's policy conditions any effort to recoup mistaken or ill-gotten performance-based pay as a case-by-case exercise of discretion based on the subjective consideration of various limiting factors. Most importantly, the Board, or a committee thereof, will first "consider the following: ***Whether the restatement was the result of misconduct*** on the part of any senior executive officer" (emphasis added). The Proposal here is not so limited. Under Qwest's policy, the need for a specific finding of personal "misconduct" could allow senior executive officers to retain unearned performance pay that were the result of "misconduct" by *others* – and presumably would allow the retention of *any* unearned compensation where no such finding is made. Proponent's policy, in contrast, is premised on a stricter and more straightforward premise, as the supporting statement makes clear, that "Qwest should consistently follow its policy of incentive-based compensation" and "should seek to recover for shareholders any performance-based compensation that is awarded due to fraudulent or erroneous financial results."

Moreover, Qwest's policy rests on a vague and undefined term, *i.e.*, "misconduct." The Company's policy offers no clue as to what that term means or what actions would meet that standard. Is the Board limiting itself to situations where there is a criminal verdict or guilty plea? Could "misconduct" be found if there is a civil consent decree with the Commission that does not involve an admission of wrongdoing by the responsible executive? The Board apparently retains the discretion to define what is or is not "misconduct," and the Board could be rather permissive in its interpretation.

A second substantial divergence stems from the fact that Qwest's policy also conditions a decision on whether to pursue restitution on "[t]he best interests of the Company in the circumstances." While on the surface this may appear to be a reasonable reservation of the Board's right to exercise its larger fiduciary duties, it is incorporated explicitly in Qwest's new restitution policy as a factor that could easily prove to negate this new policy. It is easy to imagine a Board deciding in the future – as it has apparently decided in the recent past, with respect to the hundreds of millions of dollars in executive compensation associated with its nearly $4 billion restatement – that the "best interests" of the Company require maintaining a certain image and that this goal should preclude an effort to recoup unearned compensation on behalf of shareholders. Tellingly, Qwest's policy does not include a requirement that the Board, or a committee thereof, report to shareholders the reasoning behind a decision not to pursue restitution. Because of Qwest's apparent decision not to recoup unearned compensation in the very recent past, Proponents specifically sought a policy that is *not* discretionary, conditional or based on undisclosed subjective considerations.

2. Finally, we acknowledge the point in the First Qwest Letter (at p. 4 n.3) that the Proposal refers to "executive officers" rather than "senior executives." The Proponents are willing to make this change, which Qwest acknowledges the Division has permitted in these situations.

Rule 14a-8(i)(7)

Qwest's second objection is that the Proposal relates to the Company's "ordinary business" within the meaning of the (i)(7) exclusion. This argument rests of two premises: First, the proposal relates to Qwest's litigation strategy, which is a matter ordinarily entrusted to the discretion of management and the board. Second, even though the Proposal discusses executive compensation – a matter concededly outside the boundaries of the "ordinary business" exclusion – the Proposal's "main thrust" is on ordinary business matters. Qwest's argument rests on a false premise, and the precedents it cites do not support its view.

As we explained in the earlier discussion, Qwest's argument depends on a factual distortion of what the resolution is proposing. According to Qwest, the "main thrust and emphasis appears to be instituting legal action to recover compensation in the event of a restatement of financial results." First Qwest Letter at 7. This is inaccurate. The "main thrust" of the Proposal is executive compensation and the gap between Qwest's professed belief in pay-for-performance compensation and the Board's apparent willingness to let millions of dollars in undeserved bonuses flow out of the corporate treasury. Either the Board believes in pay-for-performance, or it doesn't. The policy statement contained in the Second Qwest Letter equivocates on this point, which is the reason why the Proponents are pursuing this resolution.

Qwest seizes upon the fact that, after urging adoption of a policy to review performance-based compensation following a substantial restatement of results, the Proposal asks the Board to include in that policy a willingness to "pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets." This reference to "legal remedies" does not transform what is plainly a proper attempt to recommend executive compensation policy into an attempt to dictate litigation strategy within the meaning of Rule 14a-8(i)(7).

First, the thrust of the Proposal is a declaration of policy that performance-based compensation must truly be earned and that, in the event of a substantial restatement of results, the Board is willing to re-open the question of compensation paid on the basis of erroneous factual assumptions. The articulation of such a policy is what is important because it serves notice on affected executives that the Board is serious about having a genuine pay-for-performance policy.

Second, the reference do "all legal remedies" is broadly written and deliberately so because the goal is not to dictate a specific litigation strategy, but to give the Board flexibility to decide how best to carry out its responsibility for effectuating a pay-for-performance philosophy. Indeed, a good way to reduce the prospect of litigation would be for the Board to adopt a strategy that is growing in popularity at other companies, namely, rewriting or writing new senior executive contracts that make clear the policy being recommended here. Another option (which we know was considered at another company) would be to defer each year a portion of any performance-based pay into a retirement or separate account, with the deferred payments to be released to the executive either after the passage of a certain period of time or upon retirement from the company; the understanding under this approach would be that the company will have access to the deferred funds in the event of the triggering events discussed in the Proposal.

Thus, under the Proposal, there are "legal remedies" that Qwest could "pursue" that have nothing to do with litigation. The Proposal's attempt to articulate a policy choice while giving the Board discretion about how best to execute that policy is thus the prototypical "policy" resolution that lies beyond the strictures of the (i)(7) exclusion. The no-action letters cited by Qwest are very different in character, for they try to micro-manage the filing of specific suits against specific individuals or to dictate corporate strategies that affect the litigation of specific cases. By contrast, the Division has denied no-action relief in cases (such as this one) where the resolution focuses on an unquestioned issue of policy, even though there may be a collateral effect on litigation.

Turning then to the precedents Qwest cites, *NetCurrents, Inc.* (8 May 2001) is distinguishable because it involved a request to file suit against two executives within 30 days of the annual meeting to recover damages for matters specified in the complaint. Similarly *CMS Energy Corp.* (15 January 2004) involved a resolution directing the company to void employment agreements and litigate against certain actions. *Polifly Financial Corp.* (13 October 1992) requested that the company file a suit against a federal agency to collect $25 million in damages allegedly caused by certain regulatory actions. *Dynex Capital* (4 April 2003) called upon the company to seek to collect $33 million from a former executive. Adams Express (18 July 1996) asked the company to file suit to compel disclosure of certain minutes of the Federal Open Market Committee. See also *Exxon Mobil Corp.* (21 March 2000) (recommending immediate payment of settlements associated with Exxon Valdez accident). Each of these proposals sought directly to initiate some specific, focused type of lawsuit against certain individuals or entities. There was no policy component to any of these proposals. The Proposal at issue here does nothing of the sort.

Exclusion has also been allowed when a resolution does not seek the filing of a specific lawsuit, but asks a company to take action that will have a material impact on a case. Once again, however, those situations are somewhat removed from the situation presented here. *Microsoft Corp.* (15 September 2000) thus permitted the exclusion of a proposal that asked Microsoft to spin off part of its operations rather than contest the Justice Department's antitrust suit. Similarly, the resolution in *R.J. Reynolds Tobacco Holdings, Inc.* (6 February 2004) sought to stop the use of terms such as "light," "ultralight" or "mild" to describe cigarettes, and the express reason for the proposal was to reduce R.J. Reynolds' liability in litigation.

By contrast, and in closer proximity to the present case, are no-action letters where the proposal involves a clear policy issue, and the adoption of the requested policy would have only a collateral effect, at best, on a company's litigation strategy. Illustrative is *Wal-Mart Stores, Inc.* (17 March 2003), where the company opposed a resolution requesting a report on equal employment opportunity data; the Division rejected Wal-Mart's argument that the company was litigating a Title VII class action at the time, and disclosure of the requested EEO data would interfere with Wal-Mart's litigation strategy. The resolution in *Dow Chemical Co.* (11 February 2004) sought a report describing new initiatives to address specific health, environmental and social concerns of Bhopal survivors, another undisputed policy issue. The Division rejected Dow's complaint that the proposal should be excluded because it "went to the very essence of the lawsuit that is currently pending" against Dow's India subsidiary and because any "new" initiatives might be viewed as a concession in the ongoing Bhopal-related litigation.

Thus, the Division has not allowed companies to exclude resolutions on policy matters that are undeniably proper subjects for shareholders to address, simply because there might be some collateral effect on litigation or litigation strategy. That is the situation here. The Proposal seeks to affirm a policy that Qwest has not yet fully embraced, namely, the Company will pay senior executives for performance – but it will not ***overpay*** them for performance. That is the policy objective here, and Qwest misstates the policy objective by suggesting that this is nothing more than an attempt to direct the filing of specific lawsuits.

This last point addresses Qwest's second argument, which is that the Proposal is not really about executive compensation and that the (i)(7) exclusion may be invoked when a proposal merely references a policy issue (such as executive compensation), but is in reality about something else. Again, this argument rests on a mischaracterization of the Proposal.

There can be no serious dispute that the Division has long viewed executive compensation as a policy matter that falls outside the usual range of "ordinary business" matters. See *Wendy's International Inc.* (4 December 1989) (noting change in Division policy regarding golden parachute proposals); *International Business Machines Corp.* (15 December 1992) (recognizing more broadly the policy shift with respect to resolutions on questions of executive and director compensation). The present Proposal, focusing as it does on corporate policies designed to prevent excessive and unearned executive pay, is thus fully in line with proposals to give shareholders a vote on certain golden parachutes or to adopt "pay for performance" criteria, which the Division has viewed as falling outside the (i)(7) exclusion.

Qwest is correct that the Division has excluded certain proposals when a proposal's reference to executive compensation is a Trojan horse that is trying to smuggle an "ordinary business" matter onto the proxy. Thus, in *Wal-Mart Stores, Inc.* (17 March 2003), the Division permitted the exclusion of a proposal that asked the company to consider increases in the level of employee health benefits as an element of executive compensation until such time as Wal-Mart had met or exceeded the national average for such benefits. The Division concluded that this proposal did not involve a neutral effort to address executive compensation policy, but rather reflected an attempt to raise employee health benefits to a certain specified level, which the Division has long viewed as a quintessential "ordinary business" matter. Such is not the situation with respect to the present Proposal, which addresses an issue in the arena of executive compensation, which the Division has recognized as having a policy component for the past 15 years.

<u>Conclusion</u>

Because Qwest has failed to meet its burden of demonstrating that Proponents' resolution may be omitted under Rule 14a-8, the Proponents respectfully ask you to advise Qwest that the Division cannot concur with the Company's objections. Thank you for your consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,



Cornish F. Hitchcock

cc: Brian J. Lane, Esq.
Mr. W. Earl Powles
Mr. Phillip M. Graham
Mr. William Eckhardt

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
blane@gibsondunn.com

February 10, 2005

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Qwest Communications International Inc.*
Supplemental Letter regarding
Stockholder Proposal of W. Earl Powles, Philip M. Graham, and William A. Eckhardt
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") on behalf of Qwest Communications International Inc., a Delaware corporation (the "Company"). The Company submitted a request for no-action relief to the Staff on January 13, 2005, regarding a stockholder proposal and a statement in support thereof (the "Proposal") received from William A. Eckhardt, Philip M. Graham, and W. Earl Powles (collectively, the "Proponents"). The Company submitted a supplemental letter on January 19, 2005, informing the Staff that the Company's Board unanimously approved the policy of the Company attached thereto as Exhibit B in its meeting on January 17, 2005, in substantially the form set forth in our January 13, 2005 letter (the "Qwest Policy").

The Proposal requests that the Company "pursue all legal remedies to recover, for the benefit of the Company," all bonuses and other performance-based compensation made to executive officers during an accounting period for which the Company's results are restated if and to the extent that the restated results do not exceed the original performance targets. Our January 13, 2005 and January 19, 2005 letters, copies of which are attached hereto as Exhibit A and which include the text of the Proposal (the "Initial Letters"), indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal, and Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

We write to supplementally respond to correspondence dated February 7, 2005, from Cornish F. Hitchcock on behalf of the Proponents regarding the Initial Letters (the "Proponent's Response"). The Proponent's Response asserts that the Qwest Policy does not substantially implement the Proposal for purposes of Rule 14a-8(i)(10) because the Qwest Policy provides that the Company will seek legal action only if the restatement was the result of misconduct and requires the Board to first determine whether pursuing restitution is in "[t]he best interests of the Company in the circumstances." For the reasons discussed below, we disagree that these components of the Qwest Policy prevent the Staff from granting the Company no-action relief under Rule 14a-8(i)(10).

The factors to be considered by the Board (including whether the restatement is the result of misconduct) and the condition in the Qwest Policy that any legal action must be in "[t]he best interests of the Company in the circumstances" merely express the fiduciary duties of the Company's Board. Delaware case law makes clear that substantial restrictions on managerial responsibility and fiduciary obligations are invalid. *See, e.g. Omnicare, Inc. v. NCS Healthcare, Inc.*, 818 A.2d 914 (Del. 2003) (holding that directors of Delaware corporations cannot act in a way that precludes or substantially restricts their ability to make fundamental decisions regarding the management and direction of the corporate enterprise); *Abercrombie v. Davies*, 123 A.2d 893 (Del. Ch. 1956) (finding a stockholders' agreement invalid because it substantially restricted the freedom of directors to make decisions on matters of management policy). More specifically, in *Omnicare*, the court stated: "The fiduciary duties of directors are unremitting and must be effectively discharged in the specific context of the actions that are required with regard to the corporation or its stockholders as circumstances change." *Id.*

In this regard, the Staff has consistently recognized that a board policy that expressly references the board's fiduciary duties can substantially implement a stockholder proposal under Rule 14a-8(i)(10). For example, in *Hewlett-Packard Company* (avail. Dec. 24, 2003), the Staff concurred that the company substantially implemented a stockholder proposal requesting that the company submit the adoption, maintenance or extension of any poison pill to a shareholder vote and, once adopted, submit any removal or dilution of this policy to a shareholder vote at the earliest subsequent shareholder election. Specifically, the company's board adopted a policy agreeing to submit adoption or extension of any poison pill to a stockholder vote before it acts to adopt any poison pill except that "the Board may act on its own to adopt a poison pill without first submitting such matter to a shareowner vote if, under the circumstances then existing, the Board in the exercise of its fiduciary responsibilities deems it to be in the best interest of HP and its shareowners to adopt a poison pill without the delay in adoption that would come from the time reasonably anticipated to seek a shareowner vote." Similarly, the two aspects of the Qwest

Policy highlighted in the Proponent's Response only express the Board's fiduciary duties in this regard. For example, the reference in the Qwest Policy to determining whether there was any misconduct merely delineates one of the facts and circumstances that the Board will consider in determining whether to pursue legal action. Similarly, the reference to acting in the Company's "best interests" only expresses the Board's fiduciary duties to do the same. In sum, these references simply express the Board's fiduciary obligations, which the Board would be required to act in accordance with even if the Qwest Policy was silent in this regard.

Moreover, we disagree that the Qwest Policy provides that the Company will seek legal action only if a restatement occurs due to misconduct. The Qwest Policy provides that the Board will consider four factors: "(i) whether the restatement was the result of misconduct on the part of any senior executive officer; (ii) the additional amount of compensation paid to any senior executive officer as a result of the previously issued financial statements; (iii) the best interests of the Company in the circumstances; and (iv) any other legal or other facts or circumstances that the Board deems appropriate for consideration in the exercise of its fiduciary obligations to the Company and its shareholders." This assessment is only one factor in the Board's determination of whether to pursue legal remedies to recover performance-based compensation. Thus, contrary to the conclusion in the Proponent's Response, it is possible that the Qwest Policy may lead to the Company pursuing legal action in the event of a restatement where there is no finding of misconduct.

* * *

For the reasons set forth above, the Company respectfully requests that the Staff concur with our view that the Company may omit the Proposal from the 2005 Proxy Materials. While this letter addresses the Company's basis for excluding the Proposal under Rule 14a-8(i)(10), we also reiterate that we believe that the Proposal is excludable under Rule 14a-8(i)(7) for the reasons discussed in the Initial Letters.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 887-3646, or Stephen E. Brilz, the Company's Vice-President, Law, at (303) 992-6244, if we can be of any further assistance in this matter.

Sincerely,



Brian J. Lane

Attachment

cc: Stephen E. Brilz, Qwest Communications International, Inc.
W. Earl Powles
Philip M. Graham
William A. Eckhardt
Cornish F. Hitchcock

70309044_1.DOC

EXHIBIT A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
blane@gibsondunn.com

January 13, 2005

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 93166-00069


SEC MAIL PROCESSING
RECEIVED
JAN 13 2005
WASH. D.C.
183
SECTION

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of W. Earl Powles, Philip M. Graham, and William A. Eckhardt*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from William A. Eckhardt, Philip M. Graham, and W. Earl Powles (collectively, the "Proponents"). The Proposal requests that the Company "pursue all legal remedies to recover, for the benefit of the Company," all bonuses and other performance-based compensation made to executive officers during an accounting period for which the Company's results are restated if and to the extent that the restated results do not exceed the original performance targets. The Proposal, which the Company received on December 13, 2004, and all related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable under:

I. Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and

II. Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") "adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets."

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal.

A stockholder proposal may be properly excluded pursuant to Rule 14a-8(i)(10) "[i]f the company has already substantially implemented the proposal." The following policy, to be applied prospectively, is to be presented for approval by the Company's Board of Directors shortly (the "Qwest Policy").[1]

> In the event of a substantial restatement of previously issued financial statements by Qwest Communications International Inc. (the "Company"), the Company's

---

[1] We will supplementally notify the Staff upon the formal adoption by the Company's Board of the Qwest Policy.

> the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not implemented exactly as proposed.

As noted above, the Proposal requests that the Board adopt a policy whereby the Board will (1) in the event of a substantial restatement of financial results, (2) review all bonuses and other performance-based compensation made to executive officers during the period of the restatement, and (3) pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets. The Qwest Policy substantially implements the Proposal because both the Proposal and the Qwest Policy (1) apply in the event of a substantial restatement of previously issued financial statements, (2) would trigger a review of all performance-based compensation awarded to the Company's senior executive officers[3] during the time period(s) restated, and (3) would lead to the Company pursuing legal remedies to recover the performance-based compensation in question. In addition, the Qwest Policy provides that the Board will analyze various factors to determine whether the senior executive officer was improperly compensated and whether recovery of performance-based compensation paid to such senior executive officer is in the best interests of the Company. This analysis is necessary in view of the Board's fiduciary responsibility with respect to compensation matters. *See, e.g.*, DEL. CODE ANN. tit. 8, § 141(a)

---

[3] We note that Proposal references executive officers but, as expressed in Staff Legal Bulletin No. 14, "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." *See also SBC Communications, Inc.* (avail. Feb. 5, 2003) (proposal requesting limits on the compensation of "members of corporate management" excludable unless revised); *Mirant Corp.* (avail. Jan. 28, 2003) (proposal requesting limits on the compensation of "executives" excludable unless revised). Thus, we request that, should the Staff not concur with any of the Company's bases for exclusion, that the Staff concur that the Proponents revise the Proposal to apply only to senior executive compensation. The Qwest Policy is appropriately limited to senior executives in light of this necessary revision to the Proposal.

(stating that the business and affairs of every corporation are managed by or under the direction of a board of directors); New York Stock Exchange Listing Standards Section 303A.0(5)(b)(i) (setting forth the various executive compensation matters that the compensation committee must have "direct responsibility" for). Moreover, such an analysis is consistent with the determination the Board must make with respect to the request of any senior executive officer for indemnification under the Company's Bylaws.[4]

Accordingly, we believe that the Company will have substantially implemented the Proposal by adopting the Qwest Policy because the Qwest Policy addresses each element of the Proposal and subjecting the determination to pursue legal remedies to a review and determination by the Board is consistent with the Board's fiduciary duties to act in the Company's best interests. For these reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. The Commission stated that the other

---

[4] Article 6 of the Company's Bylaws provides that covered officers shall be indemnified "against any liability incurred in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise, by reason of the fact that such person is or was serving in an indemnified capacity, except to the extent that any such indemnification against a particular liability is expressly prohibited by applicable law or where a judgment or other final adjudication adverse to the indemnified representative establishes, or where it is determined in accordance with applicable law, that his or her acts or omissions (i) were in breach of such person's duty of loyalty to the Corporation or its stockholders, (ii) were not in good faith or involved intentional misconduct or a knowing violation of law, or (iii) resulted in receipt by such person of an improper personal benefit." The Company's Bylaws are attached hereto as Exhibit B.

Accordingly, the Proposal properly may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal concerns the Company's litigation strategy, a matter of ordinary business.

B. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Focus of the Proposal Addresses Ordinary Business Matters.

The Proposal does not involve broad policy issues but instead relates to details of how the Company manages its day-to-day business. In this regard, we note that the Proposal's main thrust and emphasis appears to be instituting legal action to recover compensation in the event of a restatement of financial results. As discussed below, the Proposal thus may be still be excluded under Rule 14a-8(i)(7) as it does not raise a significant social policy issue, but instead implicates the Company's ordinary business operations.

We recognize that the Staff in recent years sometimes has concluded that proposals addressing executive compensation matters raise significant policy issues that are not within a company's ordinary course of business. *See, e.g., AT&T Corp.* (avail. Mar. 1, 2004) (proposal requesting a special review of executive compensation policies to determine whether they "create an undue incentive to export jobs, restructure operations, or make other decisions that may prove to be short-sighted, by linking the compensation of senior executives to measures of performance that are based on corporate income or earnings" not excludable under Rule 14a-8(i)(7)). In these instances, executive compensation policies were clearly the primary focus of the proposals, and, as such, the proposals were not excludable under Rule 14a-8(i)(7).

In this case, however, the Proposal's main thrust and emphasis relates to instituting legal action to recover compensation in the event of a restatement of financial results. The Proposal's reference to executive compensation does not alter the Proposal's focus on litigation strategy, an ordinary business matter. Instead, executive compensation is raised as a vehicle by which these concerns can be voiced. The Staff has permitted the exclusion of this type of proposal where, although executive compensation is implicated, the proposal focuses on ordinary business matters. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 17, 2003), the Staff concurred with the exclusion of a proposal requesting that the company's board of directors consider increases in the percentage of employees that were covered by the company's medical health insurance plan in determining senior executive compensation. In concurring that the company could exclude that proposal, the Staff stated, "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *See also Associated Estates Realty Corporation* (avail. Jan. 10, 2000) (permitting the exclusion of a proposal regarding CEO compensation and the institution of a "business plan" that would include the "disposition of non-core businesses and assets," which the Staff noted as relating, in part, to ordinary business operations (*e.g.,* the disposition of non-core businesses and assets)).

In sum, the Proposal requests the Company's Board to take certain actions related to the Company's ordinary business operations. We believe that the Proposal does not address any general policy issue; instead, the Proposal seeks Board action in relation to a matter strictly within the Board's purview to manage the ordinary business operations of the Company – litigation strategy. Specifically, the Proposal requests that the Company institute legal action against officers of the Company in order to recover compensation previously paid to the Company's executive officers. Thus, based on the well-established precedent set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

* * *

For the reasons set forth above, the Company respectfully requests that the Staff concur with our view that the Company may omit the Proposal from the 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 887-3646, or Stephen E. Brilz, the Company's Vice-President, Law, at (303) 992-6244, if we can be of any further assistance in this matter.

Sincerely,



Brian J. Lane

Attachments

cc: Stephen E. Brilz, Qwest Communications International, Inc.
W. Earl Powles
Philip M. Graham
William A. Eckhardt

70305533_1.DOC

EXHIBIT A

December 10, 2003

Richard N. Baer
Executive Vice President,
General Counsel and Corporate Secretary
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

Dear Mr. Baer:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2005 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

Our stockholder resolution and supporting statement requests the Board of Directors to adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets.

Each of us has continuously held shares of common stock currently valued at over $2,000 for more than one year, as indicated above our resolution attached to this letter. We intend to maintain our ownership position through the date of the 2005 Annual Meeting. We plan to introduce and speak for our resolution at the Company's 2005 Annual Meeting.

We thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any additional information please feel free to contact us.

Sincerely yours,



W. Earl Powles



Philip M. Graham



William A. Eckhardt

ENCLOSURES

RECOVER UNEARNED EXECUTIVE COMPENSATION

Philip M. Graham, 1833 East Gary Street, Mesa, AZ, 85203, who owns 1,072 shares of the Company's common stock; W. Earl Powles Jr., 1301 W. Dunlap Ave, Phoenix, AZ 85021, who owns 1,220 shares of the Company's common stock; and William A. Eckhardt, 16914 E. Britt Ct., Fountain Hills, AZ, 85268, who owns 931 shares of the Company's common stock; intend to present the following resolution at the 2005 Annual Meeting for action by the stockholders.

RESOLVED: The shareholders of Qwest Communications request the Board to adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets.

SUPPORTING STATEMENT

We believe that executive compensation should be closely tied to actual financial performance – and that the Company should seek to recover for shareholders any performance-based compensation that is awarded due to fraudulent or erroneous financial results.

Recent evidence suggests that recovering ill-gotten compensation for shareholders is not the Company's policy or practice despite recent substantial earnings restatements and the $750 million set aside to pay settlements or judgments related to the Company's accounting scandals.

Last October, Qwest agreed to pay $250 million – which cannot be paid by insurance – to settle Securities and Exchange Commission (SEC) charges that it engaged in massive accounting fraud between 1999 and 2001.

The SEC charged that Qwest "fraudulently recognized over $3.8 billion in revenue and excluded $231 million in expense as part of a multi-faceted fraudulent scheme to meet optimistic and unsupportable revenue and earnings projections." Qwest's restated loss for 2000 and 2001 alone was $2.5 billion larger than originally reported.

Excluding Qwest founder Phillip Anschutz, Qwest's executive officers and board members netted a cumulative profit of $640 million through the sale of Qwest stock from 1997 to 2001. Former CEO Joe Nacchio netted more than $230 million in stock sales between 1999 and 2001, while former Board Chairman Anschutz reaped $1.85 billion, according to the *Denver Post*.

Qwest's long-term shareholders did not fare so well. Qwest's stock price plunged from a post-merger high of $60 to nearly $1 after the initial restatement and Nacchio's forced resignation in June 2002.

Rather than pursue restitution, Qwest's Board agreed to pay Nacchio an additional $12.23 million in severance, a $3 million consulting contract, medical benefits for life, and free long-distance services for 10 years (a benefit Qwest subsequently eliminated for many of its retirees).

Last year the SEC brought charges against eight ex-Qwest executives and sought restitution of "ill-gotten gains," including bonuses, equity grants and other compensation. Two executives agreed last June to pay $380,000 into a fund for investors.

In contrast, Qwest's Board has made no public statement about what steps it will take to recoup the far larger bonuses and profits on the exercise of equity grants paid to executive officers based on the restated financial results.

The Board's failure to take such action would be a serious omission, in our view. Qwest should consistently follow its policy of incentive-based compensation. When there is a substantial restatement of earnings – particularly one resulting from fraud or mismanagement – the Board should undertake to recoup money that was not earned or deserved and, in our view, belongs to shareholders.

Please vote FOR this resolution.

TO WHOM IT MAY CONCERN

W. Earl Powles, Jr. is a trustee of the Powles Family Trust which holds 1220 shares of Qwest stock and all of the shares have been owned prior to November 1, 2003.



W. Earl Powles, Jr.

12-9-2004
Date

Philip M. Graham
1833 E. Gary Street, Mesa, AZ 85203

December 9, 2004

To whom it may concern:

I own 1072 shares of Qwest Communications stock as of this date and have owned them since before December 31, 2002.

Attached is a copy of the November 30, 2004 statement from Fidelity Investments, and one for December 31, 2002, indicating shares held by them in my behalf.

In 2004, the account was re-titled as a trust account of which I am a trustee. This is so indicated.



Philip M. Graham


Fidelity
INVESTMENTS

Premium Services

Envelope [redacted]

PHILIP MAURICE GRAHAM
THE GRAHAM FAMILY REVOC TRUST
1833 E GARY ST
MESA AZ 85203-4510



Investment Report

November 1, 2004 - November 30, 2004

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Premium Services 8am - 8pm ET, Mon - Fri	800-544-4442

Messages:

Take control of your retirement savings today. See if you're on track with a free Retirement Quick Check. Call 800-544-5650 to speak to a Retirement Specialist today.

Fidelity Account℠ [redacted] THE GRAHAM FAMILY REVOC TRUST U/A 08/13/04 PHILIP M GRAHAM AND SHARON L GRAHAM TRUSTEES

Congratulations. You've earned lower commissions based on your assets and trading with Fidelity. Your pricing has been upgraded and you will receive deeper discounts on your stock and option trades. The enclosed commission schedule details your new pricing. Thank you for your continued business.

Account Summary

Beginning value as of Nov 1	$108,642.02
Transfers between Fidelity accounts	5.97
Change in investment value	3,569.49
Ending value as of Nov 30	**$112,217.48**
Your commission schedule	Silver
Account eligible trades from Dec 2003 - Nov 2004	0

Income Summary

	This Period	Year to Date
Taxable		
Interest	$20.10	$30.96

Holdings (Symbol) as of November 30, 2004

	Quantity November 30, 2004	Price per Unit November 30, 2004	Total Cost Basis	Total Value November 1, 2004	Total Value November 30, 2004
Stocks *4% of holdings*					
QWEST COMM INTL INC (Q)	1,072.000	$4.000	unknown	$3,666.24	$4,288.00
Mutual Funds *72% of holdings*					
FIDELITY FUND (FFIDX)	[redacted]	[redacted]	unknown	[redacted]	[redacted]
FIDELITY DIVIDEND GROWTH (FDGFX)	[redacted]	[redacted]	unknown	[redacted]	[redacted]

QWEST COMM INTL INC (Q)		1,072.0000	$5.00000	$17,771.05	$5,188.48
Mutual Funds ***58% of holdings***					
FIDELITY FUND (FFIDX)					
FIDELITY GINNIE MAE (FGMNX)	*30-day yield: 4.08%*				
SPARTAN ARIZONA MUNICIPAL INCOME (FSAZX)	*30-day yield: 3.22%*				

0001 04 18 000



Investment Report

December 1, 2002 - December 31, 2002

Fidelity Account SHARON L GRAHAM AND PHILIP M GRAHAM - WITH RIGHTS OF SURVIVORSHIP

Holdings (Symbol) as of December 31, 2002	Performance December 31, 2002	Quantity December 31, 2002	Price per Unit December 31, 2002	Total Cost Basis	Total Value December 1, 2002
Core Account ***39% of holdings***					
CASH				not applicable	
For balances between $25,000.00 and $99,999.99, the current interest rate is 00.40%.					

Total Market Value

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance
Beginning		
Investment Activity		

Description	Amount
Income	
Subtotal of Investment Activity	

Edward Jones
13253 North La Montana Drive
Suite 105
Fountain Hills, AZ 85268
(480) 837-0160

John M. Winter Jr
Investment Representative

EdwardJones

December 6, 2004

To Whom It May Concern:

This letter is to confirm that William A. Eckhardt owns 931 shares of QWEST stock. He has owned 431 shares longer than one year.

This information is accurate as of 12/6/04. However, Mr. Eckhardt has the right to sell these shares at any time.

Sincerely,



John M. Winter, Jr., CFP
Investment Representative

EXHIBIT B

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Exhibit 3.3

AMENDED AND RESTATED BYLAWS
OF
QWEST COMMUNICATIONS INTERNATIONAL INC.
(Amended and Restated Effective July 1, 2002)
(Amended Effective May 25, 2004)

ARTICLE 1

OFFICES

SECTION 1.01. *Registered Office.* The registered office of Qwest Communications International Inc. (the "Corporation") in the State of Delaware shall be at 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 and its registered agent at such address shall be The Corporation Trust Company, or such other office or agent as the Board of Directors of the Corporation (the "Board") shall from time to time select.

SECTION 1.02. *Other Offices.* The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE 2

MEETINGS OF STOCKHOLDERS

SECTION 2.01. *Place of Meeting.* All meetings of the stockholders of the Corporation shall be held at the office of the Corporation or at such other places, within or without the State of Delaware, as may from time to time be fixed by the Board.

SECTION 2.02. *Annual Meetings.* An annual meeting of the stockholders shall be held on such date and at such time as the Board shall fix in the notice of meeting for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the stockholders, or at any adjournment thereof, the Board shall cause the election to be held at a meeting of the stockholders as soon thereafter as conveniently may be. Failure to hold an annual meeting as required by these bylaws shall not invalidate any action taken by the Board or officers of the Corporation.

SECTION 2.03. *Special Meetings.* Except as otherwise required by law or the Certificate of Incorporation of the Corporation (the "Certificate"), special meetings of the stockholders for any purpose or purposes may be called by the Chairman of the Board (the "Chairman"), the Chief Executive Officer or a majority of the entire Board. Only such business as is specified in the notice of any special meeting of the stockholders shall come before such meeting.

SECTION 2.04. *Notice of Meetings.* Except as otherwise provided by law, written notice of each meeting of the stockholders, whether annual or special, shall be given, either by personal delivery or by mail, not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to notice of the meeting. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Each such notice shall state the place, date and hour of the meeting, and the purpose or purposes for which the meeting is called. Notice of any meeting of

stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy without protesting, prior to or at the commencement of the meeting, the lack of proper notice to such stockholder, or who shall sign a written waiver of notice thereof, whether before or after such meeting. Notice of adjournment of a meeting of stockholders need not be given if the time and place to which it is adjourned are announced at such meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.

SECTION 2.05. *Quorum.* Except as otherwise provided by law or by the Certificate, the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders; *provided, however,* that in the case of any vote to be taken by classes, the holders of a majority of the votes entitled to be cast by the stockholders of a particular class shall constitute a quorum for the transaction of business by such class.

SECTION 2.06. *Adjournments.* The chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the meeting from time to time whether or not a quorum is present. In the event that a quorum does not exist with respect to any vote to be taken by a particular class, the chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders of such class who are present in person or by proxy may adjourn the meeting with respect to the vote(s) to be taken by such class. At such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 2.07. *Order of Business.* (a) At each meeting of the stockholders, the Chairman or, in the absence of the Chairman, the Chief Executive Officer or, in the absence of the Chief Executive Officer, such person as shall be selected by the Board shall act as chairman of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the voting polls.

(b) At any annual meeting of stockholders, only such business shall be conducted as shall have been brought before the annual meeting (i) by or at the direction of the chairman of the meeting, (ii) pursuant to the notice provided for in Section 2.04 or (iii) by any stockholder who is a holder of record at the time of the giving of such notice provided for in this Section 2.07, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.07.

(c) For business properly to be brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation (the "Secretary"). To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 120 days prior to the anniversary date of the Corporation's proxy statement released to stockholders in connection with the previous year or if the date of the annual meeting has been changed by more than 30 days from the date contemplated at the previous year's annual meeting, then 150 days prior to the date of the annual meeting. To be in proper written form, a stockholder's notice to the Secretary shall set forth in writing as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of the stockholder proposing such business and all persons or entities acting in concert with the stockholder; (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder and all persons or entities acting in

concert with such stockholder; (iv) any material interest of the stockholder in such business; and (v) any additional information as the Board or the Chief Executive Officer of the Corporation shall deem necessary or desirable.

The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting and such stockholder's proposal has been included in a proxy statement that has been prepared by management of the Corporation to solicit proxies for such annual meeting; *provided*, however, that if such stockholder does not appear or send a qualified representative to present such proposal at such annual meeting, the Corporation need not present such proposal for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation. Notwithstanding anything in the bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 2.07. The chairman of an annual meeting shall, if the facts warrant, determine that business was not properly brought before the annual meeting in accordance with the provisions of this Section 2.07 and, if the chairman should so determine, the chairman shall so declare to the annual meeting and any such business not properly brought before the annual meeting shall not be transacted.

SECTION 2.08. *List of Stockholders.* It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least 10 days before each meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in such stockholder's name. Such list shall be produced and kept available at the times and places required by law.

SECTION 2.09. *Voting.* (a) Except as otherwise provided by law or by the Certificate, each stockholder of record of any class or series of capital stock of the Corporation shall be entitled at each meeting of stockholders to such number of votes for each share of such stock as may be fixed in the Certificate or in the resolution or resolutions adopted by the Board providing for the issuance of such stock, registered in such stockholder's name on the books of the Corporation:

(1) on the date fixed pursuant to Section 7.06 as the record date for the determination of stockholders entitled to notice of and to vote at such meeting; or

(2) if no such record date shall have been so fixed, then at the close of business on the day next preceding the day on which notice of such meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) Each stockholder entitled to vote at any meeting of stockholders may authorize not in excess of three persons to act for such stockholder by proxy. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated for holding such meeting. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

(c) At each meeting of the stockholders, all corporate actions to be taken by vote of the stockholders (except as otherwise required by law and except as otherwise provided in the Certificate or these bylaws) shall be authorized by a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented by proxy, and where a separate vote by class is required, a majority of the votes cast by the stockholders of such class who are present in person or represented by proxy shall be the act of such class.

(d) Unless required by law or determined by the chairman of the meeting to be advisable, the vote on any matter, including the election of directors, need not be by written ballot. In the case of a vote by written ballot, each ballot shall be signed by the stockholder voting, or by such stockholder's proxy.

SECTION 2.10. *Inspectors.* The chairman of the meeting shall appoint one or more inspectors to act at any meeting of stockholders. Such inspectors shall perform such duties as shall be specified by the chairman of the meeting. Inspectors need not be stockholders. No director or nominee for the office of director shall be appointed such inspector.

ARTICLE 3

BOARD OF DIRECTORS

SECTION 3.01. *General Powers.* The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate directed or required to be exercised or done by the stockholders.

SECTION 3.02. *Number, Qualification and Election.* (a) The total number of directors constituting the whole Board initially shall be thirteen and thereafter, subject to the terms of Section 6.01 of the Certificate, shall be as determined from time to time by the Board, provided, however, that any reduction in the total number of directors constituting the whole Board shall not terminate the term of any director then in office.

(b) Except with respect to directors who may be elected solely by the holders of shares of any class or series of stock having a preference over the common stock of the Corporation as to dividends or to distributions upon liquidation or dissolution and winding–up of the Corporation pursuant to the terms of Article 5 of the Certificate of Incorporation of the Corporation, at the 2005 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2006 annual meeting of stockholders (which number of directors shall be approximately one–third of the total number of directors of the corporation); at the 2006 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2007 annual meeting of stockholders (which number of directors shall be approximately two–thirds of the total number of directors of the corporation); and at each annual meeting of stockholders thereafter, the directors shall be elected for terms expiring at the next annual meeting of stockholders.

(c) Each director shall be at least 21 years of age. Directors need not be stockholders of the Corporation.

(d) In any election of directors held at a meeting of stockholders, the persons receiving a plurality of the votes cast by the stockholders entitled to vote thereon at such meeting who are present or represented by proxy, up to the number of directors to be elected in such election, shall be deemed elected.

SECTION 3.03. *Notification of Nomination.* Subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board or by any stockholder who is a stockholder of record at the time of giving of the notice of nomination provided for in this Section 3.03 and who is entitled to vote for the election of directors. Any stockholder of record entitled to vote for the election of directors at a meeting may nominate persons for election as directors only if timely written notice of such stockholder's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary in accordance with Section 2.07(c). Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination, of all persons or entities acting in concert with the stockholder, and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements

or understandings between the stockholder and each nominee and any other person or entities acting in concert with the stockholder (naming such person or entities) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by the stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board; (e) the class and number of shares of the Corporation that are beneficially owned by the stockholder and all persons or entities acting in concert with the stockholder; and (f) the consent of each nominee to being named in a proxy statement as nominee and to serve as a director of the Corporation if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made after compliance with the foregoing procedure. Only such persons who are nominated in accordance with the procedures set forth in this Section 3.03 shall be eligible to serve as directors of the Corporation.

SECTION 3.04. *Quorum and Manner of Acting.* Except as otherwise provided by law, the Certificate or these bylaws, a majority of the entire Board shall constitute a quorum for the transaction of business at any meeting of the Board, and, except as so provided, the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 3.05. *Place of Meeting.* The Board may hold its meetings at such place or places within or without the State of Delaware as the Board may from time to time determine or as shall be specified or fixed in the respective notice or waivers of notice thereof.

SECTION 3.06. *Regular Meetings.* Regular meetings of the Board shall be held at such times and places as the Chairman or the Board shall from time to time by resolution determine. If any day fixed for a regular meeting shall be a legal holiday under the laws of the place where the meeting is to be held, the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day.

SECTION 3.07. *Special Meetings.* Special meetings of the Board shall be held whenever called by the Chairman or by a majority of the directors.

SECTION 3.08. *Notice of Meetings.* Notice of regular meetings of the Board or of any adjourned meeting thereof need not be given. Notice of each special meeting of the Board shall be given by overnight delivery service or mailed to each director, in either case addressed to such director at such director's residence or usual place of business, at least two days before the day on which the meeting is to be held or shall be sent to such director at such place electronically or by telecopy or be given personally or by telephone, not later than the day before the meeting is to be held, but notice need not be given to any director who shall, either before or after the meeting, submit a signed waiver of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to such director. Every such notice shall state the time and place but need not state the purpose of the meeting.

SECTION 3.09. *Rules and Regulations.* The Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these bylaws for the conduct of its meetings and management of the affairs of the Corporation as the Board may deem proper.

SECTION 3.10. *Participation in Meeting by Means of Communication Equipment.* Any one or more members of the Board or any committee thereof may participate in any meeting of the Board or of any such committee by means of conference telephone or similar communications equipment by means of

which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.11. *Action Without Meeting.* Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or of any such committee consent thereto in writing and the writing or writings are filed with the minutes of the proceedings of the Board or of such committee.

SECTION 3.12. *Resignations.* Any director of the Corporation may at any time resign by giving written notice to the Board, the Chairman, the Chief Executive Officer, the President or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified therein, upon receipt thereof; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 3.13. *Removal of Directors.* Directors may be removed only as provided in Section 6.05 of the Certificate.

SECTION 3.14. *Vacancies.* Except as otherwise required by law and subject to the rights of the holders of any series of stock having a preference over the common stock of the Corporation as to dividends or upon liquidation, any vacancy in the Board of Directors for any reason and any newly created directorship resulting by reason of any increase in the number of directors may be filled only by the Board of Directors (and not by the stockholders), by resolution adopted by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum (or by a sole remaining director); *provided, however,* that if not so filled, any such vacancy shall be filled by the stockholders at the next annual meeting or at a special meeting called for that purpose in accordance with Section 2.03. Any director so appointed or elected shall hold office until the expiration of the term of office of the director whom he or she replaced or until his or her successor is elected and qualified.

SECTION 3.15. *Compensation.* Each director, in consideration of such person serving as a director, shall be entitled to receive from the Corporation such amount per annum and such fees for attendance at meetings of the Board or of committees of the Board, or both, as the Board shall from time to time determine. In addition, each director shall be entitled to receive from the Corporation reimbursement for the reasonable expenses incurred by such person in connection with the performance of such person's duties as a director. Nothing contained in this Section 3.15 shall preclude any director from serving the Corporation or any of its subsidiaries in any other capacity and receiving proper compensation therefor.

ARTICLE 4

COMMITTEES OF THE BOARD OF DIRECTORS

SECTION 4.01. *Establishment of Committees of the Board of Directors; Election of Members of Committees of the Board of Directors; Functions of Committees of the Board of Directors.* The Board may, in accordance with and subject to the General Corporation Law of the State of Delaware, from time to time establish committees of the Board to exercise such powers and authorities of the Board, and to perform such other functions, as the Board may from time to time determine.

SECTION 4.02. *Procedures; Meetings; Quorum.* Regular meetings of committees of the Board, of which no notice shall be necessary, may be held at such times and places as shall be fixed by resolution adopted by a majority of the members thereof. Special meetings of any committee of the Board shall be called at the request of a majority of the members thereof. Notice of each special meeting of any committee of the Board shall be given by overnight delivery service or mailed to each member, in either case addressed to such member at such member's residence or normal place of business, at least two days before the day on which the meeting is to be held or shall be sent to such members at such place electronically or by telecopy or be given personally or by telephone, not later than the day before

the meeting is to be held, but notice need not be given to any member who shall, either before or after the meeting, submit a signed waiver of such notice or who shall attend such meeting without protesting, prior to it or at its commencement, the lack of such notice to such member. Any special meeting of any committee of the Board shall be a legal meeting without any notice thereof having been given, if all the members thereof shall be present thereat. Notice of any adjourned meeting of any committee of the Board need not be given. Any committee of the Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these bylaws for the conduct of its meetings as such committee of the Board may deem proper. A majority of the members of any committee of the Board shall constitute a quorum for the transaction of business at any meeting, and the vote of a majority of the members thereof present at any meeting at which a quorum is present shall be the act of such committee. Each committee of the Board shall keep written minutes of its proceedings and shall report on such proceedings to the Board.

ARTICLE 5

OFFICERS

SECTION 5.01. *Number; Term of Office.* The officers of the Corporation shall be such officers as the Board may from time to time determine, which may include a Chairman, Chief Executive Officer, President, Chief Financial Officer, General Counsel and one or more Vice Presidents (including, without limitation, Assistant, Executive and Senior Vice Presidents) and a Treasurer, Secretary and Controller and such other officers or agents with such titles and such duties as the Board may from time to time determine, each to have such authority, functions or duties as provided in these bylaws or as the Board may from time to time determine, and each to hold office for such term as may be prescribed by the Board and until such person's successor shall have been chosen and shall qualify, or until such person's death or resignation, or until such person's removal in the manner hereinafter provided. One person may hold the offices and perform the duties of any two or more of said officers; *provided, however*, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate or these bylaws to be executed, acknowledged or verified by two or more officers. The Board may from time to time authorize any officer to appoint and remove any such other officers and agents and to prescribe their powers and duties. The Board may require any officer or agent to give security for the faithful performance of such person's duties.

SECTION 5.02. *Removal.* Any officer may be removed, either with or without cause, by the Board at any meeting thereof or, except in the case of any officer elected by the Board, by any superior officer upon whom such power may be conferred by the Board.

SECTION 5.03. *Resignation.* Any officer may resign at any time by giving notice to the Board, the Chief Executive Officer or the Secretary. Any such resignation shall take effect at the date of receipt of such notice or at any later date specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 5.04. *Vacancies.* A vacancy in any office because of death, resignation, removal or any other cause may be filled for the unexpired portion of the term in the manner prescribed in these bylaws for election to such office.

SECTION 5.05. *Chairman of the Board; Powers and Duties.* The Board may, at its election, appoint a Chairman of the Board (the "Chairman"). If such an officer be elected, he or she will, if present, preside at all meetings of the Board and will have such other powers and duties as may from time to time be assigned to him or her by the Board.

SECTION 5.06. *Chief Executive Officer; Powers and Duties.* Subject to the control of the Board, the Chief Executive Officer shall supervise and direct generally all the business and affairs of the Corporation. Any document may be signed by the Chief Executive Officer or any other person who may be thereunto authorized by the Board or the Chief Executive Officer. The Chief Executive Officer may appoint such assistant officers as are deemed necessary.

SECTION 5.07. *President, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents; Powers and Duties.* The President shall be the chief operating officer of the Corporation. The President and each Executive Vice President, each Senior Vice President, and each Vice President shall have such powers and perform such duties as may be assigned by the Board of Directors or the Chief Executive Officer.

SECTION 5.08. *Secretary and Assistant Secretaries; Powers and Duties.* The Secretary shall attend all meetings of the stockholders and the Board and shall keep the minutes for such meetings in one or more books provided for that purpose. The Secretary shall be custodian of the corporate records, except those required to be in the custody of the Treasurer or the Controller, shall keep the seal of the Corporation, and shall execute and affix the seal of the Corporation to all documents duly authorized for execution under seal on behalf of the Corporation, and shall perform all of the duties incident to the office of Secretary, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

The Assistant Secretaries shall perform such of the Secretary's duties as the Secretary shall from time to time direct. In case of the absence or disability of the Secretary or a vacancy in the office, an Assistant Secretary designated by the Chief Executive Officer or by the Secretary, if the office is not vacant, shall perform the duties of the Secretary.

SECTION 5.09. *Chief Financial Officer; Powers and Duties.* The Chief Financial Officer shall be responsible for maintaining the financial integrity of the Corporation, shall prepare the financial plans for the Corporation, and shall monitor the financial performance of the Corporation and its subsidiaries, as well as performing such other duties as may be assigned by the Chief Executive Officer or the Board.

SECTION 5.10. *Treasurer and Assistant Treasurers; Powers and Duties.* The Treasurer shall have care and custody of the funds and securities of the Corporation, shall deposit such funds in the name and to the credit of the Corporation with such depositories as the Treasurer shall approve, shall disburse the funds of the Corporation for proper expenses and dividends, and as may be ordered by the Board, taking proper vouchers for such disbursements. The Treasurer shall perform all of the duties incident to the office of Treasurer, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

The Assistant Treasurers shall perform such of the Treasurer's duties as the Treasurer shall from time to time direct. In case of the absence or disability of the Treasurer or a vacancy in the office, an Assistant Treasurer designated by the Chief Executive Officer or by the Treasurer, if the office is not vacant, shall perform the duties of the Treasurer.

SECTION 5.11. *General Counsel; Powers and Duties.* The General Counsel shall be the chief legal officer of the Corporation. The General Counsel shall have such power and exercise such authority and provide such counsel to the Corporation as deemed necessary or desirable to enforce the rights and protect the property and integrity of the Corporation, shall also have the power, authority, and responsibility for securing for the Corporation all legal advice, service, and counseling, and shall perform all of the duties incident to the office of General Counsel, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

SECTION 5.12. *Controller and Assistant Controllers; Powers and Duties.* The Controller shall keep and maintain in good and lawful order all accounts required by law and shall have sole control over,

and ultimate responsibility for, the accounts and accounting methods of the Corporation and the compliance of the Corporation with all systems of accounts and accounting regulations prescribed by law. The Controller shall audit, to such extent and at such times as may be required by law or as the Controller may think necessary, all accounts and records of corporate funds or property, by whomsoever kept, and for such purposes shall have access to all such accounts and records. The Controller shall make and sign all necessary and proper accounting statements and financial reports of the Corporation, and shall perform all of the duties incident to the office of Controller, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

The Assistant Controllers shall perform such of the Controller's duties as the Controller shall from time to time direct. In case of the absence or disability of the Controller or a vacancy in the office, an Assistant Controller designated by the Chief Executive Officer or the Controller, if the office is not vacant, shall perform the duties of the Controller.

SECTION 5.13. *Salaries.* The salaries of all officers of the Corporation shall be fixed by or in the manner provided by the Board. No officer shall be disqualified from receiving a salary by reason of also being a director of the Corporation.

ARTICLE 6

INDEMNIFICATION

SECTION 6.01. *Scope of Indemnification.* (a) The Corporation shall indemnify an indemnified representative against any liability incurred in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise, by reason of the fact that such person is or was serving in an indemnified capacity, except to the extent that any such indemnification against a particular liability is expressly prohibited by applicable law or where a judgment or other final adjudication adverse to the indemnified representative establishes, or where it is determined in accordance with applicable law, that his or her acts or omissions (i) were in breach of such person's duty of loyalty to the Corporation or its stockholders, (ii) were not in good faith or involved intentional misconduct or a knowing violation of law, or (iii) resulted in receipt by such person of an improper personal benefit. The rights granted by this Article 6 shall not be deemed exclusive of any other rights to which those seeking indemnification, contribution, or advancement of expenses may be entitled under any statute, certificate of incorporation, agreement, contract of insurance, vote of stockholders or disinterested directors, or otherwise. The rights of indemnification and advancement of expenses provided by or granted pursuant to this Article 6 shall continue as to a person who has ceased to be an indemnified representative in respect of matters arising prior to such time and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such a person.

(b) If an indemnified representative is not entitled to indemnification with respect to a portion of any liabilities to which such person may be subject, the Corporation shall nonetheless indemnify such indemnified representative to the maximum extent for the remaining portion of the liabilities.

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the indemnified representative is not entitled to indemnification.

(d) To the extent permitted by law, the payment of indemnification provided for by this Article 6, including the advancement of expenses pursuant to Section 6.02, with respect to proceedings other than those brought by or in the right of the Corporation, shall be subject to the conditions that the indemnified representative shall give the Corporation prompt notice of any proceeding, that the Corporation shall have complete charge of the defense of such proceeding and the right to select counsel for the indemnified representative, and that the indemnified representative shall assist and cooperate fully in all matters respecting the proceeding and its defense or settlement. The Corporation

may waive any or all of the conditions set forth in the preceding sentence. Any such waiver shall be applicable only to the specific payment for which the waiver is made and shall not in any way obligate the Corporation to grant such waiver at any future time. In the event of a conflict of interest between the indemnified representative and the Corporation that would disqualify the Corporation's counsel from representing the indemnified representative under the rules of professional conduct applicable to attorneys, it shall be the policy of the Corporation to waive any or all of the foregoing conditions subject to such limitations or conditions as the Corporation shall deem to be reasonable in the circumstances.

(e) For purposes of this Article 6:

(1) "indemnified capacity" means any and all past, present, or future services by an indemnified representative in one or more capacities as a director, officer, employee, or agent of the Corporation or, at the request of the Corporation, as a director, officer, employee, agent, fiduciary, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan, or other entity or enterprise; any indemnified representative serving an affiliate of the Corporation in any capacity shall be deemed to be doing so at the request of the Corporation;

(2) "affiliate of the Corporation" means an entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation;

(3) "indemnified representative" means any and all directors, officers, and employees of the Corporation and any other person designated as an indemnified representative by the Board;

(4) "liability" means any damage, judgment, amount paid in settlement, fine, penalty, punitive damage, excise tax assessed with respect to an employee benefit plan, or cost or expense of any nature (including, without limitation, expert witness fees, costs of investigation, litigation and appeal costs, attorneys' fees, and disbursements); and

(5) "proceeding" means any threatened, pending, or completed action, suit, appeal, or other proceeding of any nature, whether civil, criminal, administrative, or investigative, whether formal or informal, whether external or internal to the Corporation, and whether brought by or in the right of the Corporation, a class of its security holders or otherwise.

SECTION 6.02. *Advancing Expenses.* All reasonable expenses incurred in good faith by an indemnified representative in advance of the final disposition of a proceeding described in Section 6.01 shall be advanced to the indemnified representative by the Corporation. Before making any such advance payment of expenses, the Corporation shall receive an undertaking by or on behalf of the indemnified representative to repay such amount if it shall ultimately be determined that such indemnified representative is not entitled to be indemnified by the Corporation pursuant to this Article 6. No advance shall be made by the Corporation if a determination is reasonably and promptly made by a majority vote of disinterested directors, even if the disinterested directors constitute less than a quorum, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the Board or counsel at the time such determination is made, the indemnified representative has acted in such a manner as to permit or require the denial of indemnification pursuant to the provisions of Section 6.01.

ARTICLE 7

CAPITAL STOCK

SECTION 7.01. *Share Ownership.* (a) Holders of shares of stock of each class of the Corporation shall be recorded on the books of the Corporation and ownership of such stock shall be evidenced by a

certificate or other form as shall be approved by the Board. Certificates representing shares of stock of each class, if any, shall be signed by, or in the name of, the Corporation by the Chairman or the President, any Vice President and by the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and sealed with the seal of the Corporation, which may be a facsimile thereof. Any or all such signatures may be facsimiles if countersigned by a transfer agent or registrar. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

(b) The stock ledger and blank share certificates shall be kept by the Secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the Board.

SECTION 7.02. *Transfer of Shares.* Transfers of shares of stock of each class of the Corporation shall be made only on the books of the Corporation by the holder thereof, or by such holder's attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent for such stock, if any, and on surrender of the certificate or certificates, if any, for such shares properly endorsed or accompanied by a duly executed stock transfer power (or by proper evidence of succession, assignment or authority to transfer) and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. The person in whose name shares are registered on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation; *provided, however*, that whenever any transfer of shares shall be made for collateral security and not absolutely, and written notice thereof shall be given to the Secretary or to such transfer agent, such fact shall be stated in the entry of the transfer. No transfer of shares shall be valid as against the Corporation, its stockholders and creditors for any purpose, except to render the transferee liable for the debts of the Corporation to the extent provided by law, until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

SECTION 7.03. *Registered Stockholders and Addresses of Stockholders.* (a) The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

(b) Each stockholder shall designate to the Secretary or transfer agent of the Corporation an address at which notices of meetings and all other corporate notices may be given to such person, and, if any stockholder shall fail to designate such address, corporate notices may be given to such person at such person's post office address, if any, as the same appears on the stock record books of the Corporation or at such person's last known post office address.

SECTION 7.04. *Lost, Destroyed and Mutilated Certificates.* The Corporation may issue to any holder of shares of stock the certificate for which has been lost, stolen, destroyed or mutilated a new certificate or certificates for shares, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction. The Board, or a committee designated thereby, or the transfer agents and registrars for the stock, may, in their discretion, require the owner of the lost, stolen or destroyed certificate, or such person's legal representative, to give the Corporation a bond in such sum and with such surety or sureties as they may direct to indemnify the Corporation and said transfer agents and registrars against any claim that may be made on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

SECTION 7.05. *Regulations.* The Board may make such additional rules and regulations as it may deem expedient concerning the issue and transfer of shares of stock of each class of the Corporation and may make such rules and take such action as it may deem expedient concerning the issue of certificates in lieu of certificates claimed to have been lost, destroyed, stolen or mutilated.

SECTION 7.06. *Fixing Date for Determination of Stockholders of Record.* In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board may fix a new record date for the adjourned meeting.

SECTION 7.07. *Transfer Agents and Registrars.* The Board may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

ARTICLE 8

SEAL

The Board shall provide a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation and the words and figures of "Corporate Seal Delaware", or such other words or figures as the Board may approve and adopt. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE 9

FISCAL YEAR

The fiscal year of the Corporation shall end on the 31st day of December in each year.

ARTICLE 10

AMENDMENTS

Any bylaw may be adopted, repealed, altered or amended by the affirmative vote of two–thirds of the entire Board at any meeting thereof; *provided that* notwithstanding anything else in these bylaws, this proviso in this first sentence of Article 10 and the last sentence of Article 10 may only be amended or repealed by an affirmative vote of three–fourths of the Board at any meeting thereof. The stockholders of the Corporation shall have the power to amend, alter or repeal any provision of these bylaws only to the extent and in the manner provided in the Certificate.

QuickLinks

Exhibit 3.3

AMENDED AND RESTATED BYLAWS OF QWEST COMMUNICATIONS INTERNATIONAL INC. (Amended and Restated Effective July 1, 2002) (Amended Effective May 25, 2004)

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

January 19, 2004

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 93166-00069


SEC MAIL PROCESSING
RECEIVED
JAN 1 9 2005
WASH, D.C.
213
SECTION

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Qwest Communications International Inc.*
Supplemental Letter regarding
Stockholder Proposal of W. Earl Powles, Philip M. Graham, and William A. Eckhardt
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff Division of Corporation Finance (the "Staff") on behalf of Qwest Communications International Inc., a Delaware corporation (the "Company"). The Company submitted a request for no-action relief to the Staff on January 13, 2005 regarding a stockholder proposal and a statement in support thereof (the "Proposal") received from William A. Eckhardt, Philip M. Graham, and W. Earl Powles (collectively, the "Proponents"). The Proposal requests that the Company "pursue all legal remedies to recover, for the benefit of the Company," all bonuses and other performance-based compensation made to executive officers during an accounting period for which the Company's results are restated if and to the extent that the restated results do not exceed the original performance targets.

In the Company's letter of January 13, 2005, a copy of which is attached hereto as Exhibit A, the Company indicated that its Board would be asked to approve a policy substantially implementing the Proposal. This letter is being submitted to inform the Staff that the Company's Board unanimously approved the policy of the Company attached hereto as Exhibit B in its meeting on January 17, 2005, in substantially the form set forth in our January 13, 2005 letter. As discussed in our January 13, 2005 letter, we believe that this policy substantially implements the Proposal. Therefore, on behalf of our client we renew our request that the Staff concur in our view that the Proposal is excludable under Rule 14a-8(i)(10).

If the staff of the Division has any questions or comments regarding this letter or the filing, please contact me at (202) 887-3646, or Stephen E. Brilz, the Company's Vice-President, Law, at (303) 992-6244.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter is also being mailed on this date to the Proponents.

Sincerely,

Brian J. Lane / EAI

Brian J. Lane

Attachments

cc: Stephen E. Brilz, Qwest Communications International, Inc.
W. Earl Powles
Philip M. Graham
William A. Eckhardt

70307017_1.DOC

EXHIBIT A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
blane@gibsondunn.com

January 13, 2005

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 93166-00069



SEC MAIL PROCESSING
RECEIVED
JAN 1 3 2005
WASH, D.C.
183
SECTION

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of W. Earl Powles, Philip M. Graham, and William A. Eckhardt*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from William A. Eckhardt, Philip M. Graham, and W. Earl Powles (collectively, the "Proponents"). The Proposal requests that the Company "pursue all legal remedies to recover, for the benefit of the Company," all bonuses and other performance-based compensation made to executive officers during an accounting period for which the Company's results are restated if and to the extent that the restated results do not exceed the original performance targets. The Proposal, which the Company received on December 13, 2004, and all related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable under:

I. Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and

II. Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") "adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets."

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal.

A stockholder proposal may be properly excluded pursuant to Rule 14a-8(i)(10) "[i]f the company has already substantially implemented the proposal." The following policy, to be applied prospectively, is to be presented for approval by the Company's Board of Directors shortly (the "Qwest Policy").[1]

> In the event of a substantial restatement of previously issued financial statements by Qwest Communications International Inc. (the "Company"), the Company's

[1] We will supplementally notify the Staff upon the formal adoption by the Company's Board of the Qwest Policy.

> Board of Directors (the "Board") will review all performance-based compensation awarded to the Company's senior executive officers that is attributable to performance during the time period(s) restated. In reviewing the restatement and the performance-based compensation, the Board, or a committee thereof, will determine whether the restated results would have resulted in the same performance-based compensation for the senior executive officers. If not, the Board, or a committee thereof, will consider the following: (i) whether the restatement was the result of misconduct on the part of any senior executive officer; (ii) the additional amount of compensation paid to any senior executive officer as a result of the previously issued financial statements; (iii) the best interests of the Company in the circumstances; and (iv) any other legal or other facts or circumstances that the Board deems appropriate for consideration in the exercise of its fiduciary obligations to the Company and its shareholders
>
> Following such consideration, if the Board or a committee thereof deems that any senior executive officer was improperly compensated as the result of the restatement and that it is in the best interests of the Company that it recover the performance-based compensation paid to such senior executive officer, the Board will pursue all reasonable legal remedies to recover the performance-based compensation in question.

Upon adoption of the Qwest Policy, we believe that the Company will have substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2005 Proxy Materials. In the proposing release for amendments to the proxy rules in 1997, the Staff stated that "in order to have been 'substantially implemented' the company must have actually taken steps to implement the proposal. It is insufficient for the company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the company, and not necessarily implementation." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A. (Sept. 18, 1997). In addition, the Staff stated in 1983 amendments to the proxy rules that

> [i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10)[2] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to

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[2] Rule 14a-8(c)(10) was the predecessor rule of the current Rule 14a-8(i)(10).

> the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not implemented exactly as proposed.

As noted above, the Proposal requests that the Board adopt a policy whereby the Board will (1) in the event of a substantial restatement of financial results, (2) review all bonuses and other performance-based compensation made to executive officers during the period of the restatement, and (3) pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets. The Qwest Policy substantially implements the Proposal because both the Proposal and the Qwest Policy (1) apply in the event of a substantial restatement of previously issued financial statements, (2) would trigger a review of all performance-based compensation awarded to the Company's senior executive officers[3] during the time period(s) restated, and (3) would lead to the Company pursuing legal remedies to recover the performance-based compensation in question. In addition, the Qwest Policy provides that the Board will analyze various factors to determine whether the senior executive officer was improperly compensated and whether recovery of performance-based compensation paid to such senior executive officer is in the best interests of the Company. This analysis is necessary in view of the Board's fiduciary responsibility with respect to compensation matters. *See, e.g.*, DEL. CODE ANN. tit. 8, § 141(a)

---

[3] We note that Proposal references executive officers but, as expressed in Staff Legal Bulletin No. 14, "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." *See also SBC Communications, Inc.* (avail. Feb. 5, 2003) (proposal requesting limits on the compensation of "members of corporate management" excludable unless revised); *Mirant Corp.* (avail. Jan. 28, 2003) (proposal requesting limits on the compensation of "executives" excludable unless revised). Thus, we request that, should the Staff not concur with any of the Company's bases for exclusion, that the Staff concur that the Proponents revise the Proposal to apply only to senior executive compensation. The Qwest Policy is appropriately limited to senior executives in light of this necessary revision to the Proposal.

(stating that the business and affairs of every corporation are managed by or under the direction of a board of directors); New York Stock Exchange Listing Standards Section 303A.0(5)(b)(i) (setting forth the various executive compensation matters that the compensation committee must have "direct responsibility" for). Moreover, such an analysis is consistent with the determination the Board must make with respect to the request of any senior executive officer for indemnification under the Company's Bylaws.[4]

Accordingly, we believe that the Company will have substantially implemented the Proposal by adopting the Qwest Policy because the Qwest Policy addresses each element of the Proposal and subjecting the determination to pursue legal remedies to a review and determination by the Board is consistent with the Board's fiduciary duties to act in the Company's best interests. For these reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. The Commission stated that the other

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[4] Article 6 of the Company's Bylaws provides that covered officers shall be indemnified "against any liability incurred in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise, by reason of the fact that such person is or was serving in an indemnified capacity, except to the extent that any such indemnification against a particular liability is expressly prohibited by applicable law or where a judgment or other final adjudication adverse to the indemnified representative establishes, or where it is determined in accordance with applicable law, that his or her acts or omissions (i) were in breach of such person's duty of loyalty to the Corporation or its stockholders, (ii) were not in good faith or involved intentional misconduct or a knowing violation of law, or (iii) resulted in receipt by such person of an improper personal benefit." The Company's Bylaws are attached hereto as Exhibit B.

consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A. The Proposal Is Excludable Because It Relates to the Company's Litigation Strategy.

The Proposal requests that the Board "pursue all legal remedies to recover, for the benefit of the Company," all bonuses and other performance-based compensation made to executive officers during a restatement period if and to the extent that the restated accounting results do not exceed the original performance targets. Under the standard set forth in the above-referenced releases and under well-established precedent, the Proposal is excludable in its entirety because the subject matter of the requested policy relates to ordinary business operations: specifically, the Company's litigation strategy.

The Staff consistently has concurred that the decision to pursue a claim against another party, including instituting legal action, implicates a company's ordinary business operations. For example, in *NetCurrents, Inc.* (avail. May 8, 2001), the Staff concurred that a proposal requiring the company to file suit against officers for financial improprieties was excludable under Rule 14a-8(i)(7) (*i.e.*, litigation strategy). *See also R.J. Reynolds Tobacco Holdings, Inc.* (avail. Feb. 6, 2004) (excluding proposal as relating to the company's ordinary business operations because the proposal could have impacted the company's litigation strategy); *Dynex Capital Inc.* (avail. Apr. 4, 2003) (concurring that a proposal requesting the board to use its best possible efforts to collect $3.3 million from the former president of the company was excludable under Rule 14a-8(i)(7)); *Adams Express Co.* (avail. Jul. 18, 1996) (determination by company of whether to institute legal action is a matter relating to the conduct of the company's ordinary business operations); *Polifly Financial Corp.* (avail. Oct. 13, 1992) ("the decision whether or not to bring a lawsuit on behalf of the [c]ompany involves issues particularly within the province of a company's management"). More recently, in *CMS Energy Corporation* (avail. Jan. 15, 2004), the Staff concurred that a proposal directing the company to initiate legal action to recover amounts paid to two former members of management was excludable under Rule 14a-8(i)(7) (*i.e.*, the conduct of litigation).

Moreover, the Company is a Delaware corporation, and the Delaware Supreme Court has held that "[t]he decision to bring a law suit or to refrain from litigating a claim on behalf of a corporation is a decision *concerning the management of the corporation.*" *Spiegel v. Buntrock*, 571 A.2d 767, 773 (Del. 1990) (citing *Zapata Corp. v. Maldonado*, 430 A.2d 779, 782 (Del. 1981)) (*emphasis added*). The General Corporation Law of the State of Delaware also recognizes that the business and affairs of every corporation are managed by or under the direction of a board of directors. DEL. CODE ANN. tit. 8, § 141(a). Thus, the Proposal improperly seeks to substitute the judgment of shareholders for that of the Company on decisions involving litigation strategy.

Accordingly, the Proposal properly may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal concerns the Company's litigation strategy, a matter of ordinary business.

B. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Focus of the Proposal Addresses Ordinary Business Matters.

The Proposal does not involve broad policy issues but instead relates to details of how the Company manages its day-to-day business. In this regard, we note that the Proposal's main thrust and emphasis appears to be instituting legal action to recover compensation in the event of a restatement of financial results. As discussed below, the Proposal thus may be still be excluded under Rule 14a-8(i)(7) as it does not raise a significant social policy issue, but instead implicates the Company's ordinary business operations.

We recognize that the Staff in recent years sometimes has concluded that proposals addressing executive compensation matters raise significant policy issues that are not within a company's ordinary course of business. *See, e.g., AT&T Corp.* (avail. Mar. 1, 2004) (proposal requesting a special review of executive compensation policies to determine whether they "create an undue incentive to export jobs, restructure operations, or make other decisions that may prove to be short-sighted, by linking the compensation of senior executives to measures of performance that are based on corporate income or earnings" not excludable under Rule 14a-8(i)(7)). In these instances, executive compensation policies were clearly the primary focus of the proposals, and, as such, the proposals were not excludable under Rule 14a-8(i)(7).

In this case, however, the Proposal's main thrust and emphasis relates to instituting legal action to recover compensation in the event of a restatement of financial results. The Proposal's reference to executive compensation does not alter the Proposal's focus on litigation strategy, an ordinary business matter. Instead, executive compensation is raised as a vehicle by which these concerns can be voiced. The Staff has permitted the exclusion of this type of proposal where, although executive compensation is implicated, the proposal focuses on ordinary business matters. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 17, 2003), the Staff concurred with the exclusion of a proposal requesting that the company's board of directors consider increases in the percentage of employees that were covered by the company's medical health insurance plan in determining senior executive compensation. In concurring that the company could exclude that proposal, the Staff stated, "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *See also Associated Estates Realty Corporation* (avail. Jan. 10, 2000) (permitting the exclusion of a proposal regarding CEO compensation and the institution of a "business plan" that would include the "disposition of non-core businesses and assets," which the Staff noted as relating, in part, to ordinary business operations (*e.g.*, the disposition of non-core businesses and assets)).

In sum, the Proposal requests the Company's Board to take certain actions related to the Company's ordinary business operations. We believe that the Proposal does not address any general policy issue; instead, the Proposal seeks Board action in relation to a matter strictly within the Board's purview to manage the ordinary business operations of the Company – litigation strategy. Specifically, the Proposal requests that the Company institute legal action against officers of the Company in order to recover compensation previously paid to the Company's executive officers. Thus, based on the well-established precedent set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

* * *

For the reasons set forth above, the Company respectfully requests that the Staff concur with our view that the Company may omit the Proposal from the 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 887-3646, or Stephen E. Brilz, the Company's Vice-President, Law, at (303) 992-6244, if we can be of any further assistance in this matter.

Sincerely,



Brian J. Lane

Attachments

cc: Stephen E. Brilz, Qwest Communications International, Inc.
W. Earl Powles
Philip M. Graham
William A. Eckhardt

70305533_1.DOC

EXHIBIT A

December 10, 2003

Richard N. Baer
Executive Vice President,
General Counsel and Corporate Secretary
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

Dear Mr. Baer:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2005 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

Our stockholder resolution and supporting statement requests the Board of Directors to adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets.

Each of us has continuously held shares of common stock currently valued at over $2,000 for more than one year, as indicated above our resolution attached to this letter. We intend to maintain our ownership position through the date of the 2005 Annual Meeting. We plan to introduce and speak for our resolution at the Company's 2005 Annual Meeting.

We thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any additional information please feel free to contact us.

Sincerely yours,



W. Earl Powles



Philip M. Graham



William A. Eckhardt

ENCLOSURES

RECOVER UNEARNED EXECUTIVE COMPENSATION

Philip M. Graham, 1833 East Gary Street, Mesa, AZ, 85203, who owns 1,072 shares of the Company's common stock; W. Earl Powles Jr., 1301 W. Dunlap Ave, Phoenix, AZ 85021, who owns 1,220 shares of the Company's common stock; and William A. Eckhardt, 16914 E. Britt Ct., Fountain Hills, AZ, 85268, who owns 931 shares of the Company's common stock; intend to present the following resolution at the 2005 Annual Meeting for action by the stockholders.

RESOLVED: The shareholders of Qwest Communications request the Board to adopt a policy whereby, in the event of a substantial restatement of financial results, the Board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover, for the benefit of the Company, all such compensation to the extent that the restated results did not exceed the original performance targets.

SUPPORTING STATEMENT

We believe that executive compensation should be closely tied to actual financial performance – and that the Company should seek to recover for shareholders any performance-based compensation that is awarded due to fraudulent or erroneous financial results.

Recent evidence suggests that recovering ill-gotten compensation for shareholders is not the Company's policy or practice despite recent substantial earnings restatements and the $750 million set aside to pay settlements or judgments related to the Company's accounting scandals.

Last October, Qwest agreed to pay $250 million – which cannot be paid by insurance – to settle Securities and Exchange Commission (SEC) charges that it engaged in massive accounting fraud between 1999 and 2001.

The SEC charged that Qwest "fraudulently recognized over $3.8 billion in revenue and excluded $231 million in expense as part of a multi-faceted fraudulent scheme to meet optimistic and unsupportable revenue and earnings projections." Qwest's restated loss for 2000 and 2001 alone was $2.5 billion larger than originally reported.

Excluding Qwest founder Phillip Anschutz, Qwest's executive officers and board members netted a cumulative profit of $640 million through the sale of Qwest stock from 1997 to 2001. Former CEO Joe Nacchio netted more than $230 million in stock sales between 1999 and 2001, while former Board Chairman Anschutz reaped $1.85 billion, according to the *Denver Post*.

(more)

Qwest's long-term shareholders did not fare so well. Qwest's stock price plunged from a post-merger high of $60 to nearly $1 after the initial restatement and Nacchio's forced resignation in June 2002.

Rather than pursue restitution, Qwest's Board agreed to pay Nacchio an additional $12.23 million in severance, a $3 million consulting contract, medical benefits for life, and free long-distance services for 10 years (a benefit Qwest subsequently eliminated for many of its retirees).

Last year the SEC brought charges against eight ex-Qwest executives and sought restitution of "ill-gotten gains," including bonuses, equity grants and other compensation. Two executives agreed last June to pay $380,000 into a fund for investors.

In contrast, Qwest's Board has made no public statement about what steps it will take to recoup the far larger bonuses and profits on the exercise of equity grants paid to executive officers based on the restated financial results.

The Board's failure to take such action would be a serious omission, in our view. Qwest should consistently follow its policy of incentive-based compensation. When there is a substantial restatement of earnings – particularly one resulting from fraud or mismanagement – the Board should undertake to recoup money that was not earned or deserved and, in our view, belongs to shareholders.

Please vote FOR this resolution.

TO WHOM IT MAY CONCERN

W. Earl Powles, Jr. is a trustee of the Powles Family Trust which holds 1220 shares of Qwest stock and all of the shares have been owned prior to November 1, 2003.

W Earl Powles Jr   12-9-2004
W. Earl Powles, Jr.   Date

Philip M. Graham
1833 E. Gary Street, Mesa, AZ 85203

December 9, 2004

To whom it may concern:

I own 1072 shares of Qwest Communications stock as of this date and have owned them since before December 31, 2002.

Attached is a copy of the November 30, 2004 statement from Fidelity Investments, and one for December 31, 2002, indicating shares held by them in my behalf.

In 2004, the account was re-titled as a trust account of which I am a trustee. This is so indicated.



Philip M. Graham



Premium Services

Envelope [illegible]

PHILIP MAURICE GRAHAM
THE GRAHAM FAMILY REVOC TRUST
1833 E GARY ST
MESA AZ 85203-4510



Investment Report

November 1, 2004 - November 30, 2004

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Premium Services 8am - 8pm ET, Mon - Fri	800-544-4442

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Take control of your retirement savings today. See if you're on track with a free Retirement Quick Check. Call 800-544-5650 to speak to a Retirement Specialist today.

Fidelity Account℠ [illegible] THE GRAHAM FAMILY REVOC TRUST U/A 08/13/04 PHILIP M GRAHAM AND SHARON L GRAHAM TRUSTEES

Congratulations. You've earned lower commissions based on your assets and trading with Fidelity. Your pricing has been upgraded and you will receive deeper discounts on your stock and option trades. The enclosed commission schedule details your new pricing. Thank you for your continued business.

Account Summary

Beginning value as of Nov 1	$108,642.02
Transfers between Fidelity accounts	5.97
Change in investment value	3,569.49
Ending value as of Nov 30	**$112,217.48**
Your commission schedule	Silver
Account eligible trades from Dec 2003 - Nov 2004	0

Income Summary

	This Period	Year to Date
Taxable		
Interest	$20.10	$30.96

Holdings (Symbol) as of November 30, 2004

	Quantity November 30, 2004	Price per Unit November 30, 2004	Total Cost Basis	Total Value November 1, 2004	Total Value November 30, 2004
Stocks *4% of holdings*					
QWEST COMM INTL INC (Q)	1,072.000	$4.000	unknown	$3,666.24	$4,288.00
Mutual Funds *72% of holdings*					
FIDELITY FUND (FFIDX)	[illegible]	[illegible]	unknown	[illegible]	[illegible]
FIDELITY DIVIDEND GROWTH (FDGFX)	[illegible]	[illegible]	unknown	[illegible]	[illegible]

Holdings		Quantity	Price per Unit	Total Cost Basis	Total Value
QWEST COMM INTL INC (Q)		1,072.0000	$5.00000	$17,771.05	$5,188.48
Mutual Funds ***69% of holdings***					
FIDELITY FUND (FFIDX)					
FIDELITY GINNIE MAE (FGMNX)	*30-day yield: 4.08%*				
SPARTAN ARIZONA MUNICIPAL INCOME (FSAZX)	*30-day yield: 3.22%*				

0001 04 16 000 Page 1 of 4



Investment Report

December 1, 2002 - December 31, 2002

Fidelity Account SHARON L GRAHAM AND PHILIP M GRAHAM - WITH RIGHTS OF SURVIVORSHIP

Holdings (Symbol) as of December 31, 2002	Performance December 31, 2002	Quantity December 31, 2002	Price per Unit December 31, 2002	Total Cost Basis	Total Value December 1, 2002
Core Account ***39% of holdings***					
CASH				not applicable	
For balances between $25,000.00 and $99,999.99, the current interest rate is 00.40%.					

Total Market Value

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Cash*

Description	Amount	Balance
Beginning		
Investment Activity		

Description	Amount
Income	
Subtotal of Investment Activity	

Edward Jones
13253 North La Montana Drive
Suite 105
Fountain Hills, AZ 85268
(480) 837-0160

John M. Winter Jr
Investment Representative

EdwardJones

December 6, 2004

To Whom It May Concern:

This letter is to confirm that William A. Eckhardt owns 931 shares of QWEST stock. He has owned 431 shares longer than one year.

This information is accurate as of 12/6/04. However, Mr. Eckhardt has the right to sell these shares at any time.

Sincerely,



John M. Winter, Jr., CFP
Investment Representative

EXHIBIT B

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Exhibit 3.3

AMENDED AND RESTATED BYLAWS
OF
QWEST COMMUNICATIONS INTERNATIONAL INC.
(Amended and Restated Effective July 1, 2002)
(Amended Effective May 25, 2004)

ARTICLE 1

OFFICES

SECTION 1.01. *Registered Office.* The registered office of Qwest Communications International Inc. (the "Corporation") in the State of Delaware shall be at 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 and its registered agent at such address shall be The Corporation Trust Company, or such other office or agent as the Board of Directors of the Corporation (the "Board") shall from time to time select.

SECTION 1.02. *Other Offices.* The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE 2

MEETINGS OF STOCKHOLDERS

SECTION 2.01. *Place of Meeting.* All meetings of the stockholders of the Corporation shall be held at the office of the Corporation or at such other places, within or without the State of Delaware, as may from time to time be fixed by the Board.

SECTION 2.02. *Annual Meetings.* An annual meeting of the stockholders shall be held on such date and at such time as the Board shall fix in the notice of meeting for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the stockholders, or at any adjournment thereof, the Board shall cause the election to be held at a meeting of the stockholders as soon thereafter as conveniently may be. Failure to hold an annual meeting as required by these bylaws shall not invalidate any action taken by the Board or officers of the Corporation.

SECTION 2.03. *Special Meetings.* Except as otherwise required by law or the Certificate of Incorporation of the Corporation (the "Certificate"), special meetings of the stockholders for any purpose or purposes may be called by the Chairman of the Board (the "Chairman"), the Chief Executive Officer or a majority of the entire Board. Only such business as is specified in the notice of any special meeting of the stockholders shall come before such meeting.

SECTION 2.04. *Notice of Meetings.* Except as otherwise provided by law, written notice of each meeting of the stockholders, whether annual or special, shall be given, either by personal delivery or by mail, not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to notice of the meeting. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Each such notice shall state the place, date and hour of the meeting, and the purpose or purposes for which the meeting is called. Notice of any meeting of

stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy without protesting, prior to or at the commencement of the meeting, the lack of proper notice to such stockholder, or who shall sign a written waiver of notice thereof, whether before or after such meeting. Notice of adjournment of a meeting of stockholders need not be given if the time and place to which it is adjourned are announced at such meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.

SECTION 2.05. *Quorum.* Except as otherwise provided by law or by the Certificate, the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders; *provided, however*, that in the case of any vote to be taken by classes, the holders of a majority of the votes entitled to be cast by the stockholders of a particular class shall constitute a quorum for the transaction of business by such class.

SECTION 2.06. *Adjournments.* The chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the meeting from time to time whether or not a quorum is present. In the event that a quorum does not exist with respect to any vote to be taken by a particular class, the chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders of such class who are present in person or by proxy may adjourn the meeting with respect to the vote(s) to be taken by such class. At such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 2.07. *Order of Business.* (a) At each meeting of the stockholders, the Chairman or, in the absence of the Chairman, the Chief Executive Officer or, in the absence of the Chief Executive Officer, such person as shall be selected by the Board shall act as chairman of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the voting polls.

(b) At any annual meeting of stockholders, only such business shall be conducted as shall have been brought before the annual meeting (i) by or at the direction of the chairman of the meeting, (ii) pursuant to the notice provided for in Section 2.04 or (iii) by any stockholder who is a holder of record at the time of the giving of such notice provided for in this Section 2.07, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.07.

(c) For business properly to be brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation (the "Secretary"). To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 120 days prior to the anniversary date of the Corporation's proxy statement released to stockholders in connection with the previous year or if the date of the annual meeting has been changed by more than 30 days from the date contemplated at the previous year's annual meeting, then 150 days prior to the date of the annual meeting. To be in proper written form, a stockholder's notice to the Secretary shall set forth in writing as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of the stockholder proposing such business and all persons or entities acting in concert with the stockholder; (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder and all persons or entities acting in

concert with such stockholder; (iv) any material interest of the stockholder in such business; and (v) any additional information as the Board or the Chief Executive Officer of the Corporation shall deem necessary or desirable.

The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting and such stockholder's proposal has been included in a proxy statement that has been prepared by management of the Corporation to solicit proxies for such annual meeting; *provided*, however, that if such stockholder does not appear or send a qualified representative to present such proposal at such annual meeting, the Corporation need not present such proposal for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation. Notwithstanding anything in the bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 2.07. The chairman of an annual meeting shall, if the facts warrant, determine that business was not properly brought before the annual meeting in accordance with the provisions of this Section 2.07 and, if the chairman should so determine, the chairman shall so declare to the annual meeting and any such business not properly brought before the annual meeting shall not be transacted.

SECTION 2.08. *List of Stockholders.* It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least 10 days before each meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in such stockholder's name. Such list shall be produced and kept available at the times and places required by law.

SECTION 2.09. *Voting.* (a) Except as otherwise provided by law or by the Certificate, each stockholder of record of any class or series of capital stock of the Corporation shall be entitled at each meeting of stockholders to such number of votes for each share of such stock as may be fixed in the Certificate or in the resolution or resolutions adopted by the Board providing for the issuance of such stock, registered in such stockholder's name on the books of the Corporation:

(1) on the date fixed pursuant to Section 7.06 as the record date for the determination of stockholders entitled to notice of and to vote at such meeting; or

(2) if no such record date shall have been so fixed, then at the close of business on the day next preceding the day on which notice of such meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) Each stockholder entitled to vote at any meeting of stockholders may authorize not in excess of three persons to act for such stockholder by proxy. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated for holding such meeting. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

(c) At each meeting of the stockholders, all corporate actions to be taken by vote of the stockholders (except as otherwise required by law and except as otherwise provided in the Certificate or these bylaws) shall be authorized by a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented by proxy, and where a separate vote by class is required, a majority of the votes cast by the stockholders of such class who are present in person or represented by proxy shall be the act of such class.

(d) Unless required by law or determined by the chairman of the meeting to be advisable, the vote on any matter, including the election of directors, need not be by written ballot. In the case of a vote by written ballot, each ballot shall be signed by the stockholder voting, or by such stockholder's proxy.

SECTION 2.10. *Inspectors.* The chairman of the meeting shall appoint one or more inspectors to act at any meeting of stockholders. Such inspectors shall perform such duties as shall be specified by the chairman of the meeting. Inspectors need not be stockholders. No director or nominee for the office of director shall be appointed such inspector.

ARTICLE 3

BOARD OF DIRECTORS

SECTION 3.01. *General Powers.* The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate directed or required to be exercised or done by the stockholders.

SECTION 3.02. *Number, Qualification and Election.* (a) The total number of directors constituting the whole Board initially shall be thirteen and thereafter, subject to the terms of Section 6.01 of the Certificate, shall be as determined from time to time by the Board, provided, however, that any reduction in the total number of directors constituting the whole Board shall not terminate the term of any director then in office.

(b) Except with respect to directors who may be elected solely by the holders of shares of any class or series of stock having a preference over the common stock of the Corporation as to dividends or to distributions upon liquidation or dissolution and winding–up of the Corporation pursuant to the terms of Article 5 of the Certificate of Incorporation of the Corporation, at the 2005 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2006 annual meeting of stockholders (which number of directors shall be approximately one–third of the total number of directors of the corporation); at the 2006 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2007 annual meeting of stockholders (which number of directors shall be approximately two–thirds of the total number of directors of the corporation); and at each annual meeting of stockholders thereafter, the directors shall be elected for terms expiring at the next annual meeting of stockholders.

(c) Each director shall be at least 21 years of age. Directors need not be stockholders of the Corporation.

(d) In any election of directors held at a meeting of stockholders, the persons receiving a plurality of the votes cast by the stockholders entitled to vote thereon at such meeting who are present or represented by proxy, up to the number of directors to be elected in such election, shall be deemed elected.

SECTION 3.03. *Notification of Nomination.* Subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board or by any stockholder who is a stockholder of record at the time of giving of the notice of nomination provided for in this Section 3.03 and who is entitled to vote for the election of directors. Any stockholder of record entitled to vote for the election of directors at a meeting may nominate persons for election as directors only if timely written notice of such stockholder's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary in accordance with Section 2.07(c). Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination, of all persons or entities acting in concert with the stockholder, and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements

or understandings between the stockholder and each nominee and any other person or entities acting in concert with the stockholder (naming such person or entities) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by the stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board; (e) the class and number of shares of the Corporation that are beneficially owned by the stockholder and all persons or entities acting in concert with the stockholder; and (f) the consent of each nominee to being named in a proxy statement as nominee and to serve as a director of the Corporation if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made after compliance with the foregoing procedure. Only such persons who are nominated in accordance with the procedures set forth in this Section 3.03 shall be eligible to serve as directors of the Corporation.

SECTION 3.04. *Quorum and Manner of Acting*. Except as otherwise provided by law, the Certificate or these bylaws, a majority of the entire Board shall constitute a quorum for the transaction of business at any meeting of the Board, and, except as so provided, the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 3.05. *Place of Meeting*. The Board may hold its meetings at such place or places within or without the State of Delaware as the Board may from time to time determine or as shall be specified or fixed in the respective notice or waivers of notice thereof.

SECTION 3.06. *Regular Meetings*. Regular meetings of the Board shall be held at such times and places as the Chairman or the Board shall from time to time by resolution determine. If any day fixed for a regular meeting shall be a legal holiday under the laws of the place where the meeting is to be held, the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day.

SECTION 3.07. *Special Meetings*. Special meetings of the Board shall be held whenever called by the Chairman or by a majority of the directors.

SECTION 3.08. *Notice of Meetings*. Notice of regular meetings of the Board or of any adjourned meeting thereof need not be given. Notice of each special meeting of the Board shall be given by overnight delivery service or mailed to each director, in either case addressed to such director at such director's residence or usual place of business, at least two days before the day on which the meeting is to be held or shall be sent to such director at such place electronically or by telecopy or be given personally or by telephone, not later than the day before the meeting is to be held, but notice need not be given to any director who shall, either before or after the meeting, submit a signed waiver of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to such director. Every such notice shall state the time and place but need not state the purpose of the meeting.

SECTION 3.09. *Rules and Regulations*. The Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these bylaws for the conduct of its meetings and management of the affairs of the Corporation as the Board may deem proper.

SECTION 3.10. *Participation in Meeting by Means of Communication Equipment*. Any one or more members of the Board or any committee thereof may participate in any meeting of the Board or of any such committee by means of conference telephone or similar communications equipment by means of

which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.11. *Action Without Meeting.* Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or of any such committee consent thereto in writing and the writing or writings are filed with the minutes of the proceedings of the Board or of such committee.

SECTION 3.12. *Resignations.* Any director of the Corporation may at any time resign by giving written notice to the Board, the Chairman, the Chief Executive Officer, the President or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified therein, upon receipt thereof; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 3.13. *Removal of Directors.* Directors may be removed only as provided in Section 6.05 of the Certificate.

SECTION 3.14. *Vacancies.* Except as otherwise required by law and subject to the rights of the holders of any series of stock having a preference over the common stock of the Corporation as to dividends or upon liquidation, any vacancy in the Board of Directors for any reason and any newly created directorship resulting by reason of any increase in the number of directors may be filled only by the Board of Directors (and not by the stockholders), by resolution adopted by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum (or by a sole remaining director); *provided, however,* that if not so filled, any such vacancy shall be filled by the stockholders at the next annual meeting or at a special meeting called for that purpose in accordance with Section 2.03. Any director so appointed or elected shall hold office until the expiration of the term of office of the director whom he or she replaced or until his or her successor is elected and qualified.

SECTION 3.15. *Compensation.* Each director, in consideration of such person serving as a director, shall be entitled to receive from the Corporation such amount per annum and such fees for attendance at meetings of the Board or of committees of the Board, or both, as the Board shall from time to time determine. In addition, each director shall be entitled to receive from the Corporation reimbursement for the reasonable expenses incurred by such person in connection with the performance of such person's duties as a director. Nothing contained in this Section 3.15 shall preclude any director from serving the Corporation or any of its subsidiaries in any other capacity and receiving proper compensation therefor.

ARTICLE 4

COMMITTEES OF THE BOARD OF DIRECTORS

SECTION 4.01. *Establishment of Committees of the Board of Directors; Election of Members of Committees of the Board of Directors; Functions of Committees of the Board of Directors.* The Board may, in accordance with and subject to the General Corporation Law of the State of Delaware, from time to time establish committees of the Board to exercise such powers and authorities of the Board, and to perform such other functions, as the Board may from time to time determine.

SECTION 4.02. *Procedures; Meetings; Quorum.* Regular meetings of committees of the Board, of which no notice shall be necessary, may be held at such times and places as shall be fixed by resolution adopted by a majority of the members thereof. Special meetings of any committee of the Board shall be called at the request of a majority of the members thereof. Notice of each special meeting of any committee of the Board shall be given by overnight delivery service or mailed to each member, in either case addressed to such member at such member's residence or normal place of business, at least two days before the day on which the meeting is to be held or shall be sent to such members at such place electronically or by telecopy or be given personally or by telephone, not later than the day before

the meeting is to be held, but notice need not be given to any member who shall, either before or after the meeting, submit a signed waiver of such notice or who shall attend such meeting without protesting, prior to it or at its commencement, the lack of such notice to such member. Any special meeting of any committee of the Board shall be a legal meeting without any notice thereof having been given, if all the members thereof shall be present thereat. Notice of any adjourned meeting of any committee of the Board need not be given. Any committee of the Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these bylaws for the conduct of its meetings as such committee of the Board may deem proper. A majority of the members of any committee of the Board shall constitute a quorum for the transaction of business at any meeting, and the vote of a majority of the members thereof present at any meeting at which a quorum is present shall be the act of such committee. Each committee of the Board shall keep written minutes of its proceedings and shall report on such proceedings to the Board.

ARTICLE 5

OFFICERS

SECTION 5.01. *Number; Term of Office.* The officers of the Corporation shall be such officers as the Board may from time to time determine, which may include a Chairman, Chief Executive Officer, President, Chief Financial Officer, General Counsel and one or more Vice Presidents (including, without limitation, Assistant, Executive and Senior Vice Presidents) and a Treasurer, Secretary and Controller and such other officers or agents with such titles and such duties as the Board may from time to time determine, each to have such authority, functions or duties as provided in these bylaws or as the Board may from time to time determine, and each to hold office for such term as may be prescribed by the Board and until such person's successor shall have been chosen and shall qualify, or until such person's death or resignation, or until such person's removal in the manner hereinafter provided. One person may hold the offices and perform the duties of any two or more of said officers; *provided, however*, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate or these bylaws to be executed, acknowledged or verified by two or more officers. The Board may from time to time authorize any officer to appoint and remove any such other officers and agents and to prescribe their powers and duties. The Board may require any officer or agent to give security for the faithful performance of such person's duties.

SECTION 5.02. *Removal.* Any officer may be removed, either with or without cause, by the Board at any meeting thereof or, except in the case of any officer elected by the Board, by any superior officer upon whom such power may be conferred by the Board.

SECTION 5.03. *Resignation.* Any officer may resign at any time by giving notice to the Board, the Chief Executive Officer or the Secretary. Any such resignation shall take effect at the date of receipt of such notice or at any later date specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 5.04. *Vacancies.* A vacancy in any office because of death, resignation, removal or any other cause may be filled for the unexpired portion of the term in the manner prescribed in these bylaws for election to such office.

SECTION 5.05. *Chairman of the Board; Powers and Duties.* The Board may, at its election, appoint a Chairman of the Board (the "Chairman"). If such an officer be elected, he or she will, if present, preside at all meetings of the Board and will have such other powers and duties as may from time to time be assigned to him or her by the Board.

SECTION 5.06. *Chief Executive Officer; Powers and Duties.* Subject to the control of the Board, the Chief Executive Officer shall supervise and direct generally all the business and affairs of the Corporation. Any document may be signed by the Chief Executive Officer or any other person who may be thereunto authorized by the Board or the Chief Executive Officer. The Chief Executive Officer may appoint such assistant officers as are deemed necessary.

SECTION 5.07. *President, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents; Powers and Duties.* The President shall be the chief operating officer of the Corporation. The President and each Executive Vice President, each Senior Vice President, and each Vice President shall have such powers and perform such duties as may be assigned by the Board of Directors or the Chief Executive Officer.

SECTION 5.08. *Secretary and Assistant Secretaries; Powers and Duties.* The Secretary shall attend all meetings of the stockholders and the Board and shall keep the minutes for such meetings in one or more books provided for that purpose. The Secretary shall be custodian of the corporate records, except those required to be in the custody of the Treasurer or the Controller, shall keep the seal of the Corporation, and shall execute and affix the seal of the Corporation to all documents duly authorized for execution under seal on behalf of the Corporation, and shall perform all of the duties incident to the office of Secretary, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

The Assistant Secretaries shall perform such of the Secretary's duties as the Secretary shall from time to time direct. In case of the absence or disability of the Secretary or a vacancy in the office, an Assistant Secretary designated by the Chief Executive Officer or by the Secretary, if the office is not vacant, shall perform the duties of the Secretary.

SECTION 5.09. *Chief Financial Officer; Powers and Duties.* The Chief Financial Officer shall be responsible for maintaining the financial integrity of the Corporation, shall prepare the financial plans for the Corporation, and shall monitor the financial performance of the Corporation and its subsidiaries, as well as performing such other duties as may be assigned by the Chief Executive Officer or the Board.

SECTION 5.10. *Treasurer and Assistant Treasurers; Powers and Duties.* The Treasurer shall have care and custody of the funds and securities of the Corporation, shall deposit such funds in the name and to the credit of the Corporation with such depositories as the Treasurer shall approve, shall disburse the funds of the Corporation for proper expenses and dividends, and as may be ordered by the Board, taking proper vouchers for such disbursements. The Treasurer shall perform all of the duties incident to the office of Treasurer, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

The Assistant Treasurers shall perform such of the Treasurer's duties as the Treasurer shall from time to time direct. In case of the absence or disability of the Treasurer or a vacancy in the office, an Assistant Treasurer designated by the Chief Executive Officer or by the Treasurer, if the office is not vacant, shall perform the duties of the Treasurer.

SECTION 5.11. *General Counsel; Powers and Duties.* The General Counsel shall be the chief legal officer of the Corporation. The General Counsel shall have such power and exercise such authority and provide such counsel to the Corporation as deemed necessary or desirable to enforce the rights and protect the property and integrity of the Corporation, shall also have the power, authority, and responsibility for securing for the Corporation all legal advice, service, and counseling, and shall perform all of the duties incident to the office of General Counsel, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

SECTION 5.12. *Controller and Assistant Controllers; Powers and Duties.* The Controller shall keep and maintain in good and lawful order all accounts required by law and shall have sole control over,

and ultimate responsibility for, the accounts and accounting methods of the Corporation and the compliance of the Corporation with all systems of accounts and accounting regulations prescribed by law. The Controller shall audit, to such extent and at such times as may be required by law or as the Controller may think necessary, all accounts and records of corporate funds or property, by whomsoever kept, and for such purposes shall have access to all such accounts and records. The Controller shall make and sign all necessary and proper accounting statements and financial reports of the Corporation, and shall perform all of the duties incident to the office of Controller, as well as such other duties as may be assigned by the Chief Executive Officer or the Board.

The Assistant Controllers shall perform such of the Controller's duties as the Controller shall from time to time direct. In case of the absence or disability of the Controller or a vacancy in the office, an Assistant Controller designated by the Chief Executive Officer or the Controller, if the office is not vacant, shall perform the duties of the Controller.

SECTION 5.13. *Salaries.* The salaries of all officers of the Corporation shall be fixed by or in the manner provided by the Board. No officer shall be disqualified from receiving a salary by reason of also being a director of the Corporation.

ARTICLE 6

INDEMNIFICATION

SECTION 6.01. *Scope of Indemnification.* (a) The Corporation shall indemnify an indemnified representative against any liability incurred in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise, by reason of the fact that such person is or was serving in an indemnified capacity, except to the extent that any such indemnification against a particular liability is expressly prohibited by applicable law or where a judgment or other final adjudication adverse to the indemnified representative establishes, or where it is determined in accordance with applicable law, that his or her acts or omissions (i) were in breach of such person's duty of loyalty to the Corporation or its stockholders, (ii) were not in good faith or involved intentional misconduct or a knowing violation of law, or (iii) resulted in receipt by such person of an improper personal benefit. The rights granted by this Article 6 shall not be deemed exclusive of any other rights to which those seeking indemnification, contribution, or advancement of expenses may be entitled under any statute, certificate of incorporation, agreement, contract of insurance, vote of stockholders or disinterested directors, or otherwise. The rights of indemnification and advancement of expenses provided by or granted pursuant to this Article 6 shall continue as to a person who has ceased to be an indemnified representative in respect of matters arising prior to such time and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such a person.

(b) If an indemnified representative is not entitled to indemnification with respect to a portion of any liabilities to which such person may be subject, the Corporation shall nonetheless indemnify such indemnified representative to the maximum extent for the remaining portion of the liabilities.

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the indemnified representative is not entitled to indemnification.

(d) To the extent permitted by law, the payment of indemnification provided for by this Article 6, including the advancement of expenses pursuant to Section 6.02, with respect to proceedings other than those brought by or in the right of the Corporation, shall be subject to the conditions that the indemnified representative shall give the Corporation prompt notice of any proceeding, that the Corporation shall have complete charge of the defense of such proceeding and the right to select counsel for the indemnified representative, and that the indemnified representative shall assist and cooperate fully in all matters respecting the proceeding and its defense or settlement. The Corporation

may waive any or all of the conditions set forth in the preceding sentence. Any such waiver shall be applicable only to the specific payment for which the waiver is made and shall not in any way obligate the Corporation to grant such waiver at any future time. In the event of a conflict of interest between the indemnified representative and the Corporation that would disqualify the Corporation's counsel from representing the indemnified representative under the rules of professional conduct applicable to attorneys, it shall be the policy of the Corporation to waive any or all of the foregoing conditions subject to such limitations or conditions as the Corporation shall deem to be reasonable in the circumstances.

(e) For purposes of this Article 6:

(1) "indemnified capacity" means any and all past, present, or future services by an indemnified representative in one or more capacities as a director, officer, employee, or agent of the Corporation or, at the request of the Corporation, as a director, officer, employee, agent, fiduciary, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan, or other entity or enterprise; any indemnified representative serving an affiliate of the Corporation in any capacity shall be deemed to be doing so at the request of the Corporation;

(2) "affiliate of the Corporation" means an entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation;

(3) "indemnified representative" means any and all directors, officers, and employees of the Corporation and any other person designated as an indemnified representative by the Board;

(4) "liability" means any damage, judgment, amount paid in settlement, fine, penalty, punitive damage, excise tax assessed with respect to an employee benefit plan, or cost or expense of any nature (including, without limitation, expert witness fees, costs of investigation, litigation and appeal costs, attorneys' fees, and disbursements); and

(5) "proceeding" means any threatened, pending, or completed action, suit, appeal, or other proceeding of any nature, whether civil, criminal, administrative, or investigative, whether formal or informal, whether external or internal to the Corporation, and whether brought by or in the right of the Corporation, a class of its security holders or otherwise.

SECTION 6.02. *Advancing Expenses.* All reasonable expenses incurred in good faith by an indemnified representative in advance of the final disposition of a proceeding described in Section 6.01 shall be advanced to the indemnified representative by the Corporation. Before making any such advance payment of expenses, the Corporation shall receive an undertaking by or on behalf of the indemnified representative to repay such amount if it shall ultimately be determined that such indemnified representative is not entitled to be indemnified by the Corporation pursuant to this Article 6. No advance shall be made by the Corporation if a determination is reasonably and promptly made by a majority vote of disinterested directors, even if the disinterested directors constitute less than a quorum, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the Board or counsel at the time such determination is made, the indemnified representative has acted in such a manner as to permit or require the denial of indemnification pursuant to the provisions of Section 6.01.

ARTICLE 7

CAPITAL STOCK

SECTION 7.01. *Share Ownership.* (a) Holders of shares of stock of each class of the Corporation shall be recorded on the books of the Corporation and ownership of such stock shall be evidenced by a

certificate or other form as shall be approved by the Board. Certificates representing shares of stock of each class, if any, shall be signed by, or in the name of, the Corporation by the Chairman or the President, any Vice President and by the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and sealed with the seal of the Corporation, which may be a facsimile thereof. Any or all such signatures may be facsimiles if countersigned by a transfer agent or registrar. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

(b) The stock ledger and blank share certificates shall be kept by the Secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the Board.

SECTION 7.02. *Transfer of Shares.* Transfers of shares of stock of each class of the Corporation shall be made only on the books of the Corporation by the holder thereof, or by such holder's attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent for such stock, if any, and on surrender of the certificate or certificates, if any, for such shares properly endorsed or accompanied by a duly executed stock transfer power (or by proper evidence of succession, assignment or authority to transfer) and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. The person in whose name shares are registered on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation; *provided, however*, that whenever any transfer of shares shall be made for collateral security and not absolutely, and written notice thereof shall be given to the Secretary or to such transfer agent, such fact shall be stated in the entry of the transfer. No transfer of shares shall be valid as against the Corporation, its stockholders and creditors for any purpose, except to render the transferee liable for the debts of the Corporation to the extent provided by law, until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

SECTION 7.03. *Registered Stockholders and Addresses of Stockholders.* (a) The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

(b) Each stockholder shall designate to the Secretary or transfer agent of the Corporation an address at which notices of meetings and all other corporate notices may be given to such person, and, if any stockholder shall fail to designate such address, corporate notices may be given to such person at such person's post office address, if any, as the same appears on the stock record books of the Corporation or at such person's last known post office address.

SECTION 7.04. *Lost, Destroyed and Mutilated Certificates.* The Corporation may issue to any holder of shares of stock the certificate for which has been lost, stolen, destroyed or mutilated a new certificate or certificates for shares, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction. The Board, or a committee designated thereby, or the transfer agents and registrars for the stock, may, in their discretion, require the owner of the lost, stolen or destroyed certificate, or such person's legal representative, to give the Corporation a bond in such sum and with such surety or sureties as they may direct to indemnify the Corporation and said transfer agents and registrars against any claim that may be made on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

SECTION 7.05. *Regulations.* The Board may make such additional rules and regulations as it may deem expedient concerning the issue and transfer of shares of stock of each class of the Corporation and may make such rules and take such action as it may deem expedient concerning the issue of certificates in lieu of certificates claimed to have been lost, destroyed, stolen or mutilated.

SECTION 7.06. *Fixing Date for Determination of Stockholders of Record.* In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board may fix a new record date for the adjourned meeting.

SECTION 7.07. *Transfer Agents and Registrars.* The Board may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

ARTICLE 8

SEAL

The Board shall provide a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation and the words and figures of "Corporate Seal Delaware", or such other words or figures as the Board may approve and adopt. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE 9

FISCAL YEAR

The fiscal year of the Corporation shall end on the 31st day of December in each year.

ARTICLE 10

AMENDMENTS

Any bylaw may be adopted, repealed, altered or amended by the affirmative vote of two–thirds of the entire Board at any meeting thereof; *provided that* notwithstanding anything else in these bylaws, this proviso in this first sentence of Article 10 and the last sentence of Article 10 may only be amended or repealed by an affirmative vote of three–fourths of the Board at any meeting thereof. The stockholders of the Corporation shall have the power to amend, alter or repeal any provision of these bylaws only to the extent and in the manner provided in the Certificate.

QuickLinks

EXHIBIT B

RESOLVED, that the Audit Committee's appointment of the independent auditor of the Company shall be submitted to shareholders for ratification at future annual meetings of the Company's shareholders, including the annual meeting scheduled for May 2005; and it is

FURTHER RESOLVED, that the following policy regarding recovery of performance-based compensation be, and it hereby is, adopted, to apply prospectively from the date hereof:

In the event of a substantial restatement of previously issued financial statements by Qwest Communications International Inc. (the "Company"), the Company's Board of Directors (the "Board") will review all performance-based compensation awarded to the Company's senior executive officers that is attributable to performance during the time period(s) restated. In reviewing the restatement and the performance-based compensation, the Board, or a committee thereof, will determine whether the restated results would have resulted in the same performance-based compensation for the senior executive officers. If not, the Board, or a committee thereof, will consider the following:

- Whether the restatement was the result of misconduct on the part of any senior executive officer;
- The additional amount of compensation paid to any senior executive officer as a result of the previously issued financial statements;
- The best interests of the Company in the circumstances: and any other legal or other facts or circumstances that the Board deems appropriate for consideration in the exercise of its fiduciary obligations to the Company and its shareholders.

Following such consideration, if the Board or a committee thereof deems that any senior executive officer was improperly compensated as the result of the restatement and that it is in the best interests of the Company that it recover the performance-based compensation paid to such senior executive officer , the Board will pursue all reasonable legal remedies to recover the performance-based compensation in question.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL:
CFHITCHCOCK@YAHOO.COM

23 February 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal to Qwest Communications International Inc.
from W. Earl Powles, Philip M. Graham and William A. Eckhardt

Dear Counsel:

I write on behalf of the proponents, W. Earl Powles, Philip M. Graham and William A. Eckhardt, in response to the letter dated 10 February 2005 from counsel for Qwest Communications International Inc. ("Qwest" or the "Company") in further support of the Company's argument that the proponents' resolution has been substantially implemented as a result of the Qwest board's new policy (the "policy"). For the reasons stated below, Qwest's additional points do not help the Company sustain its burden of proving that the resolution may be excluded under Rule 14a-8(i)(10).

Qwest disagrees with the proponents that the policy's explicit reference to "misconduct" as a factor that can limit the implementation of that policy constitutes a material difference from the resolution at issue here. Moreover, Qwest argues that some of the limiting or guiding factors set out in that policy – consideration of "misconduct" and the "best interests of the Company in the circumstances" – merely express the fiduciary duties of the Company's board. Under Delaware law, Qwest argues, therefore, that "substantial" restrictions on managerial responsibility and fiduciary obligations are invalid. Qwest Letter at 2.

The problem with this argument is that it ignores the policy differences between the proponents' resolution and Qwest's policy. It also conflates the limiting consideration of "misconduct" with the Board's general fiduciary duty and overstates the law regarding a board's fiduciary obligations.

The Qwest policy contains a material difference from the proposed resolution, in that "misconduct" (however defined) is a factor that the board will consider; that factor may thus act as a brake upon the board's execution of the policy otherwise requested by the proponents. Indeed, if it was not intended as a potential limitation, why refer to that factor in the first place?

Moreover, Qwest has failed to demonstrate that the consideration of "misconduct" as a factor guiding implementation of the restitution policy is inherent in the exercise of the Board's fundamental fiduciary obligations. The authorities cited by Qwest do not support its argument and if anything confuse the issue. In *Hewlett-Packard Co.* (24 December 2003), the Division permitted the exclusion on (i)(10) grounds of a resolution that urged a shareholder vote on the adoption of a "poison pill" defense. Hewlett-Packard argued that it already had a policy permitting a shareholder vote on poison pills, albeit with a "fiduciary out" provision that allowed the board to adopt a poison pill if the board deemed such an action to be in the best interests of the company *and* if the timing was such that a shareholder vote could simply not be arranged. The existence of this "fiduciary out" provision was defended as a limited exception that permitted the company to come as close to implementing the requested policy as was permitted, consistent with the board's fiduciary obligations under Delaware law. The Division thus upheld exclusion under the (i)(10) exception.

Counsel for the company in *Hewlett-Packard* candidly noted, however, that the Division had not reached the same result in every case, noting that in several prior cases the Division has rejected invocation of the (i)(10) exclusion as to a similar poison pill proposal. *Sabre Holdings Corp.* (20 March 2003); *3M Co.* (28 January 2003). What was different, counsel argued, was that in *Hewlett-Packard*, the company submitted an opinion from Delaware counsel indicating that the company's policy, with the addition of the "fiduciary out" exclusion, represented the closest that the company could come to implementing the requested policy consistent with fiduciary obligations.

No such Delaware opinion has been provided here. Even if one had been submitted, the "misconduct" factor is hardly a limited escape valve, designed for use in those situations where it would be impossible to implement the proponents' recommended policy. Nor is the reference to "misconduct" essential to the Qwest board's ability to carry out its fiduciary responsibilities. Instead, the reference to "misconduct" is a deliberate policy choice on Qwest's part and one that is lacking from the proponents' recommended proposal. The "misconduct" language is thus not intended to bring Qwest's policy as close to the proponent's resolution as is legally possible. It is an additional factor that is unnecessary to the exercise of the Qwest board's fiduciary obligations.

The two cases cited by Qwest do not support exclusion. In *Omnicare, Inc. v. NCS Healthcare, Inc.*, 818 A.2d 914 (Del. 2003), the Delaware Supreme Court, in a rare 3-2 vote, overturned a merger agreement because the controlling shareholders had assured approval of a merger before the emergence of a subsequent transaction that might offer greater value to shareholders. The three-judge majority concluded that the failure to include a "fiduciary out" provision in the agreement, in the event that a better offer should materialize, constituted a violation of Delaware law under the fact-specific congeries of factors that define the respective rights of majority shareholders, minority shareholders and a corporate board in merger situations. The two-judge minority would have approved the agreement, on the facts presented, without a "fiduciary out" provision. *Abercrombie v. Davies*, 123 A.2d 893 (Del. Ch. 1956), involved an unusual situation of a shareholder agreement that appeared to bind the directors to vote on all issues in accordance with the decision by at least seven director-agents or arbitrator, thus requiring a board to vote in a predetermined manner regardless of the individual merits of the issue. That is a far cry from what we are dealing with here.

The fact of the matter is that the Qwest board wants the flexibility to limit its discretion in a manner whereby it may not take certain actions contemplated by the proposal, unless an additional precondition – misconduct – is present. That is a material difference between Qwest's position and the proponents' position, and it indicates why the resolution has not been "substantially implemented" within the meaning of Rule 14a-8(i)(10).

For these reasons and those set forth in my previous letter, the proponents respectfully ask the Division to advise Qwest that the Company may not exclude the resolution under Rule 14-8.

Thank you in advance for your consideration of these views. Please do not hesitate to contact me if there is additional information that I can provide.

Very truly yours,



Cornish F. Hitchcock

cc: Brian J. Lane, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Qwest Communications International Inc.
Incoming letter dated January 13, 2005

The proposal requests that the board adopt a policy that in the event of a substantial restatement of financial results, the board will review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover such compensation to the extent that the restated results did not exceed the original performance targets.

We are unable to concur in your view that Qwest may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Qwest may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Qwest may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Qwest may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Heather L. Maples
Special Counsel